UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

 Commission File Number 001-35991

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

March 5, 2020

Sincerely yours,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: March 5, 2020

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018 AND 2019

(All amounts expressed in thousands of S/ unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018 AND 2019

S/        =    Peruvian Sol
US$    =    United States dollar

(All amounts expressed in thousands of S/ unless otherwise stated)

OPINION OF THE INDEPENDENT AUDITORS

To the Shareholders and members of the Board of Directors
Graña y Montero S.A.A.

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(All amounts are expressed in thousands of S/ unless otherwise stated)

ASSETS
		As at	As at
		December 31,	December 31,
	Note	2018	2019

Current assets
Cash and cash equivalents	9	801,140	948,978
Trade accounts receivables, net	10	1,007,828	821,737
Work in progress, net	11	28,538	49,457
Accounts receivable from related parties	12	34,903	36,658
Other accounts receivable	13	588,451	444,500
Inventories, net	14	514,047	552,573
Prepaid expenses		10,549	11,348
		2,985,456	2,865,251

Non-current assets as held for sale		247,798	205,418

Total current assets		3,233,254	3,070,669

Non-current assets
Long-term trade accounts receivable, net	10	1,020,067	753,202
Long-term work in progress, net	11	32,212	23,117
Long-term accounts receivable from related parties	12	778,226	546,941
Prepaid expenses		33,697	27,934
Other long-term accounts receivable	13	302,957	300,323
Investments in associates and joint ventures	15	257,765	37,035
Investment property		29,133	28,326
Property, plant and equipment, net	16	470,554	443,870
Intangible assets, net	17	847,095	853,315
Right-of-use assets, net	16	-	78,813
Deferred income tax asset	24	425,436	240,919
Total non-current assets		4,197,142	3,333,795

Total assets		7,430,396	6,404,464

LIABILITIES AND EQUITY
		As at	As at
		December 31,	December 31,
	Note	2018	2019

Current liabilities
Borrowings	18	826,474	454,260
Bonds	19	39,167	44,737
Trade accounts payable	20	1,079,531	1,136,121
Accounts payable to related parties	12	55,941	38,916
Current income tax		25,807	47,999
Other accounts payable	21	632,669	635,305
Provisions	22	6,197	113,483
Total current liabilities		2,665,786	2,470,821

Non-current liabilities as held for sale		225,828	210,025

Total current liabilities		2,891,614	2,680,846

Non-current liabilities
Borrowings	18	376,198	344,806
Long-term bonds	19	897,875	879,305
Other long-term accounts payable	21	574,110	273,101
Long-term accounts payable to related parties	12	21,849	22,583
Provisions	22	103,411	214,952
Derivative financial instruments		61	52
Deferred income tax liability	24	75,347	112,734
Total non-current liabilities		2,048,851	1,847,533
Total liabilities		4,940,465	4,528,379

Equity
Capital	23	729,434	871,918
Legal reserve		132,011	132,011
Voluntary reserve		29,974	29,974
Share Premium		992,144	1,132,179
Other reserves		(170,620)	(177,506)
Retained earnings		375,417	(510,766)
Equity attributable to controlling interest in the Company		2,088,360	1,477,810
Non-controlling interest		401,571	398,275
Total equity		2,489,931	1,876,085
Total liabilities and equity		7,430,396	6,404,464

The accompanying notes on pages 8 to 107 are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF INCOME
(All amounts are expressed in thousands of S/ unless otherwise stated)

		For the period
		ended December 31,
	Note	2018	2019

Revenues from construction activities		1,961,100	2,411,880
Revenues from services provided		1,003,623	1,089,465
Revenue from real estate and sale of goods		934,739	583,659
		3,899,462	4,085,263

Cost of construction activities		(1,921,112)	(2,351,563)
Cost of services provided		(741,172)	(866,326)
Cost of real estate and sale of goods		(562,689)	(425,352)
	26	(3,224,973)	(3,643,241)
Gross profit		674,489	441,763

Administrative expenses	26	(278,433)	(213,908)
Other income and expenses	28	(61,335)	(326,754)
Loss from the sale of investments		(7)	-
Operating profit (loss)		334,714	(98,899)

Financial expenses	27	(247,982)	(231,709)
Financial income	27	50,925	74,656

Share of the profit or loss in associates and joint ventures		(3,709)	(218,774)
Profit (loss) before income tax		133,948	(474,726)
Income tax	29	(113,318)	(319,957)
Profit (loss) from continuing operations		20,630	(794,683)

Profit (loss) from discontinued operations	36	36,785	(43,959)
Profit (loss) for the period		57,415	(838,642)

Profit (loss) attributable to:
Owners of the Company		(83,188)	(884,721)
Non-controlling interest		140,603	46,079
		57,415	(838,642)

Loss per share attributable to owners of the
Company during the year	34	(0.125)	(1.076)
Loss per share from continuing operations
attributable to owners of the Company during the year		(0.099)	(1.023)

The accompanying notes on pages 8 to 107 are an integral part of the consolidated financial statements.

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(All amounts are expressed in thousands of S/ unless otherwise stated)

		For the year
		ended December 31,
	Note	2018	2019

Profit (loss) for the year		57,415	(838,642)
Other comprehensive income:
Items that will not be reclassified to profit or loss
Remeasurement of actuarial gains and losses, net of tax		16,589	-

Items that may be subsequently reclassified to profit or loss
Cash flow hedge, net of tax	30	119	6
Foreign currency translation adjustment, net of tax	30	5,733	(8,170)
Exchange difference from net investment in a foreign operation, net of tax	30	(8,147)	(456)
		(2,295)	(8,620)
Other comprehensive income for the year, net of tax		14,294	(8,620)
Total comprehensive income for the year		71,709	(847,262)

Comprehensive income attributable to:
Owners of the Company		(67,548)	(891,607)
Non-controlling interest		139,257	44,345
		71,709	(847,262)

Comprehensive income attributable to owners of the Company:
Continuing operations		(131,284)	(848,994)
Discontinued operations		63,736	(42,613)
		(67,548)	(891,607)

The accompanying notes on pages 8 to 107 are an integral part of the consolidated financial statements.

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018 AND 2019
(All amounts are expressed in thousands of S/ unless otherwise stated)

	Attributable to the controlling interests of the Company
	Number
	of shares		Legal	Voluntary	Share	Other	Retained		Non-controlling
	In thousands	Capital	reserve	reserve	premium	reserves	earnings	Total	interest	Total

Balances as of January 1, 2018	660,054	660,054	132,011	29,974	881,795	(169,671)	589,167	2,123,330	465,748	2,589,078
- IFRS adoption	-	-	-	-	-	-	(52,564)	(52,564)	(979)	(53,543)
Initial balances restated	660,054	660,054	132,011	29,974	881,795	(169,671)	536,603	2,070,766	464,769	2,535,535
(Loss) profit for the year	-	-	-	-	-	-	(83,188)	(83,188)	140,603	57,415
Cash flow hedge	-	-	-	-	-	113	-	113	6	119
Adjustment for actuarial gains and losses	-	-	-	-	-	-	16,589	16,589	-	16,589
Foreign currency translation adjustment	-	-	-	-	-	6,930	-	6,930	(1,197)	5,733
Exchange difference from net investment in a foreign operation	-	-	-	-	-	(7,992)	-	(7,992)	(155)	(8,147)
Comprehensive income of the year	-	-	-	-	-	(949)	(66,599)	(67,548)	139,257	71,709
Transactions with shareholders:
- Dividend distribution	-	-	-	-	-	-	-	-	(102,772)	(102,772)
- Contributions (devolution) of non-controlling shareholders, net	-	-	-	-	-	-	-	-	(84,442)	(84,442)
- Additional acquisition of non-controlling	-	-	-	-	(9,583)	-	-	(9,583)	(4,050)	(13,633)
- Capital Increase	69,380	69,380	-	-	68,223	-	-	137,603	-	137,603
- Deconsolidation CAM Group	-	-	-	-	-	-	(42,878)	(42,878)	18,221	(24,657)
- Deconsolidation Stracon GyM	-	-	-	-	51,709	-	(51,709)	-	(29,412)	(29,412)
Total transactions with shareholders	69,380	69,380	-	-	110,349	-	(94,587)	85,142	(202,455)	(117,313)
Balances as of December 31, 2018	729,434	729,434	132,011	29,974	992,144	(170,620)	375,417	2,088,360	401,571	2,489,931

Balances as of January 1, 2019	729,434	729,434	132,011	29,974	992,144	(170,620)	375,417	2,088,360	401,571	2,489,931

- IFRS adoption	-	-	-	-	-	-	(1,462)	(1,462)	-	(1,462)
Initial balances restated	729,434	729,434	132,011	29,974	992,144	(170,620)	373,955	2,086,898	401,571	2,488,469
(Loss) profit for the year	-	-	-	-	-	-	(884,721)	(884,721)	46,079	(838,642)
Cash flow hedge	-	-	-	-	-	6	-	6	-	6
Foreign currency translation adjustment	-	-	-	-	-	(6,440)	-	(6,440)	(1,730)	(8,170)
Exchange difference from net investment in a foreign operation	-	-	-	-	-	(452)	-	(452)	(4)	(456)
Comprehensive income of the year	-	-	-	-	-	(6,886)	(884,721)	(891,607)	44,345	(847,262)
Transactions with shareholders:
- Dividend distribution	-	-	-	-	-	-	-	-	(12,762)	(12,762)
- Contributions (devolution) of non-controlling shareholders, net	-	-	-	-	-	-	-	-	(32,996)	(32,996)
- Additional acquisition of non-controlling	-	-	-	-	1,883	-	-	1,883	(1,883)	-
- Capital increase	142,484	142,484	-	-	138,152	-	-	280,636	-	280,636
Total transactions with shareholders	142,484	142,484	-	-	140,035	-	-	282,519	(47,641)	234,878
Balances as of December 31, 2019	871,918	871,918	132,011	29,974	1,132,179	(177,506)	(510,766)	1,477,810	398,275	1,876,085

The accompanying notes on pages 8 to 107 are an integral part of the consolidated financial statements.

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
(All amounts are expressed in thousands of S/ unless otherwise stated)

			For the year
			ended December 31,
	Note		2018	2019

OPERATING ACTIVITIES
Profit (loss) before income tax			170,202	(535,271)
Adjustments to profit not affecting cash flows from
operating activities:
Depreciation	26		125,419	97,352
Amortization	26		112,072	105,278
Impairment of inventories	26		-	4,503
Impairment of accounts receivable and other accounts receivable	26		65,076	290,491
Reversal of impairment of inventories			(26,993)	(4,752)
Debt condonation			-	(18,186)
Impairment of property, plant and equipment	26		5,664	20,018
Impairment of intangible assets	28		-	45,821
Reversal of impairment of accounts receivable			-	(19,448)
Reversal of impairment of intangible assets			-	(20,676)
Indemnification			686	-
Change in the fair value of the liability for put option	28		(6,122)	4,697
Other provisions	22		75,369	186,894
Financial expense,net			177,649	152,970
Impairment of investments			-	384
Share of the profit and loss in associates and joint ventures under the equity method of accounting	15 a) b	)	3,709	218,774
Reversal of provisions	22		(6,218)	(7,471)
Disposal of assets			16,327	833
Loss (profit) on sale of property, plant and equipment	16		7,105	(11,892)
Loss on sale from available-for-sale financial assets			1,529	-
Profit on sale of investments in subsidiaries			(73,642)	-
Loss on remeasurement of accounts receivable			25,110	45,363
Net variations in assets and liabilities:
Trade accounts receivable and unbilled working in progress			(236,011)	457,709
Other accounts receivable			190,354	148,833
Other accounts receivable from related parties			24,609	(11,178)
Inventories			200,575	(34,575)
Pre-paid expenses and other assets			18,309	4,964
Trade accounts payable			10,917	58,973
Other accounts payable			(311,848)	(283,526)
Other accounts payable to related parties			92,613	(24,461)
Other provisions			(6,615)	(2,178)
Interest payment			(188,704)	(157,475)
Payments for purchases of intangibles - Concessions			(10,305)	(25,917)
Payment of income tax			(177,563)	(94,669)
Net cash provided by operating activities			279,273	592,182

INVESTING ACTIVITIES
Sale of investment			222,971	-
Sale of property, plant and equipment			31,852	18,607
Sale of non-current assets held for sale, net			16,244	-
Interest received			36,508	6,552
Dividends received	15 a) b	)	1,823	1,517
Payment for purchase of investments properties			(209)	(88)
Payments for intangible purchase			(86,799)	(80,709)
Payments for purchase and contributions on investment in associate and joint ventures			(3,770)	-
Payments for property, plant and equipment purchase			(80,765)	(76,707)
Net cash provided by (applied to) investing activities			137,855	(130,828)

FINANCING ACTIVITIES
Loans received			1,018,744	581,637
Amortization of loans received			(1,265,920)	(1,074,259)
Amortization of bonds issued			(28,914)	(31,335)
Payment for transaction costs for debt			-	(4,770)
Dividends paid to non-controlling interest	35 d	)	(102,772)	(12,762)
Cash received (return of contributions) from non-controlling shareholders			(59,053)	(32,996)
Capital increase	23		137,603	281,391
Acquisition or sale of interest in a subsidiary of non-controlling shareholders			389	-
Net cash applied to financing activities			(299,923)	(293,094)
Net increase in cash			117,205	168,260
Exchange difference			57,756	(20,303)
Cash and cash equivalents at the beginning of the period			626,060	801,021
Cash and cash equivalents at the end of the period	9		801,021	948,978

NON-CASH TRANSACTIONS:
Capitalization of interests			3,361	7,229
Acquisition of assets through finance leases			2,365	3,851
Accounts payable to the non-controlling interest for purchase of investments			14,022	-
Contribution in inventories			25,389	-
Acquisition of right-of-use assets			-	101,745
Deconsolidation from non-controlling interest			54,069	-
Transaction costs due to capital increase pending payment			-	755

The accompanying notes on pages 8 to 107 are an integral part of the consolidated financial statements.

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018 AND 2019

1	GENERAL INFORMATION

a)	Incorporation and operations

Graña y Montero S.A.A. (hereinafter the “Company”) was incorporated in Perú on August 12, 1996, as a result of the equity spin-off of Inversiones GyM S.A. (formerly Graña y Montero S.A.). The Company’s legal address is Av. Paseo de la República 4675, Surquillo Lima, Perú and is listed on the Lima Stock Exchange and the New York Stock Exchange (NYSE).

The Company is the parent of the Graña y Montero Group that includes the Company and its subsidiaries (hereinafter, the “Group”) and is mainly engaged in holding investments in different Group companies. Additionally, the Company provides services of general management, financial management, commercial management, legal advisory, human resources management and leases office space to the Group companies.

The Group is a conglomerate of companies with operations including different business activities, the most significant are engineering and construction, infrastructure (public concession ownership and operation) and real estate businesses. See details of operating segments in Note 7.

b)	Authorization for the issue of the financial statements

The consolidated financial statements for the year ended December 31, 2019, have been prepared and issued with Management and Board of Directors’ authorization on March 5, 2020, and will be submitted for consideration and approval at the General Shareholders’ Meeting to be held within the term established by Peruvian law. Management expects that the consolidated financial statements as of December 31, 2019, will be approved with no changes.

c)	Current situation of the Company

As a result of decisions of a previous administration, the Group is involved in a series of corruption cases mainly between 2004 and 2015, which have generated criminal investigations by the Prosecutor's Office and administrative investigations by a regulatory body. Such situations led to organizational changes, external investigations, independent of the Company’s Management, related to the Group's business with Odebrecht and the facts under criminal investigation, as well as other internal measures as explained below:

●	On January 9, 2017, the Board of Directors approved the performance of an independent investigation related to six projects developed in association with companies of the Odebrecht Group.

●
On March 30, 2017, the Board of Directors created a Risk, Compliance and Sustainability Committee, who was in charge of the oversight of the investigation independently of Management. The external investigation was entrusted to the law firm Simpson, Thacher and Bartlett, who reported exclusively to the Risk, Compliance and Sustainability Committee in order to preserve the independence of the investigation.

●
The external investigation concluded on November 2, 2017 and found no evidence that the Group or any of its former or current directors or executives had intentionally or knowngly participated in acts of corruption related to the six projects developed in association with Odebrecht.

●
As new information about the cases emerged, the Company's Board of Directors continued to investigate the facts that were the subject of the criminal investigations described above, including matters that were beyond the scope of the investigation conducted by Simpson, Thacher and Barlett. After an extensive and detailed review process, the Company obtained relevant findings for the criminal investigations in process and, in line with its commitment to transparency and integrity, decided to share them in their entirety with the authorities within the framework of a plea bargain process.

●
As a result of its contribution to the investigations, on December 27, 2019, the Company signed a preliminary agreement whereby the Anti-Corruption Prosecutor and the Ad hoc Prosecutor's Office promise to execute a final plea bargain agreement with the Company that would provide The Company with certain regarding the contingencies it faces as a result of the above-mentioned processes. Additionally, in the aforementioned preliminary agreement, the Anti-Corruption Prosecutor and the Ad Hoc Attorney General's Office authorize the Company to disclose its existence but maintain the legal reserve on its content

●
On the other hand, over the last three years the new administration together with the new board initiated a transformation process based on the principles of Truth, Transparency and Integrity, making profound changes in the organization such as the reconfiguration of a board of directors with an independent majority, new composition shareholding, as well as the creation of new instances of government such as the Corporate Risk Management and autonomous Compliance, with direct report to the Board of Directors, among other actions.

Criminal investigations derived from projects developed in partnership with companies of the Odebrecht group

As for the Lava Jato case, the Company participated directly or through its subsidiaries as minority partner in certain entities that developed six infrastructure projects in Peru with companies belonging to the Odebrecht group (hereinafter Odebrecht).

In 2016, Odebrecht entered into a Plea Agreement with the authorities of the United States Department of Justice and the Office of the District Attorney for the Eastern District of New York by which it admitted corruption acts in connection with some of these projects in which the Company participate as minority partner.

●	IIRSA Sur

In relation to investigations on IIRSA Sur, the former Chairman of the Board of Directors was incorporated as investigated by collusion; a former director and a former executive for money laundering. Subsequently, Graña y Montero S.A.A. and GyM S.A. they have been incorporated as third-party civilians responsible in the process, which means that it will be assessed whether the obligation to indemnify the state for damages resulting from the facts under investigation will be imposed on these entities.

●	Electric Train construction project

The first Preparatory Investigation Court of the Judiciary decided to incorporate GyM S.A. as civil third party responsible in the process related to the construction of the Electric train construction Project, tranches 1 and 2. In this investigation the former Chairman of the Board, a former director and a former manager have been charged.

●	Gasoducto Sur Peruano (GSP)

In 2019, the Company concluded that it has an exposure to the preliminary investigation process conducted in relation to GSP (the South Peruvian Gas Pipeline project), even though as of the date hereof, it has not been indicted or incorporated as liable third party, even though the former Chairman of the Board of Directors and a former director are seeking plea bargain agreements in relation to this process, among others.

In addition to the cases described for which a provision for civil damages has been registered, there are two projects carried out in partnership with Odebrecht that are not currently under investigation. If this is initiated and some evidence is found, the maximum possible civil damage exposure estimated under Law 30737 for both projects would be S/52.7 million (US$16 million approximately).

Criminal investigations in conection to the Construction Club case

On the other hand, GyM S.A. has been incorporated, along with other construction companies, as a legal entity investigated in the criminal investigation that the Public Ministry has been carrying out for the alleged crime of corruption of officials in relation to the so-called Construction Club. Similarly, at the end of February 2020, the Public Ministry has requested the incorporation of Concar S.A., the latter is pending judicial decision.

On the other hand, like officials of other construction companies, a former commercial manager of GyM S.A., the former president of the Board of Directors, a former director and the former Corporate General Manager of the company have been included in the criminal investigation.

Anticorruption Law - effects on the Group

Law 30737 and its regulation issued by Supreme Decree 096-2018-EF have mitigated the Company and subsidiaries exposure to the cases described in subsections 1) and 2) above. These rules set clear guidelines to estimate the potential compensation reducing the uncertainty derived from the legal proceedings, by among other things, preventing the imposition of liens or attachments of assets that would impair its ability to operate.

The benefits of the mentioned rules are subject to the fulfillment of the following obligations:

•	The obligation to set up a trust that will guarantee any eventual payment obligation of an eventual civil compensation in favor of the Peruvian Government;
•	The obligation not to transfer funds abroad without the prior consent of the Ministry of Justice;
•	The implementation of a compliance program; and
•	The obligation to disclose information to the authorities and to collaborate in the investigation.

The Group has designed a compliance program which is currently under implementation, it fully cooperates with the authorities in its investigations and has executed a trust agreement with the Ministry of Justice, under which the Company has established for an approximate amount of S/80 million (equivalent to US$24 million).

On the other hand, based on the standards indicated and their guidelines, Management has estimated that the value of the civil damages for the cases described above is S/280 millions (US$85 millions)  and has registered as of December 31st, 2019 S/153.9 million (equivalent to US$46.6 million) as net present value (Note 22).

Investigations and administrative process initiated by INDECOPI in conection to the Construction Club case

On July 11, 2017, the Peruvian National Institute for the Defense of Free Competition and the Protection of Intellectual Property (“Indecopi”) initiated an investigation against several construction companies, including GyM S.A., about the existence of an alleged cartel called the Construction Club.
Throughout the investigation, GyM S.A. has provided to Indecopi with all the information requested and continues collaborating with the ongoing investigations.

On February 11, 2020, GyM S.A. was notified by the Technical Secretariat of the Commission for the Defense of Free Competition (“Indecopi”) with the resolution that begins a sanctioning administrative procedure involving a total of 35 companies and 28 natural persons, for an alleged anticompetitive conduct in the market of Public Works. The resolution does not include the assignment of responsibilities or the result of the administrative disciplinary procedure, which will be determined at the end of said procedure. The procedure is in a probatory stage, therefore, INDECOPI has not carried out actions in order to quantifying the possible penalties that could result.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied in all the years presented, unless otherwise stated.

2.1	Basis of preparation

The consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations issued by the IFRS Interpretations Committee (IFRIC) applicable to companies reporting under IFRS.  The financial statements comply with IFRS as issued by the IASB in force as of December 31, 2018, and December 31, 2019, respectively.

The consolidated financial statements have been prepared under the historical cost convention, except for derivative financial instruments, financial assets at fair value through profit or loss, and available-for-sale financial assets measured at fair value.  The financial statements are presented in thousands of Peruvian Sol unless otherwise stated.

The preparation of the consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. Also requires that the Management exercise its critical judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 5.

2.2	Consolidation of financial statements

a)	Subsidiaries

Subsidiaries are entities over which the Company has control. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The Group applies the acquisition method to account for business combinations. Identifiable assets acquired, liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

The Group evaluates the measurement of the non-controlling interest on an acquisition-by-acquisition basis.  At December 31, 2018, and 2019, the measurements of the non-controlling interest in the Group´s acquisitions were made at the non-controlling interest´s proportionate share of the recognized amounts of the acquiree’s identifiable net assets.

Business acquisition-related costs are expensed as incurred.

Any contingent consideration assumed by the Group with the selling party is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration are recognized in accordance with IFRS 9 “Financial Instruments” as profit or loss.

Goodwill is initially measured as the excess of the acquisition cost, the fair value at the acquisition date of any interest previously acquired plus the fair value of the non-controlling interest, over the net identifiable assets acquired and liabilities and contingent liabilities assumed. If the acquisition cost is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss at the time of acquisition.

For consolidating subsidiaries, balances, income, and expenses from transactions between Group companies are eliminated. Profits and losses resulting from inter-company transactions that are recognized as assets are also eliminated. Group companies use common accounting practices, except for those that are specifically required for specific businesses.

b)	Changes in ownership interests in subsidiaries without change of control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions, in other words as transactions with owners in their capacity as owners. The difference between the fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interest are also recorded in equity at the time of disposal.

c)	Disposal of subsidiaries

When the Group ceases to have control over a subsidiary, any retained interest in the entity is re-measured at its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss at such date. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that the amount previously recognized in other comprehensive income is reclassified to profit or loss.

d)	Joint arrangements

Contracts in which the Group and one or more of the contracting parties have joint control on the relevant joint activities are called joint arrangements.

Investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. The Group has assessed the nature of its joint arrangements and determined them to be both joint ventures as well as joint operations.

Joint ventures are accounted for using the equity method. Under this method, interests in joint ventures are initially recognized at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses and movements in the comprehensive income statement.

The Group assesses on an annual basis whether there is any objective evidence that the investment in the joint ventures and associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the impairment loss in share of the profit or loss in associates and joint ventures under the equity method of accounting in the income statement. In addition, the Group stops the use of the equity method if the entity ceases to be an operating entity.

Joint operations are joint arrangements whereby the parties that have joint control of the arrangement, have rights over the assets, and obligations for the liabilities, relating to the arrangement. Each party recognizes its assets, liabilities, revenue and cost and its share of any asset or liability jointly held and, on any revenue, or cost arisen from the joint operation.

In the Group, joint operations mainly relate to consortiums (entities without legal personality) created exclusively for the development of a construction contract. Considering that the only objective of the consortium is to develop a specific project, all revenue and costs are included within revenue from construction activities and cost of construction activities, respectively.

e)	Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a holding of between 20% and 50% of the voting rights.  Investments in associates are accounted for using the equity method (see section d) above).

Profits and losses resulting from transactions between the Group and its associates are recognized in the Group’s consolidated financial statements only to the extent of unrelated investor’s interests in the associates.  Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred.  Accounting policies of associates are changed where necessary to ensure consistency with the policies adopted by the Group.

Impairment losses are measured and recorded in accordance with section d) above.

2.3	Segment reporting

Operating segments are reported in a consistent manner with internal reporting provided to the Management of the Group.

If an entity changes the structure of its internal organization in a manner that causes the composition of its reportable segments to change, the Group restates the information for earlier periods unless the information is not available.

2.4	Foreign currency translation

a)	Functional and presentation currency

The consolidated financial statements are presented in Peruvian soles, which is the functional and presentation currency of the Group. All subsidiaries, joint arrangements, and associates use the Peruvian Sol as their functional currency, except for foreign entities, for which the functional currency is the currency of the country in which they operate.

b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using prevailing the exchange rates at the date of the transactions or valuation when items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions are recognized in the consolidated income statement, except when deferred in other comprehensive income.  Foreign exchange gains and losses of all monetary items are included in the income statement within financial income or expense.

Exchange differences arising on loans from the Company to its subsidiaries in foreign currencies are recognized in the separate financial statements of the Company and separate financial statements of the subsidiaries. In the consolidated financial statements, such exchange differences are recognized in other comprehensive income and are re-classified in the income statement on the disposal of the subsidiary or debt repayment to the extent such loans qualify as part of the “net investment in a foreign operation”.

c)	Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency of the Group are translated into the presentation currency as follows:

i)	Assets and liabilities for each statement of financial position are translated using the closing exchange rate prevailing at the date of the consolidated statement of financial position;
ii)
income and expenses for each income statement are translated at the average exchange rate (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated using the exchange rate on the date of the transaction);

iii)	capital is translated by using the historical exchange rate for each capital contribution made; and
iv)	all exchange differences are recognized as separate components in other comprehensive income, within foreign currency translations adjustment.

Goodwill and fair value adjustments arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing exchange rate.  Exchange differences are recognized in other comprehensive income.

2.5	Concession agreements

Concession agreements signed between the Group and the Peruvian Government entitle the Group, as a Concessionaire, to assume obligations for the construction or improvement of infrastructure and which qualify as public service concessions are accounted as defined by IFRIC 12 “Service Concession Arrangements”.  The consideration to be received from the Government for the services of constructing or improving public infrastructure is recognized as a financial asset, an intangible asset or both, as stated below:

a)
It is recognized as a financial asset to the extent that it has a contractual right to receive cash or other financial assets either because the Government secures the payment of specified or determinable amounts or because the Government will cover any difference arising from the amounts actually received from public service users in relation with the specified or determinable amounts.  These financial assets are recognized initially at fair value and subsequently at amortized cost (financial asset model).

b)
It is recognized as an intangible asset to the extent that the service agreement grants the Group a contractual right to charge users of the public service. The resulting intangible asset is measured at cost and is amortized as described in Note 2.15 (intangible asset model).

c)	It is recognized as a financial asset and an intangible asset when the Group recovers its investment partially by a financial asset and partially by an intangible asset (bifurcated model).

2.6	Cash and cash equivalents

In the consolidated statements of financial position and cash flows, cash and cash equivalents include cash on hand, on-demand bank deposits, other highly liquid investments with original maturities of three months or less and bank overdrafts.  In the consolidated statement of financial position, bank overdrafts are included in the balance of borrowings as current liabilities.

2.7	Financial assets

2.7.1	Classification and measurement

The Group classifies its financial assets, according to its subsequent measurement, in the following categories: i) amortized cost; ii) financial assets at fair value through other comprehensive income and iii) financial assets at fair value through profit or loss. The classification depends on the purpose for which the financial assets were acquired on the basis of the Group's business model for managing the financial assets and the characteristics of the contractual cash flows of the financial asset.

Management determines the classification of its financial assets at the date of its initial recognition and re-evaluates this classification at the date of each closing of its consolidated financial statements. As of December 31, 2018, and 2019, the Group only maintains financial assets in the following categories:

a) Amortized cost

This category is the most relevant for the Group. The Group measures financial assets at amortized cost if the following conditions are met:

i) The financial asset is held within a business model with the objective of maintaining the financial assets to obtain the contractual cash flows; and

ii) The contractual terms of the financial asset generate cash flows, on specific dates, that are only payments of the principal and interest on the amount of the outstanding principal.

Financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment. Profits and losses are recognized in profits or losses when the asset is written off, modified or impaired.

Trade accounts receivable, accounts receivable from related companies, other accounts receivable, work in progress and cash and cash equivalents are included in current assets except for those over twelve months after the date of the consolidated statement of financial position. The latter are classified as non-current assets.

b) Financial assets at fair value through other comprehensive results

Financial assets at fair value through other comprehensive income of the Group are classified in this category when they meet the following conditions:

i) keep them within a business model whose objective is achieved by obtaining contractual cash flows and selling financial assets; and
ii) the contractual terms of the financial asset give rise, on specific dates, to cash flows that are only payments of the principal and interest on the outstanding principal amount.

The investment account at Inversiones en Autopistas S.A. is included in this category.

c) Financial assets at fair value through profit or loss

Financial assets that do not meet the criteria of amortized costs or fair value through other comprehensive income are measured at fair value through profit or loss. The result in a debt investment that is subsequently measured at fair value through gains and losses is recognized in the consolidated statement of comprehensive income in the period in which it occurs.

Financial assets at fair value through profit or loss are non-derivative financial assets designated by the Group at their fair value upon initial recognition and are held for sale. These are included in current assets.

2.7.2	Derecognition of financial assets

The Group derecognizes a financial asset when the contractual rights over the cash flows of the financial asset expire, or when it transfers the rights to receive the contractual cash flows in a transaction in which all the risks and benefits of ownership of the financial asset are substantially transferred, or does not transfer or retain substantially all the risks and benefits related to the property and does not retain control over the assets transferred.

The Group participates in transactions in which it transfers the assets recognized in its statement of financial position but retains all or substantially all the risks and advantages of the assets transferred, and/or control over them. In these cases, the assets transferred are not derecognized and are measured on a basis that reflects rights and obligations that the Group has retained.

2.8	Impairment of financial assets

IFRS 9 “Financial Instruments”, requires to register expected credit losses of all financial assets, except for those that are carried at fair value with an effect on results, estimating it over 12 months or for the entire life of the financial instrument ("lifetime"). In accordance with the provisions of the standard, the Group applies the simplified approach (which estimates the loss for the entire life of the financial instrument), for the commercial debtors of the rental business line of the real estate sector, and the general approach for the trade accounts receivables, work in progress and other accounts receivable; the same that requires evaluating whether or not a significant increase in risk exists to determine whether the loss should be estimated based on 12 months after the reporting date or during the entire life of the asset.

The Group has established a policy to conduct an evaluation, at the end of each reporting period, to identify whether the asset has suffered a significant increase in credit risk since the initial date. Both the credit losses expected at 12 months and the expected credit losses during the life of the asset are calculated individually or collectively, depending on the nature of the portfolio.

For financial assets for which the Group has no reasonable expectation of recovering, either the entire outstanding amount or a portion thereof, the gross carrying amount of the financial asset is reduced. This is considered a decrease in (partial) accounts of the financial asset.

2.9	Derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value on the date a derivative contract is signed into and are subsequently re-measured at their fair value at the end of each reporting period.  The method for recognizing the gain or loss resulting from changes in the fair value of the derivatives depends on whether they are designated as an  hedging instrument, and if so, the nature of the item being hedged.

The Group designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability (fair value hedge) or a highly probable forecast transaction (cash flow hedge).  Derivatives are initially recognized at fair value on the date of subscription of the contract and are subsequently recognized at their fair value.

The Group documents, at the inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedges transactions. The Group also documents its assessment, both at hedge inception as at the date of each subsequent statement of financial position, of whether the derivatives used in hedges transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The fair value of various derivative instruments used for hedging purposes and changes in the account reserves for hedges in equity are disclosed in Note 8.  The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity period of the hedged item is more than 12 months and as a current asset or liability when the remaining maturity period of the hedged item is less than 12 months.  Trading derivatives are classified as a current asset or liability.

Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as fair value hedges is recognized as other comprehensive income.  The gain or loss relating to the ineffective portion is recognized immediately in the income statement. Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss (for example, when the forecasted sale that is hedged takes place).

The gain or loss relating to the effective portion of interest rate swaps hedging variable rate borrowings is recognized in the income statement as “Financial income or Financial expenses”.

However, when the forecasted transaction that is hedged results in the recognition of a non-financial asset (for example, inventory or fixed assets), the gains or losses previously deferred in equity are transferred from equity and are included in the initial measurement of the cost of the non-financial asset.  The deferred amounts are finally recognized in cost of goods sold in the case of inventory or depreciation in the case of fixed assets.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and will be reversed to income  when the forecasted transaction is finally recognized in the statement of comprehensive income .  When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement within “other income and expenses, net”.

2.10	Trade accounts receivables

Trade receivables are amounts due from customers for goods or services sold by the Group.  If the collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets. In the Infrastructure segment it includes the billing of the first purchase of trains as part of the model of the financial asset of the concessionaire GyM Ferrovías S.A (Note 2.5).

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less any provision for impairment, except for receivables of less than one year that are stated at a nominal amount which is similar to their fair values since they are short term.

It includes Management estimates corresponding to the collection rights for services performed pending invoice and/or approval by client, which have been valued using the completion percentage method. It corresponds mainly to the Engineering and Construction segment (subsidiaries GyM S.A. and GMI S.A.). In the Infrastructure segment, for concessions it corresponds to future collections for public services, mainly represented by unconditional contractual rights to be received from the Grantor under the model of the financial asset (Note 2.5).

2.11	Work in progress

This account includes the balance of work in progress costs incurred that relates to future activities of the construction contracts and the constructions phase in concessions (see Note 2.26 for detail on revenue recognition from construction activities and concessions services).

Changes in estimates of contract revenues and costs can increase or decrease the estimated margin. When a change in the estimate is known, the cumulative impact of the change is recorded in the period in which it is known, based on the progress completed.

2.12	Inventories

The inventories include land, works in progress and finished buildings related to the real estate activity, materials used in the construction activity and marketed supplies for exploration and extraction activities.

a)	Real estate activity

Land used for the execution of real estate projects is recognized at acquisition cost. Work in progress and finished real estate includes the costs of design, materials, direct labor, borrowing costs (directly attributable to the acquisition, construction, production of the asset), other indirect costs and general expenses related to the construction.

Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.  The Group reviews annually whether inventories have been impaired identifying three groups of inventories to measure their net realizable value: i) land bought for future real estate projects which are compared to their net appraisal value; if the acquisition value is higher, a provision of impairment is reconized; ii) land under construction, impairment is measured based on cost projections; if these costs are higher than selling prices of each real estate unit, an impairment estimated is recorded; and iii) completed real estate units; these inventory items are compared to the selling prices less selling expenses; if these selling expenses are higher, a provision for impairment is recorded.

For the reductions in the carrying amount of these inventories to their net realizable value, a provision is recognized for impairment of inventories with a charge to profit or loss for the year in which those reductions occur.

b)	Exploration and extraction activities

Inventories are valued at production costs or net realizable value (NRV), the one with the lowest result, on the basis of the weighted average method. The NRV represents the value at which it is estimated to make oil, gas and its derivatives LPG and HAS, which is calculated on the basis of international prices at which discounts that are usually granted are deducted. Miscellaneous supplies, materials, and spare parts are valued at cost or replacement value, whichever is less based on the average method. The cost of inventories excludes financing expenses and exchange differences. Inventories to be received are recorded at cost by the specific identification method.

The Group constitutes a devaluation of materials charged to income for the year in cases in which the book value exceeds its recoverable value.

c)	Other activities

Materials and supplies are recorded at cost by the weighted average method or at their replacement value, the lower. The cost of these items includes freight and non-refundable applicable taxes.

The devaluation of these items is estimated on the basis of specific analysis made by the Management on its rotation. If it is identified that the book value of the stocks of materials and supplies exceeds their replacement value, the difference is charged to income in the year in which this situation is determined.

Management considers that as of the date of the consolidated financial statements it is not necessary to establish additional provisions to those recognized in the financial statements to cover losses due to obsolescence of these inventories.

2.13	Investment property

Investment properties are shown at cost less accumulated depreciation and impairment losses, if any. Subsequent costs attributable to investment properties are capitalized only if it is probable that future economic benefits will flow to the Company and the cost of these assets can be measured reliably; if not, they are recognized as expenses when incurred.

Repair and maintenance expenses are recognized in profit and loss when they are incurred.  If the property’s carrying amount is greater than its estimated recoverable amount, an adjustment to reduce the carrying amount to the recoverable amount is recognized.

Depreciation is determined by the straight-line method at a rate that is considered sufficient to absorb the cost of the assets and the end of the useful life and considered their significant components with useful lives substantially different (each component is treated separately for depreciation purposes). The estimated useful lives of those properties range from 5 to 33 years.

The investment properties held by the Group correspond to: (i) “Agustino Plaza” Shopping Center, located in the El Agustino District, and (ii) the stores situated within the stations of Line 1 of the Lima Metro; the properties owned by the subsidiary Viva GyM S.A. are represented by a fair value amount to US$18.7 million, equivalent to S/62.6 million as of December 31, 2019 (US$19.2 million, equivalent to S/64.3 million, as of December 31 of 2018).

These investment properties have been leased under the modality of an operating lease.

2.14	Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and impairment losses, if any. Historical cost includes expenditure that is directly attributable to the acquisition of these items.

Subsequent costs are included in the asset’s carrying amount or are recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance expense are charged to the statement of income during the financial period in which they are incurred.

Assets under construction are capitalized as a separate component. At their completion, the cost of such assets is transferred to their definitive category.

Replacement units are major spare parts in which depreciation starts when the units are installed for use within the related asset.

Depreciation of machinery, equipment and vehicles recognized as “Major equipment” are depreciated based on their hours of use. Under this method, the total number of work hours that machinery and equipment is capable of producing is estimated and a charge per hour is determined.  The depreciation of other assets that do not qualify as “Major equipment” is calculated under the straight-line method to allocate their cost less their residual values over their estimated useful lives, as follows:

Years
Buildings and facilities	Between 3 and 33
Machinery and equipment	Between 4 and 10
Vehicles	Between 2 and 10
Furniture and fixtures	Between 2 and 10
Other equipment	Between 2 and 10

Residual values and useful lives are reviewed and adjusted as appropriate at each reporting date.  Gains and losses on disposals are recognized in “Other income and expenses, net” in the statement of income. Regarding joint operations that carry out construction activities, the difference between the proceeds from disposals of fixed assets and their carrying amount is shown within “revenue from construction activities” and “cost of construction activities”, respectively.

2.15	Intangible assets

i)	Goodwill

Goodwill arises on the acquisition of subsidiaries and represents the excess of the purchase consideration, the amount of any non-controlling interest and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the net identifiable assets acquired.  If the payment made, the amount of the non-controlling interest recognized and previously held interest measured at fair value is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statement of income.

Goodwill acquired in a business combination is allocated to each cash-generating units (CGU), or group of CGUs, that is expected to benefit from the synergies of the combination. Goodwill is monitored at the operating segment level.

Goodwill impairment reviews are performed at least annually and when events or changes in circumstances indicate a potential impairment. Any impairment is recognized immediately as an expense in item “Other income and expenses, net” and cannot be reversed later.

ii)	Trademarks

Trademarks acquired separately are shown at historical cost. Trademarks acquired in a business combination are recognized at fair value at the acquisition date.  Management has determined that these trademarks have indefinite useful lives.

Trademark impairment reviews are performed at least annually and when events or changes in circumstances indicate a potential impairment. Any impairment is recognized immediately as an expense in item “Other income and expenses, net”. The carrying amount that has been subject to impairment is reviewed at each reporting date to verify possible reversals of the impairment and is recognized in the “other income and expenses, net” item.

iii)	Concession rights

The intangible asset consisting of the right to charge users for the services related to service concessions agreements (Note 2.5 and Note 6.b) is initially recorded at the fair value of construction or improvement services and before amortization is started, an impairment test is performed; it is amortized under the straight-line method, from the date revenue starts using the lower of its estimated expected useful life or effective period of the concession agreement.

iv)	Contractual relationships with customers

Contractual relationships with customers are assets resulting from business combinations that were initially recognized at fair value as determined based on the expected cash flows from those relations over a period of time based on the estimated permanent of the Group’s customer (the estimation of useful life is based on the term of contract with customers which fluctuate between 5 and 9 years). The useful life and the impairment of these assets are individually assessed.

v)	Cost of development wells

Costs incurred in preparing wells to extract hydrocarbons in Blocks I, III, IV, and V, located in Talara, are capitalized as part of intangible assets.  These costs are amortized over the useful lives of the wells (estimated in remaining periods for Blocks I and V and the unit of production method for Blocks III and IV), until the end period of the agreements signed with Perupetro.

vi)	Software and development costs

Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognized as intangible assets when the following criteria are met:

-	technically feasible to complete the software product so that it will be available for use;
-	management intends to complete the software product and use or sell it;
-	there is the ability to use or sell the software product;
-	it can be demonstrated how the software product will probably generate future economic benefits;
-	technical, financial and other resources are available to complete the development and to use or sell the software product; and
-	expenses incurred during its development can be reliably measured.

Other development costs that do not meet these criteria are reconized in the statement of income as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period.  Computer software development costs recognized as assets are amortized over their estimated useful lives, which fluctuate between 2 to 15 years.

vii)	Land use rights

Refers to the rights maintained by the subsidiary Promotora Larcomar S.A. Land use of rights are stated at historical cost less amortization and any accumulated impairment losses. The useful life of this asset is based on the agreement signed (60 years) and may be extended if agreed by parties.  Amortization will begin when it becomes ready for its intended use by Management.

2.16	Impairment of non-financial assets

Assets subject to amortization are subject to impairment tests when events or circumstances occur that indicate that their book value may not be recovered. Impairment losses are measured as the amount by which the book value of the asset exceeds its recoverable value. The recoverable value of the assets corresponds to the higher of its fair value and its value in use. For purposes of the impairment assessment, assets are grouped at the lowest levels in which they generate identifiable cash flows (cash-generating units). The book value of non-financial assets other than goodwill that have been subject to write-offs for impairment is reviewed at each reporting date to verify possible reversals of impairment.

2.17	Financial liabilities

The financial liabilities of the Group include trade accounts payable, accounts payable to related parties, remuneration and other accounts payable. All financial liabilities are initially recognized at fair value and subsequently valued at amortized cost using the effective interest rate method.

Financial liabilities are classified as current liabilities if the payment must be made within a year or less (or in the normal operating cycle of the business if it is greater), otherwise, they are presented as non-current liabilities.

2.18	Trade accounts payable

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer), if not, they are presented as non-current liabilities.

Accounts payable are initially recognized at their fair value and subsequently are amortized at amortized cost using the effective interest method, except for accounts payable within less than one year that are recorded at their nominal value that is similar to their fair value due to its maturity in the short term.

2.19	Other financial liabilities

Corresponds to the loans and bonds issued by the Group, which are initially recognized at their fair value, net of the costs incurred in the transaction. These financial liabilities are subsequently recorded at amortized cost; any difference between the funds received (net of transaction costs) and the redemption value is recognized in the statement of income during the period of the loan using the effective interest method.

The costs incurred to obtain these financial liabilities are recognized as transaction costs to the extent that it is probable that part or the entire loan will be received. In this case, these charges are deferred until the time the loan is received.

2.20	Borrowing costs

Debt costs are recognized at the statement of income in the period in which they have been incurred, except for intangible assets and inventories in which the borrowing costs are capitalized.

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualified assets, which are assets that necessarily take a substantial period (more than 12 months) to reach their condition of use or sale, are added to the cost of said assets until the period when the assets are substantially ready for use or sale. The Group suspends the capitalization of borrowing costs during the periods in which the development of activities of a qualified asset has been suspended. The income obtained from the temporary investment of specific loans that have not yet been invested in qualified assets is deducted from the borrowing costs eligible for capitalization.

2.21	Current and deferred income tax

Income tax expense comprises current and deferred tax. Tax expense is recognized in the statement of income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, tax is also recognized in the statement of comprehensive income or directly in equity, respectively.

The current income tax is calculated based on the tax laws enacted at the date of the statement of financial position in the countries where the Company and its subsidiaries operate and generate taxable income. Management, where appropriate, establishes provisions based on amounts expected to be paid to the tax authorities.

Deferred tax is recognized on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax is determined using tax rates (and legislation) that have been enacted as of the date of the statement of financial position and that are expected to be applicable when the deferred income tax is realized or paid.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group, and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax arising from the initial recognition of goodwill is not recognized; likewise, the deferred tax is not recorded if it arises from the initial recognition of an asset or liability in a transaction that is not a business combination that does not affect the accounting or tax profit or loss at the time of the transaction.

2.22	Employee benefits

The Group recognizes a liability when the employee has rendered services in exchange for which is entitled to receive future payments and an expense when the Group has consumed the economic benefit from the service provided by the employee in exchange for the benefits in question.

The Group determines employee benefits in accordance with current labor and legal regulations and classifies them as short-term benefits, post-employment benefits, long-term benefits, and termination benefits.

Short-term benefits are those other than termination indemnities, whose payment is settled in the twelve months following the end of the period in which the employees have rendered the services; they correspond to current remunerations (salaries, wages and contributions to social security), annual paid and sick absences, participation in profits and incentives and other non-monetary benefits.

Long-term benefits are those benefits that must be paid more than twelve months after the end of the period in which the services were rendered. As of December 31, 2018, and 2019, the Group does not grant benefits in this category.

Termination benefits are those benefits payable as a result of (i) the entity’s decision to terminate the employee’s contract before the retirement date, and (ii) the employee’s decision to voluntarily accept the conclusion of the relationship of work.

Short-term benefits:

a)	Current salaries and wages

The current remunerations are constituted by salaries, wages, contributions to social security, statutory bonuses and compensation for the time of services. Salaries, wages, and contributions to social security are settled on a monthly basis.

Entities of the Group recognize the expense and the related liability for statutory bonuses based on applicable laws and regulations effective in Peru, Chile, and Colombia. In Peru bonuses correspond to two monthly payments, settled one in July and one in December of each year, and accrue based on the consideration of the service.

The compensation for time of service corresponds to the indemnification rights of the staff, and is accrued based on the consideration of the service calculated according to the legislation in force in each country in which the entities of the Group operate and determine as follows: (i) in Peru it is equivalent to half the remuneration in force at the date of payment and this is effected by deposit in bank accounts designated by the workers in the months of May and November of each year; (ii) In Colombia, it is equivalent to 8.33% of the monthly remuneration, (iii) In Chile this benefit is not available.

b)	Annual paid absences

Annual holidays are recognized on an accrual basis. The provision for the estimated obligation for the annual vacations of personnel resulting from the services rendered by employees is recognized on the date of the consolidated statement of financial position and corresponds; (i) one month for personnel in Peru, (ii) fifteen days for personnel in Colombia, and (iii) in the case of Chile, they are subject to the worker’s seniority and range from fifteen to thirty days.

c)	Workers’ profit sharing and incentives

The workers’ profit sharing is determined on the basis of the legal provisions in force in each country where the entities of the Group operate, as follows: (i) in Peru it is equivalent to 5% of the taxable base determined by each entity of the Group, in accordance with current income tax legislation, (ii) in Chile, workers’ participation is a component of the remuneration (equivalent to 4.75 minimum wages per year) and not a determinable percentage of the profit, (iii) in Colombia these benefits are not provided to employees.

Termination benefits

The Group entities recognize the liability and expense for severance payments when they occur, based on the legal provisions in force in each country. In accordance with the legislation of Peru, the compensation for arbitrary dismissal for personnel with an indefinite contract amounts to 1.5 times the monthly remuneration for each year worked.

In Colombian legislation, for the first year worked, the equivalent of 30 days of salary is granted, and from the second year on, the compensation will be the equivalent of 20 days of salary for each additional year (or the proportion); in the legislation of Chile is granted compensation of thirty days of salary for each year worked with a maximum salary of 330 days.

2.23	Provisions

a)	General

Provisions are recognized when i) the Group has a present, legal or constructive obligation as a result of past events; ii) it is probable that an outflow of resources will be required to settle the obligation; and iii) the amount has been reliably estimated.  Provisions are reviewed at year - end.  If the time value of money is significant, provisions are discounted using a pre-tax rate that reflects, when applicable, the specific risks related to the liability. Reversal of the discount due to the passage of time results in the obligation being recognized with a charge to the statement of income as a financial expense.

Contingent obligations when their existence will only be confirmed by future events or their amount cannot be reliably measured. Contingent assets are not recognized, and are disclosed only if it is probable that the Group will generate an income from economic benefits in the future.

b) Provision for the closure of production wells

The subsidiary GMP S.A. recognizes a provision for the closure of operating units that correspond to the legal obligation to close oil production wells once the production phase has been completed. At the initial date of recognition, the liability that arises from this obligation measured at its fair value and discounted at its present value, according to the valuation techniques established by IFRS 13, “Fair Value Measurement”, and is simultaneously charged to the intangible account in the consolidated statement of financial position.

Subsequently, the liability is increased in each period to reflect the financial cost considered in the initial measurement of the discount, and the capitalized cost is depreciated based on the useful life of the related asset. When a liability is settled, the subsidiaries recognize any gain or loss that may arise. The fair value changes estimated for the initial obligation and the interest rates used to discount the flows they are recognized as an increase or decrease in the book value of the obligation and the asset to which they relate to, any decrease in the provision, and any decrease of the asset that may exceed the carrying amount of said asset is immediately recognized in the consolidated statement of income.

If the review of the estimated obligation results in the need to increase the provision and, accordingly, increase the carrying amount of the asset, the subsidiaries should also take into consideration if the said increase corresponds to an indicator that the asset has been impaired and, if so, impairment tests are to be carried out (Note 2.16).

2.24	Put option arrangement

The subsidiary GyM S.A. signed a sale option contract on the equity of its subsidiary Morelco SAS (Note 32 b) that allows the shareholder to reallocate its shares over a period of 10 years. The amount payable under the option is initially recognized at the present value of the reimbursement under “Other accounts payable”, directly charged to equity. The charge to equity is recorded separately as put options subscribed on the non-controlling interest, adjacent to the non-controlling interest in the net assets of the consolidated subsidiaries.

Subsequently, the financial liability is updated by changes in the assumptions on which the estimation of the expected cash flows is based and by the financial component due to the passage of time. The effects of this update are recognized in results. In the event that the option expires without being exercised, the liability is written off with the corresponding adjustment to equity.

2.25	Capital

Common shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity, as a deduction, of the proceeds, net of taxes.

2.26	Revenue recognition from contracts with customers

Revenues from contracts with customers are recognized, for each performance obligation, either during a period of time or at a specific time, depending on which method best reflects the transfer of control of the underlying products or services to the obligation of particular performance with the client.

The Group recognizes the income through the application of the five steps defined in the regulation i) identification of the contract with the client; ii) identification of performance obligations in the contract; iii) determination of the price of the transaction; iv) allocation of the transaction price for performance obligations; and v) recognition of income when (or as) a performance obligation is satisfied.

Subsequently, the Group policy of recognition of each type of income according to IFRS 15:

i)  Engineering and construction

These contracts have only one obligation of performance, which is executed by the delivery of the work.

Revenues from engineering and construction contracts are recognized using the percentage-of-completion method which is based on the completion of a physical proportion of the overall work contract considering total costs and revenues estimated at the end of the project. Under this method, revenues are determined based on the proportion of actual physical completion compared to the total contracted physical commitment.

The contract generates assets when the costs incurred are greater than the cost associated with those revenues. Otherwise liabilities are generated for the accrued costs not invoiced.

When it is probable that the total costs of the contract will exceed the related revenue, the expected loss is immediately recognized.

When the construction contract profit cannot be estimated reliably, the associated revenue is recognized to the extent of costs incurred are recoverable.  Revenue is billed once approval is received by the owners of the work in progress.

Revenues for additional works come from a modification or instruction received from the client to make a change in the scope of work or the price, or both, and which may result in an increase or decrease in contract revenue. A modification is included in the contract revenue when the customer is likely to approve the modification, as well as when the amount of income arising from such modification can be measured reliably.

A claim is an amount that the Group seeks to collect from the customer or third party as reimbursement for costs not included in the contract price.  Claims are included in contract revenue only when it is probable that the cost incurred are recoverable and the amount can be reliably measured.

ii)	Real-estate – Real estate, urban and industrial lots

Sale of Real estate

Revenue from sales of real estate properties is recognized when control over the property has been transferred to the client with the delivery record. Revenue is measured based on the price agreed under the contract. Until this is met, the incomes received will be counted as customer advances. These sales contracts have two performance obligations: i) the one corresponding to the transfer of the property, which includes the common areas of the building where these real estates are located, and ii) the one corresponding to the transfer of the common area outside the real estate assets but that are part of the real estate projects, which are recognized when the common area has been delivered.

Sale of urban lots

Revenue related to sales of urban lots is recognized when control over the property is transferred to the customer. Until this is met, the incomes received will be recognized as customer advances. Revenue is measured based on the transaction price agreed under the contract. These sales contracts have a single performance obligation for the sale of lots, which is executed upon delivery of the sale of the assets.

Sale of industrial lots

Revenue related to sales of industrial lots is recognized when control over the property has been transferred to the customer. Until this is met, the incomes received will be counted as customer advances. These sales contracts have two performance obligations: i) transfer of the industrial lot and ii) urban authorization of the industrial lot.

iii) Infrastructure

Income for services of oil and gas extraction, fuel dispatch and other services

The revenue from these services is recognized at the time the service is performed calculating the actual service as a portion of the total services. This type of income has a single performance obligation; that is performed when the service is provided at a time moment.

Income from the sale of oil and derivative products

Revenue from the sale of goods is recognized when the control of the assets is transferred to the customer, which is when the goods are delivered. In this type of income there is only one performance obligation for the sale of oil; which is executed at the delivery of the goods.

Income from concession services

Revenues from concession services correspond to operation and maintenance services, and are recognized according to their nature in the period in which the service is provided. In this revenue there is only one performance obligation, executed when the service is provided.

2.27	Recognition of cost and expenses

Construction contracts

The costs of construction contracts are recognized as an expense in the period in which they are incurred.

Contract costs include all direct costs such as materials, labor, subcontracting costs, manufacturing and supply costs of equipment, start-up costs and indirect costs.  Periodically, the Group evaluates the reasonableness of the estimates used in the determination of the percentage-of-completion.  If, as a result of this evaluation, there are modifications to the revenue or cost previously estimated, or if the total estimated cost of the project exceeds expected revenues, an adjustment is made in order to reflect the effect in results of the period in which the adjustment or loss is incurred.

When the outcome of a construction work cannot be estimated reliably, the revenue of the contract is recognized only up to the amount of the contractual costs incurred and that are likely to be recovered.

Costs for sale of oil and derivative products

The costs of the services rendered and the costs of sales of petroleum and derivative products are recognized when they are incurred, simultaneously with the recognition of related revenues. Other costs and expenses are recognized as they accrue, regardless of when they are paid and are recorded in the accounting periods to which they relate.

Costs for concession operation services

The costs of the operation and maintenance services are recognized when they are incurred, simultaneously with the recognition of related revenues. Other costs and expenses are recognized as they are accrued, regardless of when they are paid and are recorded in the accounting periods with which they are related.

2.28	Leases

Lease contracts are analyzed for the purpose of identifying those containing the characterisctics according to IFRS 16 Leases (hereinafter “IFRS 16”) for recognition, measurement, presentation and disclosure.

The Group evaluates in every lease contract the following:

●	If you have the right to control the use of the identified asses,
●	If the contract term is longer that twelve months,
●	If the underlying asset amount is a material amount, and,
●	That the fees to be paid are not entirely variable.

a) Leases in which the Group is a lessee

The Group recognizes a right-of-use asset and a lease liability as of the beginning of the lease.

The right-of-use asset is initially measured by the initial amount of the lease liability adjusted for any lease payment made on or before the start date, plus the initial direct costs incurred. The right-of-use assets are depreciated in a straight line, from the start date until the end of the lease contract. The term of the lease includes the periods covered by an option to extend the contract if the Group is reasonably sure to exercise that option.

The lease liability is the total unpaid installments, measured at amortized cost using the effective interest method. It is measured again when there is a change in future lease payments that arise from a change in an index or rate, if there is a change in the Group's estimate of the amount expected to be paid under a residual value guarantee, or if the Group changes its assessment of whether it is sure that it will exercise a purchase, extension or term option.

When the lease liability is measured again, the carrying amount of the right-of-use asset is adjusted.

At the engineering and construction segment, interest expenses related to leasing contracts of the core business are reported in gross margin; the rest of the group segments, report them in financial expenses.

Operational cash flows will be greater since cash payments for the main portion of the lease debt are classified within the financing activities. Only the part of the payments that reflects interest can continue to be presented as operating cash flow.

b) Leases in which the Group is a lessor

Liabilities for operating leases and assets are included in the statement of financial position according to the nature of the asset. Revenues from operating leases are recognized in a straight line over the term of the lease agreement and the incentives granted to lessees are reduced from rental income.

Based on the foregoing, the Group as lessor has not changed the recognition of its leases.

      c)    Treatment before the implementation of IFRS 16

Leases in which the Group is a lessee

Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases.  Payments made under operating leases, including prepayments (net of any incentives received from lessor) are recognized in the consolidated income statement under the straight-line method over the lease term.  The Group’s major kinds of operating leases are leases of machinery, computer equipment, printing equipment, among others.

Finance leases

Leases in which the Group assumes substantially all the risks and rewards of ownership of an asset are classified as finance leases.    Each lease payment is allocated between the liability and finance charges so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The corresponding rental obligations, net of finance charges, are included in other payables, short- and long-term in the consolidated statement of financial position. The interest element of the finance cost is charged to the consolidated income statement of over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.  The property, plant and equipment acquired under finance leases are depreciated over the useful life of the asset or the lease term.

2.29	Dividend distribution

Dividend distribution to the Group shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved.

2.30	Significant non-operating items

Significant non-operating items are separately shown in the financial statements when they are necessary to provide an adequate understanding of the Group’s financial performance. These material items are income or expenses shown separately due to their nature or significant amount.

2.31	Reclassified discontinued operations as of December 31, 2018

  As a result of the divestment process, the results of discontinued operations are reclassified as follows:

		Reclassification
	2018	discontinued	2018
	Audited	operations	Reclassified

Profit for the year	57,415	-	57,415
Other comprehensive income:
Items that will not be reclassified to profit or loss
Remeasurement of actuarial gains and losses, net of tax	16,589	-	16,589

Items that may be subsequently reclassified to profit or loss
Cash flow hedge, net of tax	119	-	119
Foreign currency translation adjustment, net of tax	5,733	-	5,733
Exchange difference from net investment in a foreign operation, net of tax	(8,147)	-	(8,147)
	(2,295)	-	(2,295)
Other comprehensive income for the year, net of tax	14,294	-	14,294
Total comprehensive income for the year	71,709	-	71,709

Comprehensive income attributable to:
Owners of the Company	(67,548)	-	(67,548)
Non-controlling interest	139,257	-	139,257
	71,709	-	71,709

Comprehensive income attributable to owners of the Company:
Continuing operations	(98,942)	(32,342)	(131,284)
Discontinued operations	31,394	32,342	63,736
	(67,548)	-	(67,548)

3	STANDARDS, AMENDMENTS, AND INTERPRETATION ADOPTED IN 2019

3.1      Current standards, amendments, and interpretations adopted

The following current standards, amendments to the policies and interpretations were adopted by the Group on January 1, 2019.

a)	IFRS 16 “Leases”

This standard replaces the accounting treatment of leases under IAS 17 "Leases" and IFRIC 4 "Determination of whether an agreement contains a lease" and other related interpretations.

IFRS 16 was implemented as of January 1, 2019 and the Group applied the modified retrospective approach, so that comparative information has not been restructured, recognizing on the date of initial application an amount of asset per right of use equal to lease liability; adjusted for the amount of any payment for early or accrued lease, related to leases recognized in the consolidated statement of financial position.

IFRS 16 eliminates the current difference between operating and financial leases and requires the recognition of an asset (the right to use the leased asset) and a financial liability for the payment of income, this for virtually all lease agreements. There is an optional exemption for short-term and low-value leases.

The income statement will also be affected because the total expenditure is normally higher in the first years of the lease and lower in recent years. In addition, operating expenses will be replaced by interest and depreciation expenses, so key metrics such as EBITDA will change.

The accounting by the lessors will not change significantly.

Impact on the financial statements -

In the adoption of IFRS 16, the Group recognized liabilities related to leases that have been previously classified as operating leases under IAS 17. These liabilities have been measured based on the present value of the remaining future payments, discounted using a rate of incremental interest as of January 1, 2019 (7.3% average interest rate).

As a result of the effect of the transition of IFRS 16, right-of-use assets and liabilities for S/97.7 million were recognized as of January 1, 2019 (representing 1.33% and 2.15% of total assets and liabilities, respectively). As part of the initial application of IFRS 16, the Company used the modified retrospective method, therefore, the financial statements for previous years were not modified.

At December 31, 2019, the effect of IFRS 16 in the Group's financial statements is detailed as follows:

At
December 31,
Impact on assets	2019

Right-of-use
Right-of-use buildings	59,599
Right-of-use vehicles	20,211
Right-of-use machinery	17,896
Impact of implementation 2019	97,706
Adjustments on contract fees	4,039
Total right-of-use assets	101,745

Cumulative depreciation	(22,958)
Foreign currency translation effect	26
Impact on assets (Note 16.2)	78,813

             At the end of 2019, the Group's companies with the most representative balances were GMP S.A. (S/24 million) and Graña y Montero S.A.A. (S/54 million).

At
December 31,
Impact on liabilities	2019

Impact of implementation 2019	97,706
Adjustments on contract fees	4,039
Addition of liabilities for right-of-use	101,745
Accrued interest	5,617
Amortization	(20,326)
Interest paid	(5,368)
Foreign currency translation effect	(11)
Exchange difference	(1,441)
Impact on liabilities	80,216

Short-term liabilities for right-of-use	18,246
Long-term liabilities for right-of-use	61,970
Impact on liabilities (Note 18)	80,216

b)	IFRIC 23 “Uncertainty over income tax treatments”

IFRIC 23 Uncertainty regarding income tax treatments (hereinafter “IFRIC 23”), describe the assessment you must comply with when there is a tax treatment for which you are uncertain about whether or not to be accepted by the tax administration, according to the interpretation of tax legislation. If the company identifies uncertain tax treatments, the effect of the uncertainty must be identified through a provision of the current income tax or the deferred income tax, whichever is applicable.

The Group adopted IFRIC 23 from January 1, 2019. This rule regulates how to determine the accounting record of a tax position when there is uncertainty about income tax treatments.

The interpretation requires the Group to determine whether uncertain tax positions are assessed separately or in groups; and assess whether a tax authority is likely to accept uncertain tax treatment to be used by an entity in its income tax returns.

If tax authority accepts, the Group must determine its tax position in a manner consistent with the tax treatment used or intended to be used in its tax returns.

If not, the Group must reflect the effect of uncertainty in determining its tax position using the most probable amount method or the expected value method.

Uncertain tax positions have been evaluated separately in each Group company and have been identified as the best method the most likely amount. Based on the foregoing, the Group has recognized an income tax accrual of S/0.5 million and a decrease in deferred income tax assets of S/1 million, affecting the retained earnings on S/1.5 million. Due to the aforementioned tax uncertainty, there is a possibility that, at the end of the processes of the years open to the audit, the final result may differ from what was originally assessed.

3.2    Standards and amendments issued to be adopted at a later date

a)	International Financial Reporting Standard 17 (IFRS 17 “Insurance Contracts”), effective as of January 1, 2021. It has no impact on the Group.

b)	Amendments to the Rules

The following amendments to IFRS have been issued and are applicable to the Group for its annual periods as of January 1, 2020:

-	Modification to references to the Conceptual Framework of International Financial Reporting Standards (IFRS), effective as of January 1, 2020.

-	Definition of a Business (amendments to IFRS 3 “Business Combinations”), effective as of January 1, 2020.

-	Definition of Materiality (amendments to IAS 1 “Presentation of Financial Statements” and IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”), effective as of January 1, 2020.

-	Sale or contribution of assets between an investor and its associate or joint arrangement, with no defined effective date, but its application is optionally allowed.

The Group has not adopted the amendments and modifications in advance and is not expected to have an impact on current or future reporting periods and foreseeable future transactions.

4	FINANCIAL RISK MANAGEMENT

Financial risk management is carried out by the Group’s Management. Management oversees the general management of financial risks, such as foreign exchange rate risk, price risk, cash flow, and fair value interest rate risk, credit risk, the use of derivative and non-derivative financial instruments and the investment of excess liquidity, which are supervised and monitoring periodically.

4.1   Financial Risk Factors

The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, price risk, fair value interest rate risk and cash flow interest rate risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance.  The Group uses derivative financial instruments to hedge certain risk exposures in one of its subsidiaries and considers the use of other derivatives in the event that it identifies risks that may generate an adverse effect for the Group in the short and medium-term.

a)	Market risks

i)	Foreign exchange risk

The Group is exposed to exchange rate risk as a result of the transactions carried out locally in foreign currency and due to its operations abroad.  As of December 31, 2018, and 2019 this exposure is mainly concentrated in fluctuations of U.S. dollar, the Chilean and Colombian Pesos.

At December 31, 2019, the consolidated statement of financial position includes the following:

		2018		2019
	S/(000)	USD(000)	S/(000)	USD(000)

Assets	2,273,132	674,753	2,859,324	862,021
Liabilities	2,042,176	604,383	1,751,479	528,031

The Group’s exchange gains and losses for the Peruvian Sol, the Chilean and Colombian Pesos exposure against the U.S. dollar was:
	2018	2019

Gain	382,104	389,008
Loss	(405,380)	(422,578)

If at December 31, 2019 the Peruvian Sol, the Chilean and Colombian Pesos had strengthened/weakened by 2% against the U.S. dollar, with all other variables held constant, the pre-tax results for the year would have increased/decreased by S/0.7 million (S/0.5 million in 2018).

The consolidated statement of changes in equity comprises a foreign currency translation adjustment originated by its subsidiaries.  The consolidated statement of financial position includes assets and liabilities in functional currency equivalent to (in thousands):

		2018		2019
	Assets	Liabilities	Assets	Liabilities

Chilean Pesos	48,129,848	49,728,313	19,915,617	39,193,917
Colombian Pesos	163,560,697	76,978,655	187,119,204	76,446,723

The Group’s foreign exchange translation adjustment for 2019 was negative by S/8.2 million (in 2018 S/5.7 million positive).

ii)	Price risk

Management considers that the exposure of the Group to the price risk of its investments in mutual funds, bonds, and equity securities is low since the invested amounts are not significant. Any fluctuation in their fair value will not have any significant impact on the balances reported in the consolidated financial statements.

iii)	Cash flow and fair value interest rate risk

The Group’s interest rate risk mainly arises from its long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. Group policy is to maintain most of its borrowings at fixed rate instruments; 61.8% of total debt in 2019 (46.9% in 2018) was contracted at fixed rates and 38.2% at variable rates (53.1% in 2018) which consisted of a 37.7% fixed rate plus VAC (adjusted for inflation) and the remaining 0.5% at a variable rate (27.7% fixed rate + VAC and the remaining 25.4% at a variable rate in 2018).

The debt subject to fixed rate plus VAC is related to a bond issued in Peruvian Sol to finance the GyM Ferrovias Project, Metro Line 1 (Note 19). Any increase in the interest rate resulting from higher inflation will have no significant impact on the Group’s profit because these revenues are also adjusted for inflation.

During 2018 and 2019 borrowings at variable rates are denominated in Peruvian Sol, and U.S. dollars and the Group’s policy is to manage their cash flow risk by using interest-rate swaps, which are recognized under hedge accounting. In 2018, the variable rate loans related to GSP (Note 18 a-ii), were not hedged, Management decided to assume the risk since it was expected to pre-pay them before due.

If at December 31, 2019, the libor rate plus three months had increased/decreased by 5%, with all other variables held constant, the pre-tax results for the year would have increased/decreased by S/0.01 million (S/0.75 million in 2018). In 2019 and 2018 there was no significant ineffectiveness in the cash flow hedge.

b)	Credit risk

Credit risk arises from cash and cash equivalents and deposits with banks and financial institutions, as well as customer credit counterparties, including the outstanding balance of accounts receivable and committed transactions. For banks and financial institutions, only independently rated parties with a minimum rating of ‘A’ are accepted.

Concerning to loans to related parties, the Group has measures in place to ensure the recovery of these loans through the controls maintained by the Corporate Finance Management and the performance evaluation conducted by the Board.

Management does not expect the Group to incur any losses from the performance by these counterparties, except for the ones already recorded at the financial statements.

c) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents, the availability of funding through an adequate number of sources of committed credit facilities and the capacity to close out positions in the market. Historically, the Group cash flows enabled it to maintain sufficient cash to meet its obligations. However, since 2017, the Group experienced liquidity problems due to the early termination of the GSP concession agreement and the obligations assumed (Note 15 a-i). As a consequence, the Group started a disinvestment plan to be able to meet the obligations resulting from this scenario (Note 36). This plan was met and the GSP debt was terminated.

Group Corporate Finance monitors rolling forecasts of the Group’s liquidity requirements to ensure it exists sufficient cash to meet operational needs so that the Group does not breach borrowing limits or covenants, where applicable, on any of its borrowing facilities.  Less significant financing transactions are controlled by the Finance Management of each subsidiary.

Such forecasting takes into consideration the Group’s debt financing plans, covenant compliance, compliance with internal statement of financial position ratio targets and, if applicable, external regulatory or legal requirements; for example, foreign currency restrictions.

Surplus cash held by the operating entities over the balance required for working capital management is invested in interest-bearing checking accounts or time deposits, selecting instruments with appropriate maturities and sufficient liquidity.

The table below analyzes the Group’s financial liabilities into relevant maturity groupings based on the remaining period from the date of the consolidated statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less than	1-2	2-5	More than
	1 year	years	years	5 years	Total

At December 31, 2018
Other financial liabilities (except
for finance leases)	816,122	273,079	129,233	41,577	1,260,011
Finance leases	15,151	7,489	14,094	-	36,734
Bonds	111,080	153,287	355,667	1,174,404	1,794,438
Trade accounts payables (except
non-financial liabilities)	980,723	-	-	-	980,723
Accounts payables to related
parties	55,941	21,849	-	-	77,790
Other accounts payables (except
non-financial liabilities)	116,806	17,777	338,627	-	473,210
Other non-financial liabilities	-	61	-	-	61
	2,095,823	473,542	837,621	1,215,981	4,622,967

	Less than	1-2	2-5	More than
	1 year	years	years	5 years	Total
At December 31, 2019
Other financial liabilities (except
for finance leases and lease
liability for right-of-use asset)	479,000	147,473	177,018	-	803,491
Finance leases	10,826	3,467	13,346	-	27,639
Lease liability for right-of-use asset	24,966	38,788	31,167	7,603	102,524
Bonds	115,690	157,516	358,461	1,077,960	1,709,627
Trade accounts payables (except
non-financial liabilities)	966,620	-	-	-	966,620
Accounts payables to related
parties	38,916	21,747	-	836	61,499
Other accounts payables (except
non-financial liabilities)	200,098	2,505	194,908	-	397,511
Other non-financial liabilities	-	52	-	-	52
	1,836,116	371,548	774,900	1,086,399	4,068,963

4.2	Capital management risk

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders, benefits for other stakeholders and to maintain an optimal capital structure to minimize the cost of capital.  In 2017 the situation of the Group had lead Management to monitor deviations that might cause the non-compliance of covenants and may hinder renegotiation of liabilities (Note18-a).

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Group monitors capital based on the gearing ratio.  This ratio is calculated as net debt divided by total capital.  Net debt is calculated as total borrowings (including current and non-current borrowings), less cash and cash equivalents. Total capital is calculated as ‘equity’ as shown in the consolidated statement of financial position plus net debt.

As of December 31, 2018, and 2019, the gearing ratio is presented below indicating the Group’s strategy to keep it in a range from 0.10 to 0.70.

	2018	2019
Total financial liabilities and bonds	2,139,714	1,723,108
Less: Cash and cash equivalents	(801,140)	(948,978)
Net debt	1,338,574	774,130
Total equity	2,489,931	1,876,085
Total capital	3,828,505	2,650,215
Gearing ratio	0.35	0.29

4.3	Fair value estimation

For the classification of the type of valuation used by the Group for its financial instruments at fair value, the following levels of measurement have been established.

-	Level 1:	Measurement based on quoted prices in active markets for identical assets or liabilities.
-	Level 2:
Measurement based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

-	Level 3:	Measurement based on inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs, generally based on internal estimates and assumptions of the Group).

The table below shows the Group’s assets and liabilities measured at fair value on December 31, 2018, and 2019:

Level 2
At December 31, 2018

Financial liabilities
Derivatives used for hedging	61

At December 31, 2019

Financial liabilities
Derivatives used for hedging	52

5    CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments used are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

5.1   Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future.  The resulting accounting estimates will, by definition, seldom equal the related actual results.  The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

a)	Estimated impairment of goodwill and other intangible assets with an indefinite useful life

Impairment reviews are undertaken annually to determine if goodwill arising from business acquisitions and other intangible assets with indefinite useful life are impaired, in accordance with the policy described in Note 2.15-i).  For this purpose, goodwill is allocated to the different Cash Generating Unit (“CGU”) to which it relates while other intangible assets with indefinite useful life are assessed individually. The recoverable amounts of the CGU and of other intangible assets with indefinite useful life have been determined based on the higher of their value-in-use and fair value less costs to sell.  This evaluation requires the exercise of Management’s professional judgment to analyze any potential indicators of impairment as well as the use of estimates in determining the value in use, including preparing future cash flows, macro-economic forecasts as well as defining the interest rate at which said cash flows will be discounted.

If the Group experiences a significant drop in revenues or a drastic increase in costs or changes in other factors, the fair value of their business units might decrease. If management determines that the factors reducing the fair value of the business are permanent, those economic factors will be taken into consideration to determine the recoverable amount of those business units and therefore, goodwill, as well as other intangible assets with indefinite useful life may be deemed to be impaired, which may cause their write-down.

In accordance with the impairment evaluations carried out by Management, losses due to impairment of goodwill and trademarks have been recognized by the decrease in the expected flows as a consequence of a reduction of the contracts’ “backlog”.

At December 31, 2018, and 2019 the Group has performed a sensitivity analysis increasing or decreasing the assumptions of gross margin, discount rate, and revenue and terminal growth rate by a 10%, with all the other variables held constant, as follows:

	Difference between recoverable amount and carrying amounts
		2018		2019
Goodwill

Gross margin	(10%)	+10%	(10%)	+10%
Engineering and construction	0.51%	41.12%	(25.54%)	(4.25%)
Electromechanical	(9.73%)	38.89%	35.63%	52.97%

Discount rate:	(10%)	+10%	(10%)	+10%
Engineering and construction	39.19%	6.65%	(4.30%)	(23.09%)
Electromechanical	29.36%	2.97%	48.89%	39.92%

Terminal growth rate:	(10%)	+10%	(10%)	+10%
Engineering and construction	18.48%	23.30%	(16.31%)	(13.38%)
Electromechanical	12.90%	16.34%	42.36%	46.32%

Trademarks

Revenue growth rate:	(10%)	+10%	(10%)	+10%
Morelco	75.00%	116.27%	22.14%	60.11%
Vial y Vives - DSD	27.40%	55.71%	110.69%	72.38%

Discount rate:	(10%)	+10%	(10%)	+10%
Morelco	126.00%	72.33%	63.02%	23.56%
Vial y Vives - DSD	29.54%	55.99%	78.72%	106.64%

Terminal growth rate:	(10%)	+10%	(10%)	+10%
Morelco	91.70%	99.82%	37.49%	44.02%
Vial y Vives - DSD	38.99%	44.26%	88.07%	95.20%

In 2019, if the gross margin, discount rate or terminal growth rate had been 10% below or 10% above Management’s estimates, the Group would not have recognized a provision for impairment of goodwill in the Electromechanical CGU (GMA); however, at the same variation, the Group would have to recognized a provision for impairment of the Engineering and Construction (Morelco).  In 2018, if the discount rate or terminal growth rate had been 10% below or 10% above Management’s estimates, the Group would not have recognized a provision for impairment of goodwill; however, at the same variation in gross margin, the Group would have to recognized a provision for impairment of the Electromechanical GMA.

As a result of these assessments, as of December 31, 2019, an impairment of the goodwill in Morelco was identified and recorded in the Engineering and Construction CGU (Note 17).

In 2018 and 2019, if the revenue growth rate, terminal growth rate or the discount rate had been 10% below or had been 10% above Management’s estimates, the Group would have not recognized a provision for impairment in trademarks.

At December 31, 2019, as a result of these evaluations, a reversal of goodwill impairment was identified and recorded in the Engineering and Construction CGU, trademark impairment in Vial y Vives-DSD (Note 17).

b)	Income taxes

Determination of the tax obligations and expenses requires interpretations of the applicable tax laws and regulations.  The Group seeks legal and tax counsel before making any decision on tax matters.

Deferred income tax assets and liabilities are calculated on the temporary differences arising between the tax basis of assets and liabilities and the amounts stated in the financial statement of each entity that makes up the Group, using the tax rates in effect in each of the years in which the difference is expected to reverse.  Any change in tax rates will affect the deferred income tax assets and liabilities.  This change will be recognized in the consolidated statement of income in the period in which the change takes effect.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profits will be available against which deductible temporary differences and tax loss carryforwards can be utilized.  For this purpose, the Group takes into consideration all available evidence, including factors such as historical data, projected income, current operations, and tax planning strategies.  A tax benefit related to a tax position is only recognized if it is more likely than not that the benefit will ultimately be realized.

The Group’s possible maximum exposure to tax contingencies amount to S/71.4 million.

The income tax for the year includes Management's evaluation of the amount of taxes to be paid in uncertain tax positions, where the liabilities have not yet been agreed with the tax administration.

c)	Percentage of completion revenue recognition

Service revenues based on construction contracts are recognized by the percentage of completion method, which requires estimating the margin will be obtained culminating works. Projections of these margins are determined by management based on their budgets execution and adjusted periodically in order to use updated information to reflect actual performance in the work. In this regard, management believes that the estimates made at the end of the year are reasonable. When changes occur not approved in the scope of work, income is recognized as equivalent to the cost incurred (no profit is recognized) until it has been approved the additional work.

The revenue of the contract is recognized as such in the consolidated statement of comprehensive income in the accounting periods in which the work was executed. Costs related to the construction contract costs are recognized as works in the consolidated comprehensive income in the accounting periods in which the work was executed. However, any expected and likely cost overruns related to the contract over total expected income under the contract is recognized as expense immediately. In addition, any change in the estimates under the contract is recognized as a change in accounting estimates in the period in which the change is made and future periods if applicable. In certain construction contracts, the terms of these agreements allow to retain an amount to customers until it culminates with construction. Under these contracts, the total amount cannot be recognized until the construction is finished.

As of December 31, 2018 and 2019, a sensitivity analysis was performed considering a 10% increase/decrease in the Group’s gross margins, as follows:

	2018	2019
Revenues	1,961,100	2,411,880
Gross profit	32,685	60,317
%	1.67	2.50
Plus 10%	1.84	2.75
Increase in profit before income tax	3,399	6,010
	36,084	66,327

Less 10%	1.50	2.25
Decrease in profit before income tax	(3,399)	(6,010)
	29,286	54,307

d)	Provision for well closure costs

At December 31, 2019, the present value of the estimated provision for the closure of 189 wells located in Talara amounted to S/50.1 million (S/20.3 million as of December 31, 2018, for the closure of 158 wells). The well closure liability is adjusted to reflect the changes that resulted from the passage of time and from reviews of either the date of occurrence or the amount of the present value of the originally estimated obligations (Note 17-d).

The Group estimates the present value of its future obligation for well closure costs, or well closure liability, and increases the carrying amount of the asset that will be withdrawn in the future and that is shown under the heading of intangibles in the consolidated statement of financial position.

The pre-tax discount rate used for the present value calculation was 1.58% for Block I and 1.66% for Block V (2.46% for Block I and 2.51% for Block V for the year 2018), and 2.33% for Blocks III and IV, (2.98% for the year 2018) based on 3, 5 and 30-year rate used on U.S. bonds effective at December 31, 2018 and 2019.

If on December 31, 2018, and 2019, the estimated rate had increased or decreased by 10%, with all variables held constant, the impact on pre-tax profit would not have been significant.

e)	Impairment of investment in associate and account receivable to Gasoducto Sur Peruano S.A. (GSP)

Based on the termination of the concession agreement, on which Gasoducto Sur Peruano S.A. (GSP) acts as concessionaire (Note 15 a-i), as well as the agreements taken at the end of the year, the Group identified potential impairment indicators affecting the recoverability of its investment. Consequently, the Group impaired the full investment amount.

In that process, the Group has applied judgment to weight the various uncertainties surrounding the amount that can be recovered from this investment. Management has determined the recoverable amount assuming the following key factors: (i) the amount that GSP will recover as a result of a possible public auction, (ii) the liquidation of the company via the GSP Creditor´s meeting, and (iii) the validity of its right to subordinate the Odebrecht Group’s debts in GSP.

The calculation of the impairment estimate assumes a process of liquidation of GSP in accordance with Peruvian legislation, whereby the value of the asset to be recovered is first applied to the payments of liabilities in the different categories of creditors and the remainder, if it is the case, to the payment of the shareholders, taking into account the existing subordination agreements.

As of December 31, 2018 in relation to the amount to be recovered by GSP, the Group is assuming a recovery of the minimum amount established in the concession agreement, which is equivalent to 72.25% of the Net Carrying Amount (NCA) of the Concession assets. This amount, in substance, represents a minimum payment to be obtained by GSP based on a public auction (liquidation) to be set up for the adequate transfer of the Concession’s assets to a new Concessionaire, under the relevant contractual terms and conditions. Additionally, given the situation of non-compliance by the Peruvian State and the situation in which the process of forming the creditors' meeting was, and according to the opinion of lawyers for similar cases, the term for five years was estimated the recovery of the account receivable.

As of 31 December, 2019 the recovery of NCA estimated by Management equals 50%, as a result of the signing of the plea bargain agreement considering that the formation of the creditors' meeting is still pending, the deadline for initiating the actions that initiate the collection process has been extended. Therefore, a total term of eight years has been considered, from the date and until the formation of the creditors' meeting, the approval of the settlement plan, the presentation of the arbitration claim, as well as the entire arbitration process in yes.

5.2   Critical judgments in applying the accounting policies

Consolidation of entities in which the Group holds less than 50%

The Group owns some direct and indirect subsidiaries of which the Group has control even though it has less than 50% of the voting rights. These subsidiaries mainly comprise indirect subsidiaries in the real estate business owned through Viva GyM S.A., having the power to affect the relevant activities that impact the subsidiaries’ returns, even though the Group holds interest between 30% and 50%.  Additionally, the Group has control de facto by a contractual agreement with the majority investor over Promotora Larcomar S.A. of which it owns 46.55% of the equity interest.

Consolidation of entities in which the Group does not have joint control but holds rights and obligations over the assets and liabilities

The Group assesses, on an ongoing basis, the nature of the contracts signed with one or more parties. If no control or joint control is determined to be held by the Group, but it has rights over assets and obligations for liabilities under the arrangement, then the Group recognizes its assets, liabilities, revenue and expenses and its share of any jointly controlled assets or liabilities and any revenue or expense arising under the arrangement as a joint operation in accordance with IFRS 11 - Joint arrangements (Note 2.2-d).

6.    INTERESTS IN OTHER ENTITIES

The consolidated financial statements include the accounts of the Group and its subsidiaries. Additionally, the consolidated financial statements of the Group include its interest in joint operations in which the Company or certain subsidiaries have joint control with their partners (Note 2.2-d).

a)	Main subsidiaries

The following table shows the principal direct and indirect subsidiaries classified by operating segment (Note 7):

Name	Country	Economic activity

Engineering and Construction:

GyM S.A.	Peru, and Colombia	Civil construction, electro-mechanic assembly, buildings management and implementing housing development projects and other related services.

GyM Chile S.p.A.	Chile	Investment funds, investment companies and similar financial entities.

Vial y Vives - DSD S.A.	Chile	Construction engineering projects, civil construction and related technical consultancy, rental of agricultural machinery and equipment, forestry, construction and civil engineering without operator.

GMI S.A.	Peru, Mexico, and Bolivia	Advisory and consultancy services in engineering, carrying out studies and projects, managing projects and supervision of works.

Name	Country	Economic activity

Morelco S.A.S.	Colombia and Ecuador
Providing construction and assembly services, supply of equipment Ecuador and materials, operation and maintenance and engineering services in the specialties of mechanics, instrumentation and civil works.

Infrastructure:

GMP S.A.	Peru	Oil and oil by-products extraction, operation and exploration services, as well as providing storage and fuel dispatch services.

Oiltanking Andina Services S.A.	Peru	Operation of the gas processing plant of Pisco - Camisea.

Transportadora de Gas Natural Comprimido Andino S.A.C.	Peru	Supply, process and market natural gas and its derivative products.

Concar S.A.	Peru	Highway and roads concessions operation and maintenance.

GyM Ferrovias S.A.	Peru	Concession for the operation of the public transportation system of Lima Metro (Metro de Lima Metropolitana).

Survial S.A.	Peru	Concession for constructing, operating and maintaining Section 1 of the “Southern Inter-oceanic” highway.

Norvial S.A.	Peru	Concession for restoring, operating and maintaining the “Ancon - Huacho - Pativilca” section of the Panamericana Norte road.

Concesionar Canchaque S.A.C.	Peru	Concession for operating and maintaining of the Buenos Aires – Canchaque provincial road highway.

Concesionaria Via Expresa Sur S.A.	Peru	Concession for designing, constructing, operating and maintaining the Via Expresa - Paseo de la Republica in Lima.

Real estate:

VIVA GyM S.A.	Peru	Developing and managing real estate projects directly or together with other partners.

Parent company operation:

Adexus S.A.	Chile, Peru,Colombia and Ecuador Ecuador	IT solutions services.

CAM Holding S.p.A.	Chile	Investment company.

Qualys S.A.	Peru	Human, economic and technological services to the Group´s companies.

Promotora Larcomar S.A.	Peru	Building a hotel complex on a plot of land located in thedistrict of Miraflores.

Promotores Asociados de Inmobiliarias S.A.	Peru	Operating in the real-estate industry and engaged in the development and sale of office premises in Peru.

Negocios del Gas S.A.	Peru	Investment company for construction, operation, and maintenance of the pipeline system to transport natural gas and liquids.

Inversiones en Autopistas S.A.	Peru	Holding company of shares, participation or any other credit instrument or investment document.

The following table shows the Group’s subsidiaries and related interest as of December 31, 2019:

	Percentage of common shares directly held by Parent (%)	Percentage of common shares held by Subsidiaries (%)	Percentage of common shares held by the Group (%)	Percentage of common shares held by non- controlling interests (%)
Engineering and Construction:
GyM S.A.	98.87%	-	98.87%	1.13%
- Morelco S.A.S.	-	70.00%	70.00%	30.00%
- GyM Chile S.p.A.	-	100.00%	100.00%	-
- Vial y Vives – DSD S.A.	-	94.49%	94.49%	5.51%
GMI S.A.	89.41%	-	89.41%	10.59%
- Ecología Tecnología Ambiental S.A.C.	-	100.00%	100.00%	-
- GM Ingenieria y Construcción de CV	-	99.00%	99.00%	1.00%
- GM Ingenieria Bolivia S.R.L.	-	98.57%	98.57%	1.43%

Infrastructure:
GMP S.A.	95.00%	-	95.00%	5.00%
- Oiltanking Andina Services S.A.	-	50.00%	50.00%	50.00%
- Transportadora de Gas Natural
Comprimido Andino S.A.C.	-	99.93%	99.93%	0.07%
Concar S.A.	100.00%	-	100.00%	-
GyM Ferrovias S.A.	75.00%	-	75.00%	25.00%
Survial S.A.	100.00%	-	100.00%	-
Norvial S.A.	18.20%	48.80%	67.00%	33.00%
Concesión Canchaque S.A.	99.96%	0.04%	100.00%	-
Concesionaria Vía Expresa Sur S.A.	99.98%	0.02%	100.00%	-

Real Estate:
Viva GyM S.A.	56.22%	43.32%	99.54%	0.46%

Parent company operations:
Qualys S.A (Previously Generadora Arabesco S.A.)	100.00%	-	100.00%	-
Promotora Larcomar S.A.	46.55%	-	46.55%	53.45%
Negocios del Gas S.A.	99.99%	0.01%	100.00%	-
Agenera S.A.	99.00%	1.00%	100.00%	-
Inversiones en Autopistas S.A.	1.00%	99.00%	100.00%	-
Cam Holding S.p.A.	100.00%	-	100.00%	-
Adexus S.A.	100.00%	-	100.00%	-

The following table shows the Group’s subsidiaries and related interest as of December 31, 2018:

	Percentage of common shares directly held by Parent (%)	Percentage of common shares held by Subsidiaries (%)	Percentage of common shares held by the Group (%)	Percentage of common shares held by non- controlling interests (%)
Engineering and Construction:
GyM S.A.	98.24%	-	98.24%	1.76%
- Morelco S.A.S.	-	70.00%	70.00%	30.00%
- GyM Chile S.p.A.	-	94.49%	99.99%	0.01%
- Vial y Vives – DSD S.A.	-	94.49%	94.49%	5.51%
GMI S.A.	89.41%	-	89.41%	10.59%
- Ecología Tecnología Ambiental S.A.C.	-	-	99.99%	0.01%
- GM Ingenieria y Construcción de CV	-	-	99.00%	1.00%
- GM Ingenieria Bolivia S.R.L.	-	-	99.00%	1.00%

Infrastructure:
GMP S.A.	95.00%	-	95.00%	5.00%
- Oiltanking Andina Services S.A.	-	50.00%	50.00%	50.00%
- Transportadora de Gas Natural
Comprimido Andino S.A.C.	-	99.93%	99.93%	0.07%
Concar S.A.	99.99%	-	99.99%	0.01%
GyM Ferrovias S.A.	75.00%	-	75.00%	25.00%
Survial S.A.	99.99%	-	99.99%	0.01%
Norvial S.A.	67.00%	-	67.00%	33.00%
Concesión Canchaque S.A.	99.96%	-	99.96%	0.04%
Concesionaria Vía Expresa Sur S.A.	99.98%	0.02%	100.00%	-

Real Estate:
Viva GyM S.A.	63.44%	36.10%	99.54%	0.46%

Parent company operations:
Qualys S.A (Previously Generadora Arabesco S.A.)	99.00%	-	99.00%	1.00%
Promotora Larcomar S.A.	46.55%	-	46.55%	53.45%
Negocios del Gas S.A.	99.99%	0.01%	100.00%	-
Agenera S.A.	99.00%	1.00%	100.00%	-
Inversiones en Autopistas S.A.	100.00%	-	-	-
Cam Holding S.p.A.	100.00%	-	100.00%	-
Adexus S.A.	99.99%	0.01%	100.00%	-

All investments in subsidiaries have been included in the consolidation. The proportion of voting rights in such subsidiaries is held directly by the Company and does not differ significantly from the proportion of shares held.

In June 2018, the Company expanded its shareholding to 100% of the subsidiary Adexus S.A. (Note 32-a).

In 2018, the subsidiary Cam Servicios del Perú S.A. was sold, as well as the following indirect subsidiaries: i) Stracon GyM S.A. through GyM S.A. and ii) Cam Chile S.p.A., through Cam Holding S.p.A.. In that year, these investments were deconsolidated by the Company, and their operations are shown in Note 36.

As of December 31, 2019 the non-controlling interest is attributed to the following subsidiaries:

Non Controlling Participation	2018	2019

Viva GyM S.A. and subsidiaries	168,612	168,839
GyM S.A. and subsidiaries	67,639	61,569
Norvial S.A.	65,918	63,031
GMP S.A.	23,424	24,413
GyM Ferrovias S.A.	55,986	77,564
Promotora Larcomar S.A.	13,121	3,058
Other	6,871	(199)
	401,571	398,275

In December 2019, the subsidiary Viva GyM S.A. through the General Shareholders' Meeting, it agreed to capitalize its supplementary premium for the amount of S/65.3 million to subsequently reduce the share capital in a non-proportional manner by returning contributions amounting to S/82.3 million. The return did not generate cash outflow as the reciprocal obligations between its shareholders with the subsidiary were offset. Consequently, the Company modified its participation in its subsidiary from 63.4% to 56.2%, in turn its subsidiary GyM S.A. (also a shareholder of Viva GyM S.A.) modified its stake from 36.1% to 43.3%.

In addition, in December 2019 the subsidiary GyM S.A. through the General Shareholders' Meeting agreed to the capital increase for monetary contributions in the amount of S/146.1 million. Minority shareholders voluntarily waived the pre-emptive subscription right, causing the Company's participation percentage to increase from 98.2% to 98.9%.

Summarized financial information of subsidiaries with material non-controlling interests

Set out below is the summarized financial information for each subsidiary that has non-controlling interests that are material to the Group.

Summarized statement of financial position

	Viva GyM S.A.		GyM S.A.
	and subsidiaries		and subsidiaries		Norvial S.A.		GyM Ferrovías S.A.
	At December 31,		At December 31,		At December 31,		At December 31,
	2018	2019	2018	2019	2018	2019	2018	2019
Current:
Assets	720,976	591,402	1,262,588	1,232,486	109,778	84,889	534,148	449,180
Liabilities	(310,132)	(263,592)	(1,467,953)	(1,491,747)	(66,506)	(53,715)	(563,081)	(93,879)
Current net assets (liabilities)	410,844	327,810	(205,365)	(259,261)	43,272	31,174	(28,933)	355,301

Non-current:
Assets	98,504	121,529	980,653	1,100,218	462,739	442,186	974,688	623,033
Liabilities	(37,154)	(37,851)	(413,026)	(486,924)	(306,261)	(282,358)	(716,946)	(668,080)
Non-current net assets (liabilities)	61,350	83,678	567,627	613,294	156,478	159,828	257,742	(45,047)
Net assets	472,194	411,488	362,262	354,033	199,750	191,002	228,809	310,254

Summarized income statement

	Viva GyM S.A.		GyM S.A.
	and subsidiaries		and subsidiaries		Norvial S.A.		GyM Ferrovías S.A.
	For the year ended		For the year ended		For the year ended		For the year ended
	2018	2019	2018	2019	2018	2019	2018	2019

Revenue	630,130	264,401	1,704,998	2,279,786	163,117	272,679	577,993	397,853

Profit (loss) before income tax	226,945	30,729	(154,452)	(116,081)	21,104	24,067	116,822	121,079
Income tax	(69,166)	(7,000)	18,559	(30,843)	(3,885)	(6,815)	(35,524)	(39,634)
Profit (loss) for the year	157,779	23,729	(135,893)	(146,924)	17,219	17,252	81,298	81,445
Discontinued operations	-	-	44,096	-	-	-	-	-
Other comprehensive income	-	-	(14,061)	(7,436)	-	-	-	-
Total comprehensive income for the year	157,779	23,729	(105,858)	(154,360)	17,219	17,252	81,298	81,445

Dividends paid to non-controlling
interest (Note 35-d)	84,870	-	4,241	-	8,184	8,580	-	-

Summarized statement of cash flows

	Viva GyM S.A.		GyM S.A.
	and subsidiaries		and subsidiaries		Norvial S.A.		GyM Ferrovías S.A.
	For the year ended		For the year ended		For the year ended		For the year ended
	2018	2019	2018	2019	2018	2019	2018	2019

Net cash provided from
operating activities	259,992	28,791	148,754	(25,502)	70,939	12,514	(161,318)	379,882
Net cash (applied to) provided from
investing activities	(8,460)	(2,613)	233,150	(20,173)	(2)	(33)	1,928	2,845
Net cash (applied to) provided from
financing activities	(255,979)	(58,722)	(388,836)	209,514	(43,536)	(46,045)	189,495	(273,009)
(Decrease) increase in cash
and cash equivalents, net	(4,447)	(32,544)	(6,932)	163,839	27,401	(33,564)	30,105	109,718
Cash and cash equivalents
at the beginning of the year	97,709	93,262	179,560	172,628	72,449	99,850	161,073	191,178
Cash and cash equivalents
at the end of the year	93,262	60,718	172,628	336,467	99,850	66,286	191,178	300,896

The information above is the amount before inter-company eliminations.

b)	Public services concessions

The Group has public service concessions. When applicable, the income attributable to the construction or restoration of infrastructure has been accounted for by applying the models described in Note 2.5 (financial asset model, intangible asset and forked model).

After the termination of the Contract between TGNCA and the Ministry of Energy and Mines, Management is preparing new gas compression and liquefaction projects. Additionally, it is evaluating the centralization of the gas business through this vehicle, a decision that must be approved by the Board of Directors in 2020.

In all the Group's concessions, the infrastructure returns to the Grantor at the end of the Contract.

Name of		Estimated		Ordinary	Concession	Accounting
Concession	Description	investment	Consideration	shares held	termination	model

Survial S.A.	This company operates and maintains	US$99 million	Transaction secured by	99.90%	2032	Financial asset
	a 750 km road from the San Juan de		the Peruvian Government
	Marcona port to Urcos, Peru, which is		involving from annual
	connected to an interoceanic road.		payments for the
	The road has five toll stations and		maintenance and operation
	three weigh stations.		of the road, which is in
charge of the Peruvian
Ministry of Transport and
Communications (MTC).

Canchaque S.A.C.	This company operates and periodically	US$31 million	Transaction secured by	99.96%	2025	Financial asset
	maintains a 78 km road which connects the towns		the Peruvian Government
	of Buenos Aires and Canchaque, in Peru.		regardless the traffic
	The road has one toll station.		volume.
Revenue is secured by
an annual minimum
amount of US$0.3 million.

Concesionaria.	Designing, financing, constructing,	S/250 million	Transaction secured by	50.00%	2036	Financial asset
La Chira S.A.	operating and maintaining project		the Peruvian Government
	called “Planta de Tratamiento de Aguas		consisting of monthly and
	Residuales y Emisario Submarino La Chira”.		quarterly payments settled by
	The Project will treat approximately 25%		Sedapal´s collection trust.
of wastewaters in Lima.

GyM Ferrovias S.A.	Concession for the operation of Line 1	S/642 million	Transaction secured by	75.00%	2041	Financial asset
	of Lima Metro, Peru’s only urban		the Peruvian Government
	railway system in Lima city, which		involving a quarterly
	includes (i) operation and maintenance		payment received from
	of the existing trains (24 initial investment		MTC based on km travelled
	trains and 20 additional trains), (ii) operation		per train.
and maintenance of the railway system
(railway and infrastructure).

Name of		Estimated		Ordinary	Concession	Accounting
concession	Description	investment	Consideration	shares held	termination	model

Norvial S.A.	The Company operates and maintains	US$187 million	From users (self-financed	67.00%	2028	Intangible
	the highway that connects		concession; revenue is
	Lima to the northwest of Peru.		derived from collection of
	This 183 km road known as Red Vial 5		tolls).
runs from the cities of Ancon to Pativilca
and has three toll stations.

Via Expresa Sur S.A.	The Company obtained the concession	US$197 million	The contract gives the right	99.98%	2053	Bifurcated
	for designing, financing, building,		of collection from users; however
	operating and maintaining the		the Peruvian Government shall pay
	infrastructure associated with the Via		the difference when the operating
	Expresa Sur Project.		revenue obtained is below
	This project involves the second stage		US$18 million during the first
	expansion of the Via Expresa - Paseo		two years and US$19.7 million
	de la Republica,between Av. Republica		from the third year to the
	de Panama and and Panamericana		fifteenth year of the effective
	highway.		period of the financing, with a ceiling
of US$10 million. In June 2017,
the contract was suspended temporarily
for one year by agreement between
the Concessionaire and the grantor.
The suspension was extended until
June 2020.

c)	Main joint operations

At December 31, 2019, the Group is a partner to 51 Joint Operations with third parties (51 at December 31, 2018). The table below lists the Group’s major Joint Operations.

		Percentage of interest
Joint operations	2018	2019

Graña y Montero S.A.A.
- Concesionaria La Chira S.A.	50%	50%

GyM S.A.
- Consorcio CDEM	85%	-
- Consorcio Huacho Pativilca	67%	67%
- Consorcio GyM – CONCIVILES	67%	67%
- Consorcio AMDP norte	-	50%
- Consorcio Chicama - Ascope	50%	50%
- Consorcio Constructor Alto Cayma	50%	50%
- Consorcio Energía y Vapor	50%	-
- Consorcio Ermitaño	50%	50%
- Consorcio GyM Sade Skanska	50%	50%
- Consorcio GYM-OSSA	-	50%
- Consorcio GyM-Stracon	-	50%
- Consorcio HV GyM	50%	50%
- Consorcio La Chira	50%	50%
- Consorcio Lima Actividades Comerciales Sur	50%	50%
- Consorcio Menegua	50%	-
- Consorcio para la Atención y Mantenimiento de Ductos	50%	-
- Consorcio Rio Mantaro	50%	50%
- Consorcio Río Urubamba	50%	50%
- Consorcio TNT Vial y Vives - DSD Chile LTDA	50%	-
- Constructora Incolur DSD Limitada	50%	-
- Consorcio Alto Cayma	49%	49%
- Consorcio La Gloria	49%	49%
- Consorcio Norte Pachacutec	49%	49%
- Consorcio Italo Peruano	48%	48%
- Consorcio Vial Quinua	46%	46%
- Consorcio Chiquintirca	40%	40%
- Consorcio Constructor Ductos del Sur	29%	29%
- Consorcio Constructor Chavimochic	27%	27%
- Consorcio Construcciones y Montajes CCM	25%	25%
- Consorcio Vial ICAPAL	10%	10%

GMP S.A.
- Consorcio Terminales	50%	50%
- Terminales del Perú	50%	50%

		Percentage of interest
Joint operations	2018	2019

CONCAR S.A.
- Consorcio Ancón-Pativilca	67%	67%
- Consorcio Peruano de Conservación	50%	50%
- Consorcio Manperán	67%	67%
- Consorcio Vial Sierra	100%	50%
- Consorcio Vial Ayahuaylas	99%	99%
- Consorcio Vial Sullana	99%	99%
- Consorcio Vial del Sur	99%	99%

GMI S.A.
- Consorcio Vial la Concordia	88%	88%
- Consorcio GMI- Haskoningdhv	70%	70%
- Consorcio Supervisor Ilo	55%	55%
- Consorcio Poyry-GMI	40%	40%
- Consorcio Internacional Supervisión Valle Sagrado	33%	33%
- Consorcio Ecotec - GMI - PIM	30%	30%
- Consorcio Ribereño Chinchaycamac	-	40%

All the joint agreements listed above are operated in Peru, Chile and Colombia.

On November 2, 2019, the operation contract of Consorcio Terminales of the subsidiary GMP S.A., corresponding to the terminals of Pisco, Mollendo, Ilo, Cusco and Juliaca, was terminated, and the assets and operations were delivered to Petroperú. Currently, it is in the process of liquidating assets and liabilities.

The main activities of the joint operations correspond to:

Joint Operations in	Economic activity

Graña y Montero S.A.A.
Construction, operation and maintenance of La Chira wastewater treatment plant in the south of Lima.  The project is aimed to solve Lima’s environmental problems caused by sewage discharged directly into the sea.

GyM S.A.	These joint operations were created exclusively to development of construction contracts.

GMP S.A.	Consorcio Terminales and Terminales del Peru provide services for receiving, storing, shipping and transporting liquid hydrocarbons, such as gasoline, jet fuel, diesel fuel and residual among others.

CONCAR S.A.	Concar’s joint operations provides rehabilitation service, routine and periodic maintenance of the road; and road conservation and preservation services.

GMI S.A.	Engineering consulting services in, study and project execution, project management and Works supervision.

The consolidated financial statements do not include any other type of entities in addition to those mentioned above, such as trust funds or special purpose entities.

7	SEGMENT REPORTING

Operating segments are reported consistently with the internal reports that are reviewed by the Group’s chief decision-maker; that is, the Executive Committee, which is led by the Corporate General Manager.  This Committee acts as the maximum authority in operations decision making and is responsible for allocating resources and evaluating the performance of each operating segment.

The Group’s operating segments are assessed by the activities of the following business units: (i) engineering and construction, (ii) infrastructure, (iii) real estate and (iv) parent company operations.

As set forth under IFRS 8, reportable segments based on the level of revenue is: ‘engineering and construction’.  However, the Group has voluntarily decided to report on all its operating segments as detailed in this Note.

The revenues derived from foreign operations (Chile y Colombia) comprise 14% of the Group’s total revenue reported in 2019 (20.3% in 2018).

Sales between segments are carried out at arm’s length, are not material, and are eliminated on consolidation. The revenue from external parties is measured in a manner consistent with that in the income statement. Sale of goods relate to the real estate segment. Revenue from services relate to all other segments.

Group sales and receivables are not concentrated in a few private customers.  There is no external customer that represents 10% or more of the Group’s revenue.

The principal activities of the Group in each operating segments are as follows:

a)
Engineering and construction: This segment includes from traditional engineering services such as structural, civil and design engineering, and architectural planning to advanced specialties including process design, simulation, and environmental services at three divisions; i) civil works, such as the construction of hydroelectric power stations and other large infrastructure facilities; (ii) electro-mechanic construction, such as concentrator plants, oil, and natural gas pipelines, and transmission lines; iii) building construction, such as office buildings, residential buildings, hotels, affordable housing projects, shopping centers, and industrial facilities.

b)
Infrastructure: The Group has long-term concessions or similar contractual arrangements in Peru for three toll roads, the Lima Metro, a wastewater treatment plant in Lima, four producing oil fields, a gas processing plant and operation and maintenance services for infrastructure assets.

c)
Real Estate: The Group develops and sells homes targeted to low and middle-income population sectors which are experiencing a significant increase in disposable income, as well as, office and commercial space to a lesser extent.

d)	Parent Company Operation corresponds to services provided to related entities of the Group such as strategic and functional advisory services and operational leasing of offices.

The Executive Committee uses adjusted earnings before interest, tax, depreciation, and amortization (EBITDA) to assess the performance of operating segments. In 2019, additional provisions have been considered for some of the Group´s asses, such as impairment of investments, impairment of account receivables, impairment of goodwill, provision for civil repair and legal claims.

Profit before income tax reconciles to EBITDA as follows:

	2018	2019

Net profit (loss)	57,415	(838,642)
Financial income and expenses	197,057	157,053
Income tax	113,318	319,957
Impairment of investments	-	218,276
Impairment of accounts receivables	-	311,309
Impairment of goodwill	-	33,089
Provisions: civil repair and legal litigartion	-	118,105
Impairment recovery	-	(40,124)
Depreciation and amortization	189,508	202,630
EBITDA (*)	557,298	481,653

(*)Adjusted EBITDA of impairment provisions
Discontinued operations not included.

EBITDA for each segment is as follows:

	2018	2019

Engineering and construction	19,243	15,298
Infrastructure	411,502	403,295
Real estate	240,991	56,791
Parent company operations	(27,803)	(477,400)
Intercompany eliminations	(86,635)	483,669
EBITDA	557,298	481,653

Backlog refers to the expected future revenue under signed contracts and legally binding letters of intent. The breakdown by operating segments as of December 31, 2019, and the dates in which they are estimated to be realized is shown in the following table:

		Anual Backlog
	2019	2020	2021	2022	+
Engineering and Construction	3,018,822	2,592,976	425,846	-
Infrastructure	1,837,305	643,999	586,760	606,546
Real estate	209,893	209,894	-	-
Intercompany eliminations	(434,039)	(144,389)	(144,589)	(145,061)
	4,631,981	3,302,480	868,017	461,485

The following table shows the Group’s financial statements by operating segments:

Operating segments financial position
Segment reporting
					Infrastructure
As of December 31, 2018	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Eliminations	Consolidated

Assets.-
Cash and cash equivalent	177,455	34,816	168,460	191,178	6,700	93,262	129,269	-	801,140
Trade accounts receivables, net	583,842	54,350	78,013	226,919	598	63,038	1,068	-	1,007,828
Work in progress, net	24,962	-	-	-	-	-	3,576	-	28,538
Accounts receivable from related parties	203,583	492	40,820	758	9,930	60,759	98,308	(379,747)	34,903
Other accounts receivable	386,467	37,611	28,492	31,012	199	55,508	49,160	2	588,451
Inventories, net	27,852	18,823	9,206	25,282	-	448,328	-	(15,444)	514,047
Prepaid expenses	3,825	1,345	3,068	874	135	81	1,221	-	10,549
	1,407,986	147,437	328,059	476,023	17,562	720,976	282,602	(395,189)	2,985,456
Non-current assets classified as held for sale	-	-	-	-	-	-	247,798	-	247,798
Total current assets	1,407,986	147,437	328,059	476,023	17,562	720,976	530,400	(395,189)	3,233,254

Long-term trade accounts receivable, net	14,455	-	33,380	966,202	-	6,030	-	-	1,020,067
Long-term work in progress, net	-	-	32,212	-	-	-	-	-	32,212
Long-term accounts receivable from related parties	254,660	-	39,341	-	-	-	744,655	(260,430)	778,226
Prepaid expenses	-	-	28,214	5,152	840	-	-	(509)	33,697
Other long-term accounts receivable	77,028	63,797	7,058	64,817	7,346	30,268	52,645	(2)	302,957
Investments in associates and joint ventures	114,676	7,230	-	-	-	5,604	2,213,023	(2,082,768)	257,765
Investment property	-	-	-	-	-	29,133	-	-	29,133
Property, plant and equipment, net	205,678	171,430	14,585	1,586	109	9,237	69,088	(1,159)	470,554
Intangible assets, net	160,088	183,614	466,153	749	-	1,105	23,514	11,872	847,095
Deferred income tax asset	166,624	5,025	11,876	-	620	17,127	218,201	5,963	425,436
Total non-current assets	993,209	431,096	632,819	1,038,506	8,915	98,504	3,321,126	(2,327,033)	4,197,142
Total assets	2,401,195	578,533	960,878	1,514,529	26,477	819,480	3,851,526	(2,722,222)	7,430,396

Liabilities.-
Borrowings	232,409	26,621	15,384	209,463	-	133,105	209,492	-	826,474
Bonds	-	-	25,745	13,422	-	-	-	-	39,167
Trade accounts payable	777,130	49,254	61,233	104,652	121	31,173	55,968	-	1,079,531
Accounts payable to related parties	179,351	1,933	46,099	65,256	58	35,085	91,754	(363,595)	55,941
Current income tax	5,898	2,797	1,398	9,888	226	4,219	1,381	-	25,807
Other accounts payable	389,896	13,147	72,823	11,677	631	106,286	38,209	-	632,669
Provisions	521	5,412	-	-	-	264	-	-	6,197
Non-current liabilities classified as held for sale	-	-	-	-	-	-	225,828	-	225,828
Total current liabilities	1,585,205	99,164	222,682	414,358	1,036	310,132	622,632	(363,595)	2,891,614

Borrowings	9,314	87,166	556	-	-	10,684	268,478	-	376,198
Long-term bonds	-	-	299,637	598,238	-	-	-	-	897,875
Other long-term accounts payable	357,146	-	31,477	154,756	1,656	26,470	2,605	-	574,110
Long-term accounts payable to related parties	8,880	-	1,167	81,207	23,445	-	183,826	(276,676)	21,849
Provisions	32,122	20,234	-	-	-	-	51,055	-	103,411
Derivative financial instruments	-	61	-	-	-	-	-	-	61
Deferred income tax liability	5,564	24,541	7,010	37,178	-	-	1,054	-	75,347
Total non-current liabilities	413,026	132,002	339,847	871,379	25,101	37,154	507,018	(276,676)	2,048,851
Total liabilities	1,998,231	231,166	562,529	1,285,737	26,137	347,286	1,129,650	(640,271)	4,940,465
Equity attributable to controlling interest in the Company	331,178	323,943	332,406	171,594	340	193,483	2,708,803	(1,973,387)	2,088,360
Non-controlling interest	71,786	23,424	65,943	57,198	-	278,711	13,073	(108,564)	401,571
Total liabilities and equity	2,401,195	578,533	960,878	1,514,529	26,477	819,480	3,851,526	(2,722,222)	7,430,396

Operating segments financial position
Segment reporting
		Infrastructure
As of December 31, 2019	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Eliminations	Consolidated

Assets.-
Cash and cash equivalent	372,991	53,118	123,020	300,896	6,388	60,718	31,847	-	948,978
Trade accounts receivables, net	531,591	63,402	44,513	97,059	1,168	83,019	985	-	821,737
Work in progress, net	49,457	-	-	-	-	-	-	-	49,457
Accounts receivable from related parties	202,181	369	43,852	1,853	-	1,144	99,794	(312,535)	36,658
Other accounts receivable	327,977	30,853	30,228	18,548	109	9,509	27,274	2	444,500
Inventories, net	57,093	32,366	7,109	30,594	-	437,012	-	(11,601)	552,573
Prepaid expenses	6,812	1,271	2,779	231	133	-	122	-	11,348
	1,548,102	181,379	251,501	449,181	7,798	591,402	160,022	(324,134)	2,865,251
Non-current assets classified as held for sale	2,398	-	-	-	-	-	203,020	-	205,418
Total current assets	1,550,500	181,379	251,501	449,181	7,798	591,402	363,042	(324,134)	3,070,669

Long-term trade accounts receivable, net	97,256	-	36,273	619,086	-	587	-	-	753,202
Long-term work in progress, net	-	-	23,117	-	-	-	-	-	23,117
Long-term accounts receivable from related parties	290,966	-	836	-	10,475	-	552,687	(308,023)	546,941
Prepaid expenses	-	887	24,462	2,307	788	-	-	(510)	27,934
Other long-term accounts receivable	113,879	63,649	5,156	-	7,346	50,449	59,844	-	300,323
Investments in associates and joint ventures	109,839	8,006	-	-	-	6,062	1,495,422	(1,582,294)	37,035
Investment property	1,450	-	-	-	-	26,876	-	-	28,326
Property, plant and equipment, net	186,589	184,819	11,106	841	153	11,742	49,779	(1,159)	443,870
Intangible assets, net	136,547	244,901	443,420	794	-	1,029	19,490	7,134	853,315
Right-of-use assets, net	5,638	24,038	3,860	5	7	5,048	55,532	(15,315)	78,813
Deferred income tax asset	176,740	4,741	13,054	-	720	19,736	20,752	5,176	240,919
Total non-current assets	1,118,904	531,041	561,284	623,033	19,489	121,529	2,253,506	(1,894,991)	3,333,795
Total assets	2,669,404	712,420	812,785	1,072,214	27,287	712,931	2,616,548	(2,219,125)	6,404,464

Liabilities.-
Borrowings	180,535	42,760	2,383	5	6	116,231	121,379	(9,039)	454,260
Bonds	-	-	28,995	15,742	-	-	-	-	44,737
Trade accounts payable	932,142	67,444	34,762	28,508	132	39,645	33,488	-	1,136,121
Accounts payable to related parties	206,907	2,233	35,554	21,024	-	23,437	58,951	(309,190)	38,916
Current income tax	18,451	961	3,710	23,887	-	704	286	-	47,999
Other accounts payable	441,271	16,721	53,987	4,713	835	83,345	34,433	-	635,305
Provisions	6,031	18,459	6,183	-	-	230	82,580	-	113,483
Non-current liabilities classified as held for sale	-	-	-	-	-	-	210,025	-	210,025
Total current liabilities	1,785,337	148,578	165,574	93,879	973	263,592	541,142	(318,229)	2,680,846

Borrowings	32,620	116,218	2,070	-	-	11,010	190,671	(7,783)	344,806
Long-term bonds	-	-	276,550	602,755	-	-	-	-	879,305
Other long-term accounts payable	222,887	-	15,989	2,176	2,106	26,841	3,102	-	273,101
Long-term accounts payable to related parties	120,255	-	836	22,583	23,784	-	165,286	(310,161)	22,583
Provisions	80,125	40,268	24,691	1,394	-	-	68,474	-	214,952
Derivative financial instruments	-	52	-	-	-	-	-	-	52
Deferred income tax liability	31,037	36,476	5,806	39,172	-	-	243	-	112,734
Total non-current liabilities	486,924	193,014	325,942	668,080	25,890	37,851	427,776	(317,944)	1,847,533
Total liabilities	2,272,261	341,592	491,516	761,959	26,863	301,443	968,918	(636,173)	4,528,379
Equity attributable to controlling interest in the Company	330,992	346,415	258,223	232,692	424	137,542	1,644,707	(1,473,185)	1,477,810
Non-controlling interest	66,151	24,413	63,046	77,563	-	273,946	2,923	(109,767)	398,275
Total liabilities and equity	2,669,404	712,420	812,785	1,072,214	27,287	712,931	2,616,548	(2,219,125)	6,404,464

Operating segment performance
Segment Reporting
					Infrastructure
For the year ended December 31, 2018 -	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Eliminations	Consolidated

Revenue	1,960,863	560,506	733,148	586,329	3,270	630,130	62,098	(636,882)	3,899,462
Gross profit (loss)	62,095	120,360	107,092	122,567	592	287,959	(10,564)	(15,612)	674,489
Administrative expenses	(136,066)	(20,898)	(35,626)	(12,007)	(296)	(50,730)	(62,890)	40,080	(278,433)
Other income and expenses, net	(13,515)	1,243	(11)	31	-	(1,971)	(47,779)	660	(61,342)
Operating (loss) profit	(87,486)	100,705	71,455	110,591	296	235,258	(121,233)	25,128	334,714
Financial expenses	(82,861)	(15,631)	(26,691)	(20,604)	6	(11,859)	(115,077)	24,735	(247,982)
Financial income	15,122	4,593	2,560	35,147	554	3,556	31,752	(42,359)	50,925
Dividends	-	-	-	-	-	-	8,344	(8,344)	-
Share of profit or loss in associates
and joint ventures	11,366	1,608	-	-	-	(10)	84,138	(100,811)	(3,709)
(Loss) profit before income tax	(143,859)	91,275	47,324	125,134	856	226,945	(112,076)	(101,651)	133,948
Income tax	14,361	(26,275)	(15,737)	(38,017)	(517)	(69,166)	22,867	(834)	(113,318)
(Loss) profit from continuing operations	(129,498)	65,000	31,587	87,117	339	157,779	(89,209)	(102,485)	20,630
Profit (Loss) from discontinuing operations	44,096	-	-	-	-	-	(3,709)	(3,602)	36,785
(Loss) profit for the year	(85,402)	65,000	31,587	87,117	339	157,779	(92,918)	(106,087)	57,415

(Loss) profit from attributable to:
Owners of the Company	(86,857)	59,866	26,731	65,338	339	28,921	(85,715)	(91,811)	(83,188)
Non-controlling interest	1,455	5,134	4,856	21,779	-	128,858	(7,203)	(14,276)	140,603
	(85,402)	65,000	31,587	87,117	339	157,779	(92,918)	(106,087)	57,415

Operating segment performance
Segment Reporting
					Infrastructure
For the year ended December 31, 2019	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Eliminations	Consolidated

Revenue	2,797,326	552,584	633,301	397,853	3,555	264,401	87,476	(651,492)	4,085,004
Gross profit (loss)	98,362	108,291	96,164	119,464	500	70,787	(2,168)	(49,637)	441,763
Administrative expenses	(141,421)	(24,230)	(28,623)	(17,991)	(397)	(22,045)	(40,402)	61,201	(213,908)
Other income and expenses, net	9,937	606	(47,998)	(2,661)	12	20,020	(305,749)	(921)	(326,754)
Gain from sale of investments	-	-	-	-	-	-	-	-	-
Operating (loss) profit	(33,122)	84,667	19,543	98,812	115	68,762	(348,319)	10,643	(98,899)
Financial expenses	(74,171)	(13,266)	(27,297)	(10,948)	(12)	(42,320)	(101,914)	38,219	(231,709)
Financial income	5,643	2,033	2,245	33,215	826	3,829	73,832	(46,967)	74,656
Dividends	-	-	-	-	-	-	12,688	(12,688)	-
Share of profit or loss in associates
and joint ventures	(3,558)	2,293	-	-	-	458	(711,962)	493,995	(218,774)
(Loss) profit before income tax	(105,208)	75,727	(5,509)	121,079	929	30,729	(1,075,675)	483,202	(474,726)
Income tax	(35,457)	(22,911)	(17,112)	(39,634)	(506)	(7,000)	(196,219)	(1,118)	(319,957)
(Loss) profit from continuing operations	(140,665)	52,816	(22,621)	81,445	423	23,729	(1,271,894)	482,084	(794,683)
Loss from discontinuing operations	-	-	-	-	-	-	(42,857)	(1,102)	(43,959)
(Loss) profit for the year	(140,665)	52,816	(22,621)	81,445	423	23,729	(1,314,751)	480,982	(838,642)

(Loss) profit from attributable to:
Owners of the Company	(137,110)	48,056	(28,270)	61,084	423	(4,995)	(1,304,675)	480,766	(884,721)
Non-controlling interest	(3,555)	4,760	5,649	20,361	-	28,724	(10,076)	216	46,079
	(140,665)	52,816	(22,621)	81,445	423	23,729	(1,314,751)	480,982	(838,642)

Segments by geographical areas

	2018	2019
Revenues:
- Peru	3,347,540	3,454,959
- Chile	226,891	388,284
- Colombia	325,031	241,761
	3,899,462	4,085,004

Non-current assets:
- Peru	3,896,920	3,063,146
- Chile	142,383	146,891
- Colombia	157,839	123,758
	4,197,142	3,333,795

8     FINANCIAL INSTRUMENTS
8.1    Financial instruments by category

The classification of financial assets and liabilities by category is as follows:

		At December, 31
	2018	2019
Financial assets according to the statement of financial position
Loans and accounts receivable at amortized cost:
- Cash and cash equivalents	801,140	948,978
- Trade accounts receivable and other accounts receivable
(excluding financial assets)	1,302,358	1,258,476
- Financial assets related to concession agreements	1,227,994	748,365
- Accounts receivable from related parties	813,129	36,658
	4,144,621	2,992,477

Financial assets related to concession agreements are recorded in the consolidated statement of financial position as the line items short-term trade accounts receivable and long-term trade accounts receivable.

		At December, 31
	2018	2019
Financial liabilities according to the statement of financial position
Other financial liabilities at amortized cost:
- Other financial liabilities	1,169,184	695,870
- Finance leases	33,488	22,980
- Lease liability for right-of-use asset	-	80,216
- Bonds	937,042	924,042
- Trade and other accounts payable
(excluding non-financial liabilities)	1,453,933	1,364,131
- Accounts payable to related parties	77,790	61,499
	3,671,437	3,148,738
Hedging derivatives:
- Derivative financial instruments	61	52

8.2    Credit quality of financial assets

The credit quality of financial assets that are neither past due nor impaired can be assessed with reference to external risk ratings (if they exist), or based on historical information on the default rates of their counterparties.

As of December 31, the credit quality of financial assets is presented below:

	At December 31,
	2018	2019
Cash and cash equivalents (*)
Banco de Credito del Peru (A+)	350,403	302,743
Banco Continental (A+)	114,067	186,238
Citibank (A)	134,990	183,719
Banco Scotiabank (A+)	73,039	64,101
Banco de la Nacion (A)	23,766	56,085
Credicorp Capital Colombia (AAA)	-	44,338
Banco Interbank (A)	14,075	41,681
JP Morgan (AAA)	257	17,853
Santander Colombia (AAA)	-	15,183
Banco Scotiabank - Chile (A+)	-	9,801
Banco Bogota (BB+)	16,782	7,255
Banco Santander - Chile (AAA)	3,325	5,817
Banco Santander - Perú (A)	12,221	114
Fondo de Inversion Alianza (AA+)	39,051	46
Banco de crédito e Inversiones - Chile (AA+)	5,909	-
Others	8,312	7,017
	796,197	941,991

The risk ratings in the previous table of “A” and “AAA” represent high quality ratings. For banks in Peru, these risk ratings are obtained from the risk rating agencies authorized by the Superintendence of Banking, Insurance and AFP (SBS). For banks in Chile, ratings are obtained from the risk rating agencies authorized by the Superintendence of Securities and Insurance (SVS) of Chile (Fitch Chile Clasificadora de Riesgo Ltda. and ICR International Credit Rating Cia Clasificadora de Riesgo Ltda.). For banks in Colombia, ratings are obtained from the following financial institutions: Fitch Ratings, Value and Risk Rating S.A., BRC Standard and Poor’s Rating and Technical Committe of BRC Investor Services S.A. SCV.

(*) The difference between the balances shown and the balances of the statement of financial position correspond to cash and remittances in transit (Note 9).

The credit quality of customers is assessed in three categories (internal classification):

A:	New customers/related parties (less than six months),
B:	Existing customers/related parties (with more than six months of trade relationship) with no previous default history; and
C:	Existing customers/related parties (with more than six months of trade relationship) with previous default history.

	2018	2019
Trade accounts receivable (Note 10)
Counterparties with no external risk rating
A	302,369	58,999
B	1,579,400	1,373,424
C	146,126	142,516
	2,027,895	1,574,939
Receivable from related parties and
joint operators (Note 12)
B	813,129	583,599

The total balance of trade accounts receivable and accounts receivable from related parties is subject to the terms and conditions of the respective contract, none of which has been renegotiated.

9     CASH AND CASH EQUIVALENTS

At December 31 this account comprises:

	2018	2019
Cash on hand	1,377	1,323
Remittances in-transit	3,566	5,664
Bank accounts	313,253	223,378
Escrow account (a)	334,579	552,439
Time deposits (b)	148,365	166,174
	801,140	948,978

(a)
The Group maintains trust accounts in local and foreign banks that includes reserve funds for bond payments issued by the subsidiaries GyM Ferrovias S.A. and Norvial S.A. for the year 2019 S/181 million and S/18 million, respectively (for the year 2018 S/133 million and S/13 million, respectively), as shown in the following detail:

	2018	2019

Reserve funds issued bonds	146,590	199,192
Real estate projects	38,961	31,794
Engineering and construction projects Colombia	39,084	44,457
Engineering and construction projects Perú	47,537	192,069
Infrastructure projects	62,406	84,926
	334,579	552,439

(b)	Time deposits have maturities less than 90 days and may be renewed upon maturity. These deposits earn interest that fluctuates between 1.15% and 2.85%.

	Financial	Interest
	entities	rate	2018	2019

GyM Ferrovias S.A.	Banco de crédito del Perú	2.70%	32,000	32,300
GyM Ferrovias S.A.	Banco Continental	1.15%	-	69,531
GyM S.A.	Banco de crédito del Perú	2.40%	1,906	28,213
Survial S.A.	Banco de crédito del Perú	2.85%	-	15,400
GMI S.A.	Banco de crédito del Perú	2.52%	-	9,993
Graña y Montero S.A.A.	Banco de crédito del Perú	2.40%	110,281	5,312
Norvial S.A.	Banco de crédito del Perú	2.85%	-	4,763
Concesión Canchaque S.A.C.	Banco de crédito del Perú	2.85%	-	662
Concesionaria la Chira S.A.	Banco de crédito del Perú	2.50%	4,170	-
GMP S.A.	Banco de crédito del Perú	2.50%	7	-
Viva GyM S.A.	Banco de crédito del Perú	2.50%	1	-
			148,365	166,174

The above figures are reconciled with the amount of cash shown in the consolidated statement of cash flows at the end of the year as follows:

	2018	2019

Cash and Cash Equivalent on consolidated statement of financial position	801,140	948,978
Bank overdrafts (Note 18)	(119)	-
Balances per consolidated statement of cash flows	801,021	948,978

10    TRADE ACCOUNTS RECEIVABLES, NET

At December 31 this account comprises:

		Total		Current		Non-current
	2018	2019	2018	2019	2018	2019

Receivables (a)	1,376,517	923,316	907,007	380,135	469,510	543,181
Unbilled receivables - Subsidiaries (b)	79,847	421,841	79,847	336,272	-	85,569
Unbilled receivables - Concessions (c)	584,174	234,688	33,617	110,236	550,557	124,452
	2,040,538	1,579,845	1,020,471	826,643	1,020,067	753,202
Impairment of account receivables	(12,643)	(4,906)	(12,643)	(4,906)	-	-
	2,027,895	1,574,939	1,007,828	821,737	1,020,067	753,202

a) The non-current portion of commercial receivables is mainly related to the financial asset model (Note 2.5) of the subsidiary GyM Ferrovias S.A. whose fair values of the non-current portion of commercial receivables amount to S/1,013 million (S/1,060 million as of December 31, 2018), these values are based on discounted cash flows using rates of 7.70% (7.33% as of December 31, 2018).

The detail of the age of the commercial receivables corresponds as follows:

	2018	2019
Current	890,100	802,341
Past due up to 30 days	259,062	28,216
Past due from 31 days up to 180 days	28,575	21,490
Past due from 181 days up to 360 days	152,732	28,327
Past due over 360 days	33,405	38,036
	1,363,874	918,410

b) The unbilled receivables by subsidiaries are documents related to the estimates of the degree of progress for services rendered that were not billed, according detail:

	2018	2019
GYM S.A.	14,455	384,660
Concar S.A.	38,770	10,737
GMI S.A.	26,622	24,787
GMP S.A.	-	1,657
	79,847	421,841

Below are the unbilled receivables by the subsidiaries grouped by the main projects:

	2018	2019
Infrastructure
Operation and maintenance of roads	38,066	9,837
Oil services	-	1,657
Others	703	901
	38,769	12,395

Engineering and Construction
Talara Refinery	-	190,831
North Concentrator Plant - Quellaveco	-	52,488
Oxide Plant - Marcobre	-	26,658
Civil works, assembly and electromechanics - Acero Arequipa	-	16,449
Project Mina Gold Fields La Cima S.A.	11,980	3,409
Generating Plant Machu Picchu	-	13,098
Others	29,098	106,513
	41,078	409,446
	79,847	421,841

c) The unbilled receivables – Concessions, corresponds to future collections for public services granted according detail below:

	2018	2019
Linea 1 - Metro de Lima	558,179	208,205
Operation and maintenance of roads	25,397	25,315
Others	598	1,168
	584,174	234,688

In 2019, Management recognized in the period an impairment in trade accounts receivable for S/1 million (S/3.10 million in 2018). The maximum exposure to credit risk at the reporting date is the carrying amount of accounts receivable and work in progress (Note 11).

11    WORK IN PROGRESS, NET

At December 31 this account comprises:

		Total		Current		Non-current
	2018	2019	2018	2019	2018	2019

Unbilled receivable concessions in progress	32,212	23,117	-	-	32,212	23,117
Work in progress	28,538)	49,457	28,538	49,457)	-	-
	60,750	72,574	28,538	49,457	32,212	23,117

The ongoing work costs include all expenses incurred by the Group under construction contracts currently in force. The Group estimates that all the cost incurred will be billed and collected.

Below are the work in progress grouped by the main projects:

	2018	2019
Infrastructure
Road operation and maintenance	32,212	23,117
	32,212	23,117

Engineering and construction
Engineering and Construction Works - GYM Chile S.p.A.	13,007	19,531
Talara Refinery	-	20,126
North Concentrator Plant of Quellaveco	-	1,033
Others	15,531	8,767
	28,538	49,457
	60,750	72,574

12    TRANSACTIONS WITH RELATED PARTIES AND JOINT OPERATORS

a)	Transactions with related parties

Major transactions between the Company and its related parties are summarized as follows:

	2018	2019
Revenue from sales of goods and services:
- Joint operations	56,560	44,130
- Associates	1,704	108
	58,264	44,238
Purchase of goods and services:
- Joint operations	601	1,765
- Associates	2,130	-
	2,731	1,765

Transactions between related parties are made based on current price lists and the terms and conditions are the same as those agreed with third parties.

b)	Key management compensation

The key management includes directors (executives and non-executives), members of the Executive Committee and Internal Audit Management. Compensation paid or payable to key management in 2019 amounted to S/87.4 million, which includes S/0.4 million of discontinued operations (in 2018, the balance of S/58 million includes S/0.4 million corresponding to discontinued operations) and It only includes short-term benefits.

c)	Balances at the end of the year were:

	At December 31,		At December 31,
	2018		2019
	Receivable	Payable	Receivable	Payable
Current portion:
Joint operations
Consorcio Rio Urubamba	9,122	-	9,042	-
Consorcio Peruano de Conservacion	6,417	-	3,592	-
Consorcio Italo Peruano	3,322	4,996	1,011	363
Consorcio Constructor Chavimochic	2,138	6,199	-	5,953
Consorcio GyM Conciviles	1,855	-	1,257	1,958
Consorcio La Gloria	1,369	1,006	1,750	1,017
Consorcio Ermitaño	781	624	831	440
Consorcio Terminales del Peru S.A.	459	-	1,176	-
Consorcio TNT Vial y Vives - DSD Chile Ltda	-	11,804	-	1,088
Consorcio Rio Mantaro	-	6,655	-	5,869
Consorcio Vial Quinua	-	1,970	-	2,048
Consorcio Huacho Pativilca	-	475	1,419	5,895
Consorcio CDEM	-	-	638	-
Consorcio GyM-Stracon	-	-	2,230	-
Consorcio GyM-OSSA	-	-	7,202	-
Consorcio Chicama Ascope	-	-	2,471	-
Other minors	9,215	11,323	1,407	2,102
	34,678	45,052	34,026	26,733

Other related parties
Ferrovías Argentina	-	10,242	-	12,183
Perú Piping Spools S.A.C.	225	-	2,632	-
Other minors	-	647	-	-
	225	10,889	2,632	12,183
Current portion	34,903	55,941	36,658	38,916

Non-current portion
Gasoducto Sur Peruano S.A.	773,927	-	544,842	-
Ferrovías Participaciones	-	21,849	-	22,583
Other minors	4,299	-	2,099	-
Non-current	778,226	21,849	546,941	22,583

Accounts receivable and payable are mainly of current maturity and have no specific guarantees; except for accounts receivable from GSP and Ferrovías participations. These balances do not generate interest considering their maturity in the short term. The balance of the GyM Conciviles Consortium includes S/31 million registered in 2018. These accounts do not bearn interests due to its short-term nature.

The non-current balance corresponds to the obligations arising from the early termination of the GSP project (Note 15 a-i). As of December 31, 2019, the book value of the non-current account receivable registered by the Company, for S/331 million, was recorded using the discounted cash flow method, at a rate of 3.46% that originated a value of discount of S/57 million (S/17.8 million in 2018). Additionally, as a result of the early termination of the GSP, and related facts, the subsidiary GyM S.A. it has balances from the Constructor Constructo Ductos del Sur to those who had previously deteriorated in 2016, it was integrated in the consolidation under the proportional participation method. The value of accounts receivable from CCDS corresponds mainly to collection rights to GSP for S/270 million.

Transactions with non-controlling interests are disclosed in Note 35.

13    OTHER ACCOUNTS RECEIVABLE

At December 31 this account comprises:

		Total		Current		Non-current
	2018	2019	2018	2019	2018	2019

Advances to suppliers (a)	146,536	135,481	81,719	135,481	64,817	-
Income tax on-account payments (b)	91,353	70,647	91,353	70,647	-	-
VAT credit (c)	105,238	45,910	79,076	31,646	26,162	14,264
Guarantee deposits (d)	180,010	181,400	167,769	98,046	12,241	83,354
Claims to third parties (e)	62,163	79,772	62,163	38,875	-	40,897
Petroleos del Peru S.A.- Petroperu S.A. (f)	75,750	80,941	11,953	17,292	63,797	63,649
ITAN and other tax receivable	45,890	60,883	20,246	30,233	25,644	30,650
Restricted funds (g)	67,972	15,974	39,394	973	28,578	15,001
Rental and sale of equipment - GyM S.A. projects	34,768	30,798	34,768	30,798	-	-
Accounts receivable from personneel	3,479	2,836	3,479	2,836	-	-
Consorcio Constructor Ductos del Sur (h)	52,114	27,782	-	-	52,114	27,782
Consorcio Panorama	27,132	23,491	5,306	-	21,826	23,491
Other minors	23,837	16,488	16,059	15,253	7,778	1,235
	916,242	772,403	613,285	472,080	302,957	300,323
Impairment	(24,834)	(27,580)	(24,834)	(27,580)	-	-
	891,408	744,823	588,451	444,500	302,957	300,323

The fair value of the other short-term accounts receivable is similar to their book value due to their short-term maturity. The non-current portion corresponds mainly to non-financial assets such as advances to suppliers and tax credits. Other non-current accounts receivable have maturities that vary between 2 and 5 years.

The maximum exposure to credit risk at the reporting date is the carrying amount of each class of other accounts receivable mentioned. The Group does not request guarantees.

Below is a description and composition of the main accounts receivable:

(a) Advance to suppliers - corresponds mainly to the following:

		Total		Current		Non-current
	2018	2019	2018	2019	2018	2019

Alsthom Transporte - Linea 1	66,395	2,597	1,578	2,597	64,817	-
Advances - Refineria Talara	9,755	48,303	9,755	48,303	-	-
Advances - joint operations vendors	42,410	49,181	42,410	49,181	-	-
Others	27,976	35,400	27,976	35,400	-	-
	146,536	135,481	81,719	135,481	64,817	-

(b) Income tax on-account payments, consist of income tax payments and credits in the following subsidiaries:

		Current
	2018	2019

GyM S.A.	55,377	45,628
GMI S.A.	3,877	7,203
GMP S.A.	8,511	2,400
Concar S.A.	8,563	3,709
Viva GyM S.A.	8,114	3,485
Graña y Montero S.A.A.	6,463	2,895
Norvial S.A.	-	4,266
Survial S.A.	334	426
Others	114	635
	91,353	70,647

(c) Tax credit related to VAT on the following subsidiaries:

		Total		Current		Non-current
	2018	2019	2018	2019	2018	2019

GyM S.A.	39,183	12,963	38,653	12,963	530	-
GyM Ferrovias S.A.	25,453	11,970	25,453	11,970	-	-
Graña y Montero S.A.A.	9,821	-	9,821	-	-	-
Concar S.A.	2,382	1,653	2,382	1,653	-	-
Survial SA.	-	1,817	-	1,817	-	-
GMI S.A.	589	1,513	589	1,513	-	-
Viva GyM S.A.	7,255	6,874	511	513	6,744	6,361
Negocios del Gas S.A.	8,411	-	-	-	8,411	-
GMP S.A.	456	396	456	396	-	-
Norvial S.A.	1,997	-	-	-	1,997	-
Concesionaria Vesur S.A.	6,074	-	1,015	-	5,059	-
Others	3,617	8,724	196	821	3,421	7,903
	105,238	45,910	79,076	31,646	26,162	14,264

Management considers that VAT credit will be recovered in the regular course of future operations of subsidiaries.

(d) Guarantee deposits

Corresponds to funds held by customers for construction contracts mainly from the subsidiary GyM S.A. These deposits are retained by customers to ensure the subsidiary’s compliance with its obligations under the contracts. The amounts retained will be recovered once the work is completed.

		Total		Current		Non-current
	2018	2019	2018	2019	2018	2019
Talara Refinery	72,992	55,567	72,992	308	-	55,259
Retention Toquepala	15,633	19,630	15,633	19,630	-	-
Retention Minera Teck	2,848	16,075	2,848	16,075	-	-
Retention Quellaveco	2,996	15,926	2,996	15,926	-	-
Joint operations retention	43,268	29,575	43,268	15,654	-	13,921
Retention Morelco	16,282	15,261	16,282	15,261	-	-
Retention Marcobre	-	5,052	-	5,052	-	-
SBLC guarantees - Sale of CAM Chile S.p.A.	20,221	14,726	7,980	3,576	12,241	11,150
Others	5,770	9,588	5,770	6,564	-	3,024
	180,010	181,400	167,769	98,046	12,241	83,354

(e) Third-party claims

As of December 31, 2018, it mainly includes the claim of S/27.2 million (net of provision for doubtful accounts of S/19.4 million) for termination of the Purchase and Sale Contract for Real Estate Development Megaproject of Social Housing Construction “Ciudad Alameda de Ancon” signed between the subsidiary Viva GyM S.A., together with the Ministry of Housing, Construction and Sanitation and “Mi Vivienda” fund. Such contract was terminated, and in accordance with the civil code 1372, it is appropriate for the parties to fully return the services executed: return of the S/22 million from the Ministry of Housing and S/5.2 million from the “Mi Vivienda” fund.

As of December 31, 2019, the net amount amounts to S/20 million, which corresponds to the present value in a term of 11 years and at a rate of 8%. The amount of the lawsuit filed by the subsidiary Viva GyM S.A. against the Ministry of Housing, Construction and Sanitation amounts to S/116.3 million; which includes compensation for damages (emergent damage and loss of earnings). According to the opinions of Management and legal advisors, it is expected that the amount of the claim will be collected within a maximum period of 11 years.

(f) Other accounts receivable from Petroperu S.A.

It corresponds to accounts receivable to Petroperu S.A., for the additional investments of the Terminales del Perú S.A. Consortium of the subsidiary GMP S.A.

(g) Restricted funds

As of December 31, 2019, includes restricted funds of  S/7.7 million of the Company related to the sale of GMD S.A. and S/0.9 million of the subsidiary Viva GyM S.A. for bank certificates under guarantee and S/7.3 corresponds to the bank accounts for the reserve account of the Concesionaria La Chira S.A. (S/28 million, S/11 million and S/7.3 million as of December 31, 2018, respectively).

(h) Consorcio Constructor Ductos del Sur

In 2019, it corresponds to a penalty for termination of contract for S/27.8 million. The decrease compared to the previous year is mainly due to the compensation of debts assumed by the subsidiary GyM S.A. related to CCDS suppliers for S/21.5 million (S/30.6 million in 2018).

14    INVENTORIES

At December 31 this account comprises:
	2018	2019
Land	230,689	183,218
Work in progress - Real estate	135,376	158,010
Finished properties	76,027	86,190
Construction materials	27,852	59,879
Merchandise and supplies	53,310	74,959
	523,254	562,256
Impairment of inventories	(9,207)	(9,683)
	514,047	552,573

Land

Land comprises properties, net of impairment and includes properties for the development of the following projects of the subsidiary GyM Viva S.A. As of December 31, 2019, the land impairment provision equals S/5.2 million (S/9.2 million in 2018):

	2018	2019
Lurin (a)	72,080	71,902
San Isidro (b)	49,664	51,285
San Miguel (c)	28,811	-
Nuevo Chimbote (d)	17,262	17,457
Barranco (e)	13,585	14,202
Huancayo (f)	8,282	-
Piura	8,105	11,805
Carabayllo III	14,941	16,567
Others (g)	8,752	-
	221,482	183,218

(a)
Plot of land of 107 hectares that corresponds to Inmobiliaria Almonte S.A.C. and a land 210 hectares that corresponds to Inmobiliaria Almonte 2 S.A.C.; both lands located in the district of Lurin, province of Lima, destined for the purposes of industrial development and public housing.

(b)	Land located on David Samanez Ocampo street N° 140 in San Isidro district where a 15-story building with 24 apartments and 124 parking lots will be built.

(c)
Regarding the Parques del Mar project located in San Miguel, a traditional multi-family housing condominium with 248 apartments and 185 parking lots is developed. In December 2019, the construction of the condominium began, which is why it is shown in products in process.

(d)	Land located in Chimbote of 11.5 hectares for the development of a real estate social housing project.

(e)	Land located in Paul Harris St. N°332 and N°336 in Barranco district, for the development of a residential building project.

(f)	With respect to the project located in the province of Huancayo, in December 2019, the deliveries of land from the second stage began; That is why the stock of them is shown in finished products.

(g)
With respect to others, it includes the Strip project that delivered commercial premises and was transferred from land to finished products for S/22.9 million, as of December 2019 there is a stock in finished products of S/6.3 million.

Land properties correspond to assets maintained since 2015, for which construction has not yet begun. Increase in costs of the year is mainly due to engineering, license paperwork, and other smaller costs. Construction in these land properties is expected to begin in the second half of 2020.

Real estate - work in progress

At December 31, real state work in progress comprises the following projects:

	2018	2019
Los Parques de Comas	69,743	77,757
Los Parques del Callao	46,697	35,549
Los Parques de Piura	11,066	5,658
Los Parques del Mar	-	32,183
Inmobiliaria Pezet 417 S.A.C.	3,563	4,091
Others	4,307	2,772
	135,376	158,010

During 2019 the Group has capitalized financing costs of these construction projects (Note 2.19) amounting to S/3.7 million at annual interest rates between 7% and 12% (S/7.9 million in 2018 at interest rates between 7% and 12%).

Finished properties

At December 31, the balance of finished properties consists of the following investment properties:

	2018	2019
El Rancho	19,314	2,347
Los Parques de San Martín de Porres	4,029	903
Los Parques de Callao	389	10,914
Rivera Navarrete	4,053	131
Los Parques de Carabayllo	942	168
Los Parques de Comas	18,785	37,605
Los Parques de Villa El Salvador II	4,277	117
Klimt	5,911	5,978
Huancayo	15,546	19,672
Others	2,781	3,900
	76,027	81,735

As of December 31, 2019, the balance of finished properties is net of an impairment of S/4.5 million.

Construction materials

As of December 31, 2019, the construction materials correspond mainly to projects of the subsidiary GyM S.A. for S/57.4 million (GyM S.A. for S/27.8 million as of December 31, 2018).

15    INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

At December 31 this account comprises:

	2018	2019
Associates	250,282	28,875
Joint ventures	7,483	8,160
	257,765	37,035

The amounts recognized in the income statement are as follows:

	2018	2019
Associates	(5,308)	(220,993)
Joint ventures	1,599	2,219
	(3,709)	(218,774)

a)   Investment in associates

Set out in the table below are the associates of the Group at December 31, 2018, and 2019 the associates listed below have share capital solely consisting of common shares, which are held directly by the Group. None of the associates are listed companies; therefore, there is no quoted market price available for their shares.

				Carrying amount
	Class	Interest in capital		At December 31,
Entity	of share	2018	2019	2018	2019
		%	%

Gasoducto Sur Peruano S.A. (*)	Common	21.49	21.49	218,276	-
Concesionaria Chavimochic S.A.C.	Common	26.50	26.50	20,524	18,320
Peru Piping Spools S.A.C.	Common	33.33	33.33	5,102	4,166
Obratres S.A.C.	Common	37.50	37.50	3,758	3,756
Inversiones Majes S.A.	Common	9.59	9.59	1,846	2,306
Others				776	327
				250,282	28,875

(*) Mainly corresponds to a write-off of the investment in Gasoducto Sur Peruano S.A. as a whole.

The movement of the investments in associates is as follows:

	2018	2019
Opening balance	250,053	250,282
Contributions received	5,616	-
Equity interest in results	(5,308)	(220,993)
Decrease in capital	(30)	-
Impairment of investment	-	(374)
Conversion adjustment	(49)	(40)
Final balance	250,282	28,875

The most significant associates are described as follows:

i)	Gasoducto Sur Peruano S.A.

In November 2015, the group acquired a 20% interest in Gasoducto Sur Peruano S.A. (hereinafter “GSP”) and obtained a 29% interest in Consorcio Constructor Ductos del Sur (hereinafter “CCDS”) through its subsidiary GyM S.A. GSP signed on July 22, 2014, a concession contract with the Peruvian Government to build, operate and maintain the pipelines transportation system of natural gas to meet the demand of cities in the south of Peru (hereinafter, the “Concession Contract”).  Additionally, GSP signed an engineering, procurement, and construction contract with CCDS. The Group made an investment of US$242.5 million (S/819 million) and was required to assume 20% of the performance guarantee established in the concession contract for US$262.5 million (equivalent to S/887 million) and 21.49% of the guarantee for a bridge loan obtained by GSP of US$600 million (equivalent to S/2,027 million).

Early termination of the Concession Agreement

On January 24, 2017 the Ministry of Energy and Mines (hereinafter “MEM”) notified the early termination of the Concession Contract under its clause 6.7 based on GSP’s failure to provide evidence of the project’s financial closing within the contractual deadline and proceeded to the immediate enforcement of the performance guarantee. This situation generated the enforcement of the guarantees provided by the Company for US$52.5 million (S/176.4 million nominal value) and US$129 million (S/433.3 million nominal value) to secure GSP’s obligation with its lenders under a bridge loan granted to it.  Under the Concession Agreement, the guarantees were paid by the Company on behalf of GSP, therefore the Company recognized a right to collect from GSP an amount equal to US$181.5 million (S/613.3 million nominal value) that was recorded in 2016 as accounts receivable from related parties.

On October 11, 2017, GSP and MEM entered into an agreement to deliver the concession asstes pursuant to the Concession Agreement. These assets included all the works, equipment, facilities and engineering studies needed for the development of the project.

After the termination of the Concession Contract, the Peruvian Government should have appointed a recognized international audit firm to calculate the net book value of the concession assets (hereinafter "VCN") and conducted up to three public auctions of the GSP concession pursuant to clause 20 of the Concession Agreement. However, as of the date hereof, the Peruvian Government continues to be in breach of such contractual obligation.An independent audit firm engaged by GSP calculated the VCN to equal US$2,602 million as of December 31, 2016.

On December 4, 2017, GSP entered into a bankruptcy proceeding before the National Institute for the Defense of Competition and Intellectual Protection of Peru. The Group registered a claim for accounts receivable for US$0.4 million (S/1.4 million) and and an additional accounts receivable of US$169.3 million (S/572.1 million) that is held in trust in benefit of the Company’s creditors.  The process is in the debt recognition stage to determine the parties who will be entitled to participate in the Creditors’ Assembly to convoked under the mentioned bankrupcy proceeding.

The fair value of the investment in GSP, as a Group associated, is based on the amount of the VCN, taking into consideration the payments anticipated in the insolvency proceedings, the subordination contracts and the loan assignment agreements entered into by the Company and its partners in the project. Based on management’s estimate of such payments, an impairment of the investment value for US$220 million (S/739 million), corresponding to the year end 2019 US$65 million (S/218 million).  In addition, Management has applied, at the consolidated financial statements of the company, an impairment of US$81.5 million (S/276 million) to the long-term account receivable from GSP, and also discount under the amortized cost for US$17 million (S/58 million). In addition, write-off of US$54 million (S/180 million) was made over the deferred tax asset. These effects amounted to US$163.5 million (S/552 million) before taxes recorded in the income statement for the year ended December 31, 2019 and US$54 million (S/180 million) related to income tax expense.

In the opinion of our internal and external legal advisors, any proceeds received by GSP from the Peruvian Government derived from the former’s obligation to reimburse the VCN of the concession assets would not be subject to retention under Law 30737 since this payment does not include a net profit margin, nor does it correspond to the sale of assets.

On December 21, 2018, the Company. submitted to the Peruvian Government a request for direct negotiations demanding the payment of the VCN in favor of GSP therefore, commencing the cool off period under the Concession Contract.  This request is based on the right that creditors have under article 1219 of the Peruvian Civil Code to initiate actions against its debtor's debtors that the former to collect a credit that would allow the payment of the outstanding debt.

Upon the conclusion of the contractual cool off period, the Company filed on October 18, 2019 a request for arbitration before CIADI. The Company withdrew its request for arbitration on December 27 of the same year the preliminary plea bargain agreement entered on the same date by the Company with the Prosecutor and the Ad hoc State Counsel (Note 1).

Such withdrawal does not imply the loss of the Company's right of collection against GSP nor does it restrict, limit or obstruct the possibility that GSP has of exercising its rights against the Government in the future.

ii)	Concesionaria Chavimochic S.A.C.

Concesionaria Chavimochic S.A.C. was awarded the concession to develop and operate the Chavimochic irrigation project for 25 years to: a) design and construction the third-phase of the Chavimochic irrigation project in the province of La Libertad; b) operation and maintenance of works; and c) water supply to the project users. Construction activities started in 2015 and the total investment amounts US$647 million.

The civil works of the third stage of the Chavimochic Irrigation Project were structured in two phases. To date, the works of the first phase (Palo Redondo Dam) are 70% completed. However, at the beginning of 2017, the procedure for early termination of the Concession Contract was initiated due to the breach of contract by the government, and all activities were suspended in December 2017. Not having reached an agreement, the arbitration process was initiated subject to UNCITRAL rules, and the Arbitral Tribunal was installed. The Company and its legal advisors believe that the ruling will be favorable and the corresponding investment will be recovered.

The following table shows the financial information of the principal associates:

Summarized financial information for associates –

	Gasoducto Sur Peruano S.A.	Concesionaria Chavimochic S.A.C.
	At December, 31		At December, 31
Entity	2018	2018	2019
	(Liquidation base)
Current
Assets	7,006,473	66,052	55,586
Liabilities	(5,294,214)	(2,183)	(1,521)

Non-current
Assets	-	13,580	16,007
Liabilities	-	-	-
Net assets	1,712,259	77,449	70,072

	Gasoducto Sur		Concesionaria
	Peruano S.A.		Chavimochic S.A.C.
Entity	2018	2018	2019

Administrative expenses		(8,455)	(11,916)
Loss of the year before tax	-	(8,455)	(11,916)
Income tax	-	2,543	3,600
Loss of the year	-	(5,912)	(8,316)
Other comprehensive loss	-	-	-
Total comprehensive loss	-	(5,912)	(8,316)

b)	Investment in Joint Ventures

Set out below are the joint ventures of the Group as of December 31:

				Carrying amount
	Class	Interest in capital		At December 31,
Entity	of share	2018	2019	2018	2019
		%	%

Logistica Químicos del Sur S.A.C.	Common	50.00	50.00	7,230	8,006
Constructora SK-VyV Ltda.	Common	50.00	50.00	34	29
Others		-	-	219	125
				7,483	8,160

The movement of the investments in joint ventures was as follows:

	2018	2019
Opening balance	18,618	7,483
Equity interest in results	1,599	2,219
Disposal of Investment	(10,112)	-
Dividends received	(1,823)	(1,517)
Conversion adjustment	79	(14)
Write-off of Investment	(878)	(11)
Final balance	7,483	8,160

The following table shows the financial information of the principal joint ventures:

Summarized financial information for joint ventures

		At December, 31
Logistica Quimicos del Sur S.A.C.	2018	2019

Current
Cash and cash equivalents	1,520	2,131
Other current assets	1,549	2,416
Total current assets	3,069	4,547

Other current liabilities	(3,513)	(4,381)
Total current liabilities	(3,513)	(4,381)

Non-current
Total non-current assets	37,349	37,620
Total non-current liabilities	(22,445)	(21,773)
Net assets	14,460	16,013

Revenue	11,399	12,622
Depreciation and amortization	(2,313)	(2,505)
Interest expense	(668)	(644)
Profit from continuing operations	4,698	6,500
Income tax expense	(1,482)	(1,913)
Profit from continuing operations after income tax	3,216	4,587
Other comprehensive income	-	-
Total comprehensive income	3,216	4,587

The Group received dividends in 2019 from Logística Quimicos del Sur S.A. for S/1.5 million (S/1.8 million in 2018).

16      PROPERTY, PLANT AND EQUIPMENT, NET AND RIGHT-OF-USE ASSETS

16.1.  PROPERTY, PLANT AND EQUIPMENT

  The movement in property, plant and equipment accounts and its related accumulated depreciation for the year ended December 31, 2016, 2017 and 2018 is as follows:

					Furniture
					and	Other	Replacement	Work in
	Land	Buildings	Machinery	Vehicles	fixtures	equipment	units	progress	Total

At January 1, 2018
Cost	23,678	157,949	998,207	380,724	62,435	180,409	22,882	19,047	1,845,331
Accumulated depreciation and impairment	-	(44,988)	(553,937)	(199,474)	(47,451)	(133,385)	(9)	(352)	(979,596)
Net carrying amount	23,678	112,961	444,270	181,250	14,984	47,024	22,873	18,695	865,735

Net initial carrying amount	23,678	112,961	444,270	181,250	14,984	47,024	22,873	18,695	865,735
Additions	-	13,216	11,318	9,377	2,145	14,122	5,577	27,431	83,186
Desconsolidation, net	(3,183)	(33,989)	(108,993)	(110,859)	(1,539)	(32,878)	-	(715)	(292,156)
Reclassifications	-	17,129	16,626	(1,415)	(1,430)	75	(10,577)	(20,408)	-
Deduction for sale of assets	-	(3,527)	(55,567)	(32,399)	(2,164)	(2,200)	(124)	-	(95,981)
Disposals, net	-	(9,723)	(2,607)	(1,418)	(292)	(461)	-	(118)	(14,619)
Depreciation charge	-	(14,257)	(67,430)	(19,391)	(3,954)	(18,068)	-	-	(123,100)
Impairment loss	-	-	(5,664)	-	-	-	-	-	(5,664)
Depreciation for sale deductions	-	1,189	37,452	14,868	1,813	1,702	-	-	57,024
Translations adjustments	(286)	3,383	(3,310)	(788)	(134)	(2,415)	-	(321)	(3,871)
Net final carrying amount	20,209	86,382	266,095	39,225	9,429	6,901	17,749	24,564	470,554

At December 31, 2018
Cost	20,209	112,548	694,284	83,345	57,222	106,068	17,758	24,916	1,116,350
Accumulated depreciation and impairment	-	(26,166)	(428,189)	(44,120)	(47,793)	(99,167)	(9)	(352)	(645,796)
Net carrying amount	20,209	86,382	266,095	39,225	9,429	6,901	17,749	24,564	470,554

					Furniture		Replacement
					and	Other	and in-transit	Work in
	Land	Buildings	Machinery	Vehicles	fixtures	equipment	units	progress	Total

At January 1, 2019
Cost	20,209	112,548	694,284	83,345	57,222	106,068	17,758	24,916	1,116,350
Accumulated depreciation and impairment	-	(26,166)	(428,189)	(44,120)	(47,793)	(99,167)	(9)	(352)	(645,796)
Net carrying amount	20,209	86,382	266,095	39,225	9,429	6,901	17,749	24,564	470,554

Net initial carrying amount	20,209	86,382	266,095	39,225	9,429	6,901	17,749	24,564	470,554
Additions	290	396	23,011	861	687	8,693	7,036	39,584	80,558
Transfer to investment property (i)	(273)	(1,187)	-	-	-	-	-	-	(1,460)
Reclassifications	-	1,544	40,840	1,033	118	2,054	(14,163)	(31,426)	-
Deduction for sale of assets	-	(78)	(22,885)	(9,531)	(133)	(2,789)	(9)	-	(35,425)
Disposals, net	-	-	(316)	(101)	(187)	(229)	-	(804)	(1,637)
Depreciation charge	-	(5,992)	(48,035)	(9,782)	(2,092)	(6,137)	-	-	(72,038)
Impairment loss	-	-	(4,226)	-	-	-	-	(15,786)	(20,012)
Depreciation for sale deductions	-	78	20,597	5,232	86	2,717	-	-	28,710
Translations adjustments	(525)	(360)	(3,725)	(726)	(13)	(31)	-	-	(5,380)
Net final carrying amount	19,701	80,783	271,356	26,211	7,895	11,179	10,613	16,132	443,870

At December 31, 2019
Cost	19,974	113,339	726,167	74,434	55,710	111,696	10,624	32,270	1,144,214
Accumulated depreciation and impairment	(273)	(32,556)	(454,811)	(48,223)	(47,815)	(100,517)	(11)	(16,138)	(700,344)
Net carrying amount	19,701	80,783	271,356	26,211	7,895	11,179	10,613	16,132	443,870

(i) During 2019, a property owned by Morelco S.A.S (subsidiary of GyM S.A) was transferred to investment properties to the leased to a third party.

In 2018 and 2019, additions to cost correspond to acquisitions of fixed assets made under financial leases or direct purchases.

The balance of work in progress as of December 31, 2019, is related to investments made by the subsidiary GMP S.A. for S/15.2 million (S/17.3 million as of December 31, 2018) for drilling activities to increase the exploitation of oil and gas.  In 2018, the balance includes the construction works of the Larcomar Hotel Project for S/15.8 million).

In 2019 the sale of fixed assets amounted to S/12.7 million (S/31.9 million in 2018), generating a gain of S/6.1 million (loss of S/7.1 million in 2018), which is shown in the statement of income under the caption “other income and expenses, net” (Note 28). The difference of income from the sale of fixed assets and the gain generated are presented under the caption “income from construction activities” and in “gross profit”, respectively.

Depreciation of property, plant and equipment and investment property is distributed in the income statement as follows:

	2018	2019

Cost of services and goods (Note 26)	81,199	95,445
Administrative expenses (Note 26)	5,135	1,907
(+) Depreciation discontinued operations	39,085	-
Total depreciation related to property, plant and equipment and investment property	125,419	97,352
(-) Depreciation related to investment property	(2,319)	(2,356)
(-) Depreciation related to right-of-use assets	-	(22,958)
Total depreciation of property, plant and equipment	123,100	72,038

At 31 December 2019, the Group had fully depreciated assets in use of S/319.2 million (S/424.5 million in 2018).

The net carrying amount of machinery and equipment, vehicles and furniture and fixtures acquired under finance lease contracts is broken down as follows:

		At December 31,
	2018	2019

Cost of acquisition	86,881	67,310
Accumulated depreciation	(38,026)	(44,671)
Net carrying amount	48,855	22,639

Other financial liabilities are secured by property, plant and equipment for S/111.9 million (S/162.9 million in 2018).

16.2. RIGHT-OF-USE ASSETS

As of December 31, 2019, the Group recognized assets and liabilities for right-of-use, as shown in the following table:

	Buildings	Machinery and equipments	Vehicles	Total

At January 1, 2019
Additions	63,479	18,597	19,669	101,745
Depreciation charge	(7,541)	(6,899)	(8,518)	(22,958)
Translations adjustments	26	-	-	26
Net final carrying amount	55,964	11,698	11,151	78,813

At December 31, 2019
Cost	63,505	18,597	19,669	101,771
Accumulated depreciation	(7,541)	(6,899)	(8,518)	(22,958)
Net carrying amount	55,964	11,698	11,151	78,813

The expense for depreciation of right-of-use assets for the year ended December 31, 2019 has been distributed in the following items of the consolidated statement of income:

2019

Cost of services and goods	20,011
Administrative expenses	2,947
22,958

The costs related to the leasing of machinery and equipment for which the Group applied the exceptions described in paragraph 5 of IFRS 16 are the following:

Leases under 12 months: S/167.3 million.
Leases of low value assets: S/7 million.

Likewise, leases whose payments are entirely variable, which depend on their future performance or use, were excluded, during the year 2019 the expenditure was: S/0.6 million.

17    INTANGIBLE ASSETS

The movement in intangible assets and the related accumulated amortization as of December 31, 2018 and 2019 is as follows:

				Contractual	Software and	Costs of	Land
		Trade-	Concession	relations	development	development	use	Other
	Goodwill	marks	rights	with clients	costs	of wells	rights	assets	Total
At January 1, 2018
Cost	197,547	110,486	841,229	98,607	59,913	396,806	13,288	59,324	1,777,200
Accumulated amortization and impairment	(80,743)	(45,386)	(313,002)	(64,342)	(42,289)	(280,073)	-	(11,295)	(837,130)
Net cost	116,804	65,100	528,227	34,265	17,624	116,733	13,288	48,029	940,070

Net initial cost	116,804	65,100	528,227	34,265	17,624	116,733	13,288	48,029	940,070
Additions	-	-	23,803	-	3,267	68,544	-	5,067	100,681
Capitalization of interest	-	-	3,361	-	-	-	-	-	3,361
Desconsolidation, net	(20,086)	(8,358)	(22,758)	(8,909)	(10,153)	-	-	(1,863)	(72,127)
Transfers from assets under construction	-	-	-	-	199	-	-	(199)	-
Derecognition - cost	-	-	(16)	-	(1,941)	(4,126)	-	-	(6,083)
Amortization	-	-	(50,776)	(7,996)	(5,834)	(41,930)	-	(5,536)	(112,072)
Translations adjustments	(3,430)	(4,301)	199	(303)	830	-	-	270	(6,735)
Net final cost	93,288	52,441	482,040	17,057	3,992	139,221	13,288	45,768	847,095

At December 31, 2018
Cost	174,031	97,097	836,254	85,482	16,177	461,224	13,288	58,267	1,741,820
Accumulated amortization and impairment	(80,743)	(44,656)	(354,214)	(68,425)	(12,185)	(322,003)	-	(12,499)	(894,725)
Net cost	93,288	52,441	482,040	17,057	3,992	139,221	13,288	45,768	847,095

				Contractual	Software and	Costs of	Land
		Trade-	Concession	relations	development	development	use	Other
	Goodwill	marks	rights	with clients	costs	of wells	rights	assets	Total
At January 1, 2019
Cost	174,031	97,097	836,254	85,482	16,177	461,224	13,288	58,267	1,741,820
Accumulated amortization and impairment	(80,743)	(44,656)	(354,214)	(68,425)	(12,185)	(322,003)	-	(12,499)	(894,725)
Net cost	93,288	52,441	482,040	17,057	3,992	139,221	13,288	45,768	847,095

Net initial cost	93,288	52,441	482,040	17,057	3,992	139,221	13,288	45,768	847,095
Additions	-	-	26,645	-	3,745	102,022	-	5,212	137,624
Capitalization of interest expenses	-	-	2,725	-	-	-	-	802	3,527
Transfers from assets under construction	-	-	-	-	672	-	-	(672)	-
Derecognition - net	(930)	-	-	-	(2,015)	-	-	(4,106)	(7,051)
Amortization	-	-	(49,049)	(3,682)	(5,308)	(43,552)	-	(3,687)	(105,278)
Impairment loss	(33,089)	-	(3,257)	-	-	-	(2,468)	-	(38,770)
Impairment reversal	-	20,676	-	-	-	-	-	-	20,676
Translations adjustments	(1,902)	(2,471)	-	(114)	(21)	-	-	-	(4,508)
Reclassifications	-	49	(15,198)	(12,760)	19,410	(3,717)	-	12,216	-
Net final cost	57,367	70,695	443,950	501	20,475	193,974	10,820	55,533	853,315

At December 31, 2019
Cost	93,887	73,836	710,290	72,810	48,073	558,530	13,288	113,057	1,683,771
Accumulated amortization and impairment	(36,520)	(3,141)	(266,340)	(72,309)	(27,598)	(364,556)	(2,468)	(57,524)	(830,456)
Net cost	57,367	70,695	443,950	501	20,475	193,974	10,820	55,533	853,315

a)	Goodwill

Management reviews the results of its businesses on the basis of the type of economic activity carried on.  At December 31, the goodwill of the cash-generating units (CGUs) is distributed as follows:

	2018	2019

Engineering and construction	71,621	36,632
Electromechanical	20,737	20,735
IT equipment and services	930	-
	93,288	57,367

As a result of management’s annual impairment tests on goodwill, the recoverable amount of cash-generating units was determined on the basis of the greater their value in use and fair value less disposal costs. The value in use was determined on the basis of expected future cash flows generated by the evaluation of CGUs.

As a result of these evaluations in 2019, an impairment was identified in Morelco S.A.S. for S/33 million and Adexus S.A. for S/0.9 million. Through the subsidiary GyM S.A., the loss due to deterioration in Morelco was generated by the decrease in expected flows as a result of the reduction in the contracting of new projects during the year (“Backlog”). Additionally, the Company impaired the value of goodwill in Adexus, because the subsidiary submitted a request for bankruptcy reorganization before the courts of justice of Chile, under the law 20,720 of that country (Note 36 B). In 2018, no provision for impairment was recorded.

The main assumptions used by the Group to determine fair value less disposal costs and value in use are as follows:

	Engineering
	and	Electro-
	construction	mechanical
	%	%

2018
Gross margin	12.67%	7.63%
Terminal growth rate	3.00%	2.00%
Discount rate	12.55%	11.44%

2019
Gross margin	12.43%	8.86%
Terminal growth rate	3.00%	2.00%
Discount rate	11.83%	11.40%

These assumptions have been used for the analysis of each CGUs for a period of 5 years.

Management determines budgeted gross margins based on past results and market development expectations. Average growth rates are consistent with those prevailing in the industry.  The discount rates used are pre-tax or post-tax, as applicable, and reflect the specific risks associated with the CGUs evaluated.

b)	Trademarks

This item mainly includes the brands acquired in the business combination processes with Vial y Vives S.A.C. (S/75.4 million) in August 2013, Morelco S.A.S. (S/33.33 million) in December 2014 and Adexus S.A. (S/9.1 million) in August 2016. Management determined that the brands from Vial y Vives, Morelco and Adexus have indefinite useful lives; consequently, annual impairment tests are performed on these intangible assets as explained in paragraph a) above.

As a result of these evaluations, as of December 31, 2019, the Vial y Vives - DSD the brand impairment was reversed for S/20.7 million (equivalent to CLP4,782 million). Management considered that the market value of the brand has increased due to the increase of projects in execution and projects and award process.

Additionally, in 2019, the Company impaired the value of the Adexus brand, because the subsidiary submitted a request for bankruptcy reorganization before the courts of justice of Chile, under the law 20,720 of that country (Note 36 B).

The main assumptions used by the Group to determine fair value less cost of sales are as follows:

		Engineering
	and construction
	Morelco	Vial y Vives-DSD
	%	%

2018
Average revenue growth rate	12.25%	19.58%
Terminal growth rate	3.00%	3.00%
Discount rate	12.55%	14.00%

2019
Average revenue growth rate	5.70%	19.58%
Terminal growth rate	3.00%	2.00%
Discount rate	11.83%	14.12%

c)	Concessions

As of December 31, 2019, mainly include intangibles of Norvial S.A.:

	2018	2019

EPC Contract	70,133	62,319
Construction of the second tranch of the “Ancon-
Huacho-Pativilca” highway	12,463	4,809
Cost of capitalized indebtedness at effective interest
rates between 7.14% and 8.72%	9,836	950
Road improvement	15,558	14,449
Implementation for road safety	6,283	8,152
Work capitalization of second roadway	310,417	314,614
Disbursements for land adquisition	4,757	4,233
Other intangible assets contracted for the
delivery process	6,775	7,477
Total Norvial S.A.	436,222	417,003
Other concessions	45,818	26,947
	482,040	443,950

d)	Cost of well’s development

Through one of its subsidiaries, GMP S.A., the Group operates and extracts oil from two fields (Lot I and Lot V) located in the province of Talara, in northern Peru.  Both fields are operated under long-term service contracts in which the Group provides hydrocarbon extraction services to Perupetro. The expiration date of these contracts are December 2021 and October 2023 for Lot 1 and Lot V, respectively.

On December 10, 2014, the Peruvian State granted the subsidiary GMP S.A. the right to exploit for 30 years the oil lots III and IV (owned by the Peruvian State - Perupetro) located in the Talara basin, Piura. The investment committed is estimated at US$400 million and corresponds to the drilling of 230 wells in Lot III and 330 wells in Lot IV. The drilling began in April 2015 in both lots.

As part of the Group’s obligations under the infrastructure, it is necessary to incur certain costs to prepare the wells located in Lots I, III, IV and V. These costs are capitalized as part of the intangible assets with a value of S/108 million during 2019 (S/68 million in 2018), which includes the capitalization of the provision for dismantling wells and instalations in Lots I, III, IV and V, for S/36 million (S/3 million during 2018).

The lots are amortized on the basis of the useful lives of the wells (determined as five years for lots I and V and units produced for lots III and IV), which is less than the total service contract period with Perupetro.

e)	Amortization of intangible assets

Amortization of intangibles is broken down in the consolidated income statement as follows:

	2018	2019

Cost of sales and services (Note 26)	98,318	99,589
Administrative expenses (Note 26)	4,856	5,689
(+) Amortization discontinued operations	8,898	-
	112,072	105,278

18    BORROWINGS

As of December 31, this item includes:

		Total		Current		Non-current
	2018	2019	2018	2019	2018	2019

Bank overdrafts (Note 9)	119	-	119	-	-	-
Bank loans (a)	1,023,481	553,658	810,188	424,362	213,293	129,296
Finance leases (b)	33,488	22,980	13,514	9,749	19,974	13,231
Lease liability for right-of-use asset (c)	-	80,216	-	18,246	-	61,970
Other financial entities (d)	145,584	142,212	2,653	1,903	142,931	140,309
	1,202,672	799,066	826,474	454,260	376,198	344,806

a) Bank Loans

As of December 31, 2018, and 2019 includes bank loans in local and foreign currency for working capital. These obligations bear fixed interest rates ranging from 1.6% to 15.8% in 2018 and from  1.0% to 12.0% in 2019.

					Current				Non-current
	Interest	Date of			At December, 31				At December, 31
	rate	maturity	2018		2019		2018		2019

GyM S.A.	1.00% / 11.00%	2022	227,770		170,798	(iii)	-		26,401
Graña y Montero S.A.A.	9.10% / 10.10%	2022	206,836	(ii)	112,854	(iv)	125,547	(i)	-
Viva GyM S.A.	7.00% / 12.00%	2020	129,617		110,343		2,102		-
GMP S.A.	5.05% / 6.04%	2026	22,587		30,367		85,644		102,895
GyM Ferrovías S.A.	Libor USD 1M	2019	209,463		-		-		-
	+ 2%
Concar S.A.	6.85%	2019	13,915		-		-		-
			810,188		424,362		213,293		129,296

i)	Credit Suisse Syndicated Loan

In December 2015, the Company entered into a US$200 million (equivalent to S/672 million) medium-term loan agreement with Credit Suisse AG, Cayman Islands Branch and Credit Suisse Securities (USA) LLC. The loan term is five years with quarterly installments starting on the 18th month. The loan bears interest at a rate of three months Libor plus 4.9% per year. The funds were used to finance the equity participation in GSP.  On June 27, 2017, the Company renegotiated the terms of this loan to correct defaults related to the cancellation of the GSP concession.

On June 26, 2019, the capital balance of the loan was paid in full (As of December 31, 2018, the principal balance of the loan amounts to US$37.5 million (equivalent to S/126.7 million).

ii)	GSP Bridge Loan

As of December 31, 2016, the balance of bank loans included US$129 million (S/433 million) of the corporate guarantee issued by the Company to guarantee the bridge loan granted to GSP,.  However, on June 27, 2017, the Company reached a refinancing agreement with Natixis, BBVA, SMBC and MUFJ for US$78.7 million (S/256.3 million), this amount was used to repay the GSP bridge loan. The new loan matures in June 2020.

On June 28, 2019, the capital balance of the loan was paid in full, (As of December 31, 2018 the principal balance of the loan was US$63.5 million (equivalent to S/214.5 million).

iii)	Financial Stability Framework Agreement

On July 31, 2017, the Company, and certain of our subsidiaries, GyM S.A., Construyendo Pais S.A., Vial y Vives — DSD and Concesionaria Vía Expresa Sur S.A., entered into a Financial Stability Framework Agreement (together with certain complementary contracts, the “Framework Agreement”) with the following financial entities: Scotiabank Perú S.A., Banco Internacional del Perú S.A.A., BBVA Banco Continental, Banco de Crédito del Perú, Citibank del Peru SA and Citibank N.A. The Framework Agreement aims to: (i) grant GyM S.A. a syndicated revolving line of credit for working capital for up to US$1.6 million and S/143.9 million, which may be increased by an additional US$14 million subject to certain conditions; (ii) grant GyM S.A. a line of credit of up to US$51.6 million and S/33.6 million; (iii) grant the Company, GyM S.A., Construyendo Pais S.A., Vial y Vives – DSD and Concesionaria Vía Expresa Sur S.A. a non-revolving line of credit to finance reimbursement obligations under performance bonds; (iv) grant a syndicated line of credit in favor of the Company and GyM S.A. for the issuance of performance bonds up to an amount of US$100 million (which may be increased by an additional US$50 million subject to compliance with certain conditions); and (v) to commit to maintain existing standby letters of credit issued at the request of GyM S.A. and the Company, as well as the request of Construyendo Pais S.A., Vial y Vives – DSD and Concesionaria Vía Expresa Sur S.A. In April of 2018, the Group repaid US$72.7 million (equivalent to S/245.8 million) of the facility with the proceeds of the sale of Stracon GyM S.A., and in July of 2018, an additional of US$15.4 million (equivalent to S/52.1 million). In August 2019, the Group paid the entire balance of Tranche B, equivalent to S/9.7 million and US$9.2 million. In September and October 2019, Tranche A was partially paid for S/.0.4 million and US$0.1 million; and S/0.5 million, respectively.

As of December 31, 2019, and the date of this annual report, there was US$44.2 million (equivalent to S/146.6 million).

GyM S.A. requested a waiver for a change in the Financial Stability Framework Agreement, in which at least 50% of the amount of Tranche A and up to 50% of the amount of Tranche A (project valuations) should be presented; the request was accepted by the lenders. As of December 31, 2019 and the date of this report, the value of client invoices and the value of project valuations is 65% and 134%, respectively, both percentages comply with the provisions of the approved waivers.

As of December 31, 2019 and the date of this report, GyM S.A. is in compliance with the ratios established under the Financial Stability Framework Agreement

iv)	CS Peru Infrastructure Holdings LLC Loan

In July 2019, the Company entered into a medium term loan credit agreement for up to US$35 million with CS Peru Infrastructure Holdings LLC. The term of the loan is three years, with quarterly installments of principal starting on the 18th month. The loan accrued interest at the following rates per annum: (i) for the period from and including the July 31, 2019 (“Closing Date”) to but excluding the date that is 6 months after the Closing Date, 9.10%; (ii) for the period from and including the date that is 6 months after the Closing Date to but excluding the date that is 1 year after the Closing Date, 9.35%; (iii) for the period from and including the date that is 1 year after the Closing Date to but excluding the date that is 30 months after the Closing Date, 9.60%; and (iv) for the period from and including the date that is 30 months after the Closing Date to the third anniversary of the Loan, 10.10%.

The proceeds were used for working capital in the Company, GyM S.A. and Adexus S.A. As of the date of this report, the principal amount outstanding under this loan is still US$35 million (equivalent to S/112.9 million).

On November 21, 2019, due to the filing of a preventive bankruptcy process by its Chilean subsidiary, Adexus S.A., the Company received a communication from CS Peru Infrastracture Holdings LLC informing of the occurrence of an event of default under the terms of the credit agreement, according to section 7.02(e) and 9.09 of the agreement. As a result, the loan was classified as a current liabilities. As of December 31, 2019, the Company was in the process of obtaining a waiver from lenders, which was granted at the date of the report.

b) Financial Leases

				Current		Non-current
	Interest	Date of		At December, 31		At December, 31
	rate	maturity	2018	2019	2018	2019

Viva GyM S.A.	7.79% / 9.04%	2023	3,488	4,297	8,582	7,399
GyM S.A.	1.98% / 9.07%	2023	4,523	3,395	9,314	5,678
GMP S.A.	4.02% / 6.28%	2022	4,034	1,511	1,522	154
Concar S.A.	4.30% / 5.05%	2020	1,469	546	556	-
			13,514	9,749	19,974	13,231

The minimum payments to be made according to their maturity and the present value of the leasing obligations are as follows:

	At December 31,
	2018	2019

Up to 1 year	15,151	10,826
From 1 to 5 years	21,583	16,813
	36,734	27,639
Future financial charges	(3,246)	(4,659)
Present value of the obligations for finance lease contracts	33,488	22,980

The present value of the finance lease agreements obligations are as follows:
	At December 31,
	2018	2019

Up to 1 year	13,514	9,749
From 1 year to 5 years	19,974	13,231
	33,488	22,980

Lease liability for right-of-use asset (Note 3.1)

				At December, 31
	Interest	Date of		2019
	rate	maturity	Current	Non-current

GMP S.A.	6.59% / 7.80%	2023	10,584	10,261
Graña y Montero S.A.A.	7.88%	2027	4,888	50,362
GyM S.A.	7.65%	2022	1,592	541
Concar S.A.	5.55%	2024	1,171	806
Other minors	6.31% / 10.00%	2020	11	-
			18,246	61,970

The minimum payments to be made according to their maturity and the present value of the lease liability for right-of-use asset obligations are as follows:

At
December 31,
2019

Up to 1 year	24,966
From 1 to 5 years	69,955
Over 5 years	7,603
102,524
Future financial charges	(22,308)
Present value of the lease liability for right-of-use asset obligations	80,216

The present value of the lease liability for right-of-use asset obligations are as follows:

At
December 31,
2019

Up to 1 year	18,247
From 1 year to 5 years	54,595
Over 5 years	7,374
80,216

c)	Other financial entities

Monetization of Norvial dividends

On May 29, 2018, an investment agreement was signed between the Company and Inversiones Concesion Vial S.A.C. (“BCI Peru”) - with the intervention of Fondo de Inversion BCI NV (“Fondo BCI”) and BCI Management Administradora General de Fondos S.A. (“BCI Asset Management”) to monetize the future dividends on Norvial S.A. that our Company will receive. The transaction amount was US$42.3 million (equivalent to S/138 million) and was completed on June 11, 2018.

It has also been agreed that the Company will have call options on 48.8% of the economic rights of Norvial that BCI Peru will maintain through its participation in Inversiones en Autopistas S.A. Such options will be subject to certain conditions such as the maturity of different terms, recovery of the investment made with the funds of the BCI Fund (according to different economic estimates) and/or the occurrence of a change of control. As of December 31, 2019, the balance of the loan payable amounts to S/142.2 million (S/145.6 million as of December 31, 2018).

e)	Fair value of debt

The book value and fair value of financial liabilities are as follows:

	Carrying amount		Fair value
		At December, 31		At December, 31
	2018	2019	2018	2019

Bank overdrafts	119	-	119	-
Bank loans	1,023,481	553,658	1,152,885	572,019
Finance leases	33,488	22,980	38,399	23,027
Lease liability for right-of-use asset	-	80,216	-	96,799
Other financial entities	145,584	142,212	145,584	142,212
	1,202,672	799,066	1,336,987	834,057

In 2019, fair values are based on discounted cash flows using debt rates between 2.9% and 11.0% (between 2.4% and 8.9% in 2018) and are within level 2 of the fair value hierarchy.

19    BONDS

As of December 31, this item includes:

		Total		Current		Non-current
	2018	2019	2018	2019	2018	2019

GyM Ferrovías S.A. (a)	611,660	618,497	13,422	15,742	598,238	602,755
Norvial S.A. (b)	325,382	305,545	25,745	28,995	299,637	276,550
	937,042	924,042	39,167	44,737	897,875	879,305

a)	GyM Ferrovias S.A.

In February 2015, the subsidiary GyM Ferrovías S.A. issue corporate bonds under Regulation S of the United States of America. The issuance was made in VAC soles (adjusted for the Constant Update Value) for an amount of S/629 million. The bonds expire in November 2039 and accrue interest at a rate of 4.75% (plus the VAC adjustment), present a risk rating of AA + (local scale) granted by Support & International Associates Risk Classifier. As of December 31, 2019, an accumulated amortization amounting to S/79 million (S/67.7 million as of December 31, 2018) has been made.

As of December 31, 2019, the balance includes accrued interest payable and VAC adjustments for S/86.8 million (S/72 million as of December 31, 2018).

As of December 31, 2018 and 2019, the movement of this account is as follows:

	2018	2019

Balance at January, 1	603,657	611,660
Amortization	(10,178)	(11,330)
Accrued interest	48,130	48,253
Interest paid	(29,949)	(30,086)
Balance at December, 31	611,660	618,497

As part of the bond structuring process, GyM Ferrovías S.A. pledged to report and verify compliance with the following, measured according to their individual financial statements (covenants):

-	Debt service coverage ratio not less than 1.2 times;
-	Maintain a minimum balance in the trust equal to one-quarter of operating and maintenance costs (including VAT);
-	Maintain a constant balance in the minimum trust equal to the following two coupons according to the bond schedule.

On August 23, 2017, GyM Ferrovias S.A. and Line One CPAO Purchaser LLC signed the purchase-sale contract and assignment of collection rights for the “Annual Payment for Complementary Investment (PAO Complementary)” derived from the Concession Contract for an amount equivalent to US$316 million. The last payment for the sale of the CPAO was mad on December 10, 2019.

On August 23, 2017, GyM Ferrovias S.A. as Borrower, Mizuho Bank, Ltd., and Sumitomo Mitsui Banking Corporation as Lenders and Mizuho Bank, Ltd. as Administrative Agent signed a Working Capital loan agreement for an amount equivalent to US$80 million to partially finance the Lima Metro Line 1 Expansion Project. In May 2019, the Working Capital loan was fully prepaid and the Working Capital Loan Agreement terminated. (As of December 31, 2018, the account payable amounted to US$62 million).

b)	Norvial S.A.

Between 2015 and 2016, the subsidiary, Norvial S.A., issued the First Corporate Bond Program on the Lima Stock Exchange for S/365 million. The rating companies Equilibrium Risk and Apoyo & Asociados Internacionales gave the rating of AA to this debt instrument.

The purpose of the awarded funds was to finance the construction works of the Second Stage of the Road Network No. 5 and the financing of the VAT linked to the execution of the expenses of the Project.

As of December 31, 2018, and 2019, the movement in this account is as follows:

	2018	2019
Balance at January, 1	343,910	325,382
Amortization	(18,736)	(20,005)
Accrued interest	24,170	23,482
Capitalized interest	3,361	2,725
Interest paid	(27,323)	(26,039)
Balance at December, 31	325,382	305,545

As part of the bond structuring process, Norvial S.A. undertook to periodically report and verify compliance with the following covenants:

-	Debt service coverage ratio not less than 1.3 times;
-	Proforma leverage ratio less than 4 times.

The fair value of both obligations at December 31, 2019 amounts to S/1,014 million (at December 31, 2018, amounts to S/1,037 million), and is based on discounted cash flows using rates between 4.32% and 7.59% (between 4.09% and 5.45% at December 31, 2018) corresponding to level 2 of the fair value hierarchy.

As of December 31, 2018, and 2019, the Company has complied with the covenants of both types of bonds.

20    TRADE ACCOUNTS PAYABLE

As of December 31, this item includes:

	2018	2019

Invoices payable (a)	591,619	352,287
Provision of contract costs (b)	378,670	746,408
Notes payable	109,242	37,426
	1,079,531	1,136,121

(a) Invoices payable are obligations accredited with formal documents. The following are the invoices payable according to main projects:

	2018	2019
Infrastructure
Linea 1 - Metro de Lima	93,463	15,125
Oil services	49,254	46,932
Operation and maintenance - Roads	60,334	16,131
	203,051	78,188

Engineering and Construction
Works and Consortiums	128,159	64,571
Talara Refinery	101,103	59,740
Engineering and Construction Works VYV - DSD Chile Ltda.	26,184	26,368
Civil Works, Assembly and Electromechanics - Toquepala	23,957	10,325
North Concentrator Plant - Quellaveco	7,564	26,589
Engineering and Construction Works - Morelco S.A.S.	19,504	8,141
Generating Plant Machu Picchu	7,789	6,575
Project Mina Gold Fields La Cima S.A.	5,060	5,302
Civil works, assembly and electromechanics - Acero Arequipa	3,062	5,421
Others	5,319	15,091
	327,701	228,123
Real Estate	18,365	26,072
Parent Company Operation	42,502	19,904
	591,619	352,287

b)  Provision of contract costs are obligations not accredited with formal documents. Below are the services received not billed according to main projects:

	2018	2019
Infrastructure
Linea 1 - Metro de Lima	11,189	13,383
Oil services	-	20,512
Operation and maintenance - Roads	1,020	18,763
	12,209	52,658

Engineering and Construction
Talara Refinery	115,870	418,540
Works and Consortiums	105,681	68,239
Engineering and Construction Works VYV - DSD	51,412	68,140
Engineering and Construction Works - Morelco SAS	27,570	34,804
North Concentrator Plant - Quellaveco	10,030	24,185
Mina Project of Gold Fields La Cima S.A.	8,520	15,050
Civil Works, Assembly and Electromechanics - Acero Arequipa	4,932	17,382
Civil Works, Assembly and Electromechanics - Toquepala	5,283	5,055
Generating Plant Machu Picchu	2,376	4,633
Others	8,513	23,063
	340,187	679,091
Real estate	12,808	13,573
Parent Company Operation	13,466	1,086
	378,670	746,408

21    OTHER ACCOUNTS PAYABLE

As of December 31, this item includes:

		Total		Current	Non-current
	2018	2019	2018	2019	2018	2019

Advances received from customers (a)	496,547	307,839	301,868	270,714	194,679	37,125
Consorcio Ductos del Sur - payable (b)	234,978	148,076	-	-	234,978	148,076
Salaries and other payable	97,774	87,869	97,774	87,869	-	-
Put option liability on Morelco acquisition (Note 32-b)	103,649	106,444	-	71,341	103,649	35,103
Third-party loans	11,560	11,619	11,560	9,545	-	2,074
Other taxes payable	132,775	104,444	111,444	84,235	21,331	20,209
Acquisition of additional non-controlling interest	22,963	22,697	22,963	22,697	-	-
Guarantee deposits	15,137	13,201	15,137	13,201	-	-
Consorcio Rio Mantaro - payables	35,531	35,625	35,531	35,625	-	-
Other accounts payables	55,865	70,592	36,392	40,078	19,473	30,514
	1,206,779	908,406	632,669	635,305	574,110	273,101

(a)	Advances received from customers relate mainly to construction projects, and are discounted from invoicing, in accordance with the terms of the contracts.

		Total		Current		Non-current
	2018	2019	2018	2019	2018	2019

Advances Customers Consortiums	154,660	115,250	146,764	113,093	7,896	2,157
Autoridad Autonoma del Sistema Electrico de Transporte	164,218	-	9,781	-	154,437	-
Customer advances for real estate projects	67,519	66,258	67,519	66,258	-	-
Concentradora Norte - Quellaveco	-	64,118	-	44,932	-	19,186
Special National Transportation Infrastructure Project	69,943	42,030	38,959	26,534	30,984	15,496
Talara Refinery	10,835	-	10,835	-	-	-
Others	29,372	20,183	28,010	19,897	1,362	286
	496,547	307,839	301,868	270,714	194,679	37,125

(b)
The other accounts payable of Consorcio Constructor Ductos del Sur correspond to payment obligations to suppliers and the main subcontractors for S/235 million, assumed by the subsidiary GyM S.A; as a result of the termination of GSP operations.

The fair value of short-term accounts approximates their book value due to their short-term maturities. The non-current part mainly includes non-financial liabilities such as advances received from customers; the remaining balance is not significant in the financial statements for the periods shown.

22    OTHER PROVISIONS

At December 31, this item includes:

		Total		Current		Non-current
	2018	2019	2018	2019	2018	2019

Legal claims	84,728	278,319	6,049	103,635	78,679	174,684
Contingent liabilities from the acquisition of subsidiaries	4,498	-	-	-	4,498	-
Provision for well closure (Note 5.1 d)	20,382	50,116	148	9,848	20,234	40,268
	109,608	328,435	6,197	113,483	103,411	214,952

Additions for legal claims correspond to:

i) Provision for civil reparation

As of December 31, 2019, the Group updated the present value of the estimated provision amounting to S/154 million (S/73.5 million as of December 31, 2018), corresponding to the legal contingency estimated by the Management for exposure of the Company and its subsidiaries to the probable imposition of an obligation to compensate the government in relation to their participation as minority partners in certain entities that developed infrastructure projects in Peru with companies belonging to the Odebrecht group and in projects associated with the Construction Club.

ii) Class Action

Two class action lawsuits have been filed against the company and certain of our former officials in before the United States Court for theEastern District of New York during the first quarter of 2017 that were later consolidated into a single claim. The plaintiffs allege that during the class period the Company obtained equity investments from investors based on false and misleading statements that were made in breach of the Securities Act and that caused material losses to such investors In particular, it is complaint alleges that the defendant did not disclose, among other things, that: a) the Company knew that its partner Odebrecht was involved in illegal activities; and that, b) the Company profited from such activities in violation of its own corporate governance rules.

As of the date of this report, the Company has entered into term sheet with the plaintiffs' counsel, whereby the parties undertake to ensure the termination of the class action, through the negotiation, conclusion and filing of the final settlement agreement before court. The amount stipulated for the termination of the class action equals to US $ 20 million. As of December 31, 2019, the Company has made a provision of S/49.8 million (US $ 15 million) and the surplus of US $ 5 million will be covered by a professional liability policy pursuant to settlement agreement entered with the insurer.

iii) Other provisions

Other provisions correspond mainly to claims received from clients for S/46 million in the subsidiary GyM S.A.

The gross movement of other provisions is as follows:

		Contingent
		liabilities	Provision
	Legal	resulting from	for well
Other provisions	claims	acquisitions	closure	Total

At January 1, 2018	23,364	7,249	16,804	47,417
Additions	75,369	-	3,578	78,947
Reversals of provisions	(4,875)	(1,343)	-	(6,218)
Deconsolidation of subsidiaries	(2,340)	-	-	(2,340)
Reclasification liabilities classified as held for sale	-	(1,093)	-	(1,093)
Payments	(6,615)	-	-	(6,615)
Translation adjustments	(175)	(315)	-	(490)
At December 31, 2018	84,728	4,498	20,382	109,608

At January 1, 2019	84,728	4,498	20,382	109,608
Additions	197,721	-	30,998	228,719
Reversals of provisions	(3,122)	(4,349)	-	(7,471)
Payments	(914)	-	(1,264)	(2,178)
Translation adjustments	(94)	(149)	-	(243)
At December 31, 2019	278,319	-	50,116	328,435

23    EQUITY

a)	Capital

The General Shareholders’ Meeting held on November 6, 2018, approved a capital increase of up to US$130 million equivalent to 211,864,407 shares at a price of US$0.6136.  As of December 31, 2018, during the first stage of the placement and the conclusion of two preferred subscription rounds, a total of 69,380,402 shares were subscribed. Therefore, the Company's capital is represented by 729,434,192 shares with a par value of S/1.00 each, out of which 660,053,790 are registered in the Public Registry, and 69,380,402 are in the process of registration.

On April 2, 2019, the Company concluded the capital increase process by completing the subscription of 142,483,663 new common shares, therefore the capital of the company is represented by S/871,917,855, after the end of the private offer and considering the contributions made during the 2 preferential subscription rounds.

As of December 31, 2018, a total of 207,931,660 shares were represented in ADS, equivalent to 41,586,332 ADS at a rate of 5 shares per ADS; and 218,043,480 shares were represented in ADS equivalent to 43,608,696 ADS as of December 31, 2019.

As of December 31, 2019, the Company's shareholding structure is as follows:

		Total
Percentage of individual	Number of	percentage of
interest in outstanding capital	shareholders	interest

Up to 1.00	1,725	12.19%
From 1.01 to 5.00	16	30.98%
From 5.01 to 10.00	2	18.34%
Over 10	2	38.49%
	1,745	100.00%

At December 31, 2019, the Company's shares registered a stock price at the end of the year of S/1.70 per share and a trading frequency of 95.24% (S/1.99 per share and a trading frequency of 91.6% at 31 December 2018).

b)	Legal reserve

In accordance with the Peruvian General Law of Corporations, the legal reserve of the Company is constituted with the transfer of 10% of the annual profit until reaching an amount equivalent to 20% of the paid-in capital.  In the absence of profits or unrestricted reserves, the legal reserve must be applied to the compensation of losses and must be replenished with the profits of subsequent years.  This reserve may be capitalized; and its replacement is also mandatory.

c)	Voluntary reserve

As of December 31, 2018, and 2019, this S/29.97 million reserve is related to the excess of the legal reserve; this reserve is above the requirement to constitute a reserve until it reaches the equivalent of 20% of the paid-in capital.

d)	Share premium

This item includes the excess of total income obtained by shares issued in 2013 compared to their nominal value of S/1,055.5 million and by shares issued in 2018 and 2019 an amount of S/68.2 million and S/138.9 million, respectively.

In addition, this account recognizes the difference between the nominal value and the transaction value for acquisitions of shares in non-controlling interests.

e)	Retained earnings

Dividends distributed to shareholders other than domiciled legal entities are subject to the rates of 4.1% (earnings until 2014), 6.8% (2015 and 2016 earnings) and 5.00% (2017 and thereafter) for income tax charged to these shareholders; such tax is withheld and settled by the Company. Dividends for fiscal years 2018 and 2019 were not distributed (Note 33).

24    DEFERRED INCOME TAX

Deferred income tax is classified by its estimated reversal term as follows:

		At December 31,
	2018	2019

Deferred income tax asset:
Reversal expected in the following twelve months	48,889	37,927
Reversal expected after twelve months	376,547	202,992
Total deferred tax asset	425,436	240,919

Deferred income tax liability:
Reversal expected in the following twelve months	(9,067)	(19,791)
Reversal expected after twelve months	(66,280)	(92,943)
Total deferred tax liability	(75,347)	(112,734)
Deferred income tax asset, net	350,089	128,185

The gross movement of the deferred income tax item is as follows:

		At December 31,
	2018	2019

Opening balance	364,225	350,089
Debit (credit) to income statement (Note 29)	25,118	(206,273)
Adjustment for changes in rates of income tax	(1,524)	(622)
Sale of a subsidiary	(40,460)	-
IFRIC 23 adoption	-	(986)
Debit (credit) to equity	(95)	(3)
Other movements	2,825	(14,020)
Final balance	350,089	128,185

As of December 31, 2019, the total tax loss amounts to S/517.3 million and is composed as follows:

	Difference in		Work		Borrowing
Deferred income	depreciation	Deferred	in	Tax	costs
tax liabilities	rates	income	process	receivable	capitalized	PPA	Others	Total

At January 1, 2018	165,851	-	2,530	32,189	19,945	15,338	9,357	245,210
(Charge) credit to P&L	(74,679)	13,574	2,926	689	(4,229)	(11,699)	7,828	(65,590)
Sale of subsidiary	(16,189)	-	-	-	-	(5,201)	(3,377)	(24,767)
At December 31, 2018	74,983	13,574	5,456	32,878	15,716	(1,562)	13,808	154,853

(Charge) credit to P&L	9,937	10,571	33,403	3,312	(780)	11,385	18,821	86,649
At December 31, 2019	84,920	24,145	38,859	36,190	14,936	9,823	32,629	241,502

		Accelerated			Accrual for
Deferred income		tax	Tax	Work	unpaid		Tax
tax assets	Provisions	depreciation	losses	in process	vacations	Impairment	Goodwill	Others	Total

At January 1, 2018	52,439	86,651	144,089	39,487	13,440	224,780	20,413	28,136	609,435
Charge (credit) to P&L	702	(83,561)	25,733	(5,482)	1,784	35,289	(2,365)	(14,096)	(41,996)
Charge (credit) to equity	-	-	-	-	-	-	-	(95)	(95)
Sale of subsidiary	(14,775)	(2,169)	(33,512)	-	(6,215)	(6,462)	-	(944)	(64,077)
Others	-	-	-	-	-	-	-	1,675	1,675
At December 31, 2018	38,366	921	136,310	34,005	9,009	253,607	18,048	14,676	504,942

Charge (credit) to P&L	804	7,512	14,343	11,715	1,842	(205,265)	(4,526)	53,329	(120,246)
Charge (credit) to equity	-	-	-	-	-	-	-	(3)	(3)
IFRIC 23 adoption	-	-	(986)	-	-	-	-	-	(986)
Others	-	-	-	-	-	-	-	(14,020)	(14,020)
At December 31, 2019	39,170	8,433	149,667	45,720	10,851	48,342	13,522	53,982	369,687

As of December 31, 2019, the total tax loss amounts to S/517.3 million and is composed as follows:

		Tax loss
	Tax	aplication			Application	Statute of
	loss	method	2020	2021	Forward	limitations

GyM S.A.	328,946	B	23,985	13,270	291,691
Vial y Vives-DSD S.A.	115,027	N/A	71,010	6,018	37,999
Viva GyM S.A.	21,530	A	16,917	4,613	-	2022
Graña y Montero S.A.A.	17,875	A	-	-	17,875	2022
TGNCA S.A.C.	15,989	B	-	-	15,989
Morelco S.A.S.	5,650	N/A	5,650	-	-
GMP S.A.	4,869	A	4,869	-	-	2021
GyM Chile S.p.A.	4,052	N/A	-	-	4,052
Survial S.A.	2,053	A	1,437	616	-	2023
Incolur DSD	1,278	N/A	-	-	1,278
Others	47		47	-	-
	517,316		123,915	24,517	368,884

     According to Peruvian legislation, there are two ways to compensate tax losses:

1.	System A, it is allowed to offset the tax loss in future years up to the following four (4) years from the date the loss is incurred.

2.	System B. The tax loss may be offset in future years up to 50% of the net rent of each year. This option does not consider a statute of limitations.

The taxable goodwill relates to the tax credit generated in the reorganization of the Chilean subsidiaries in 2014, in accordance with such legislation. In 2016, the arbitration related to the Collahuasi project was closed, and an additional payment to the sellers of the Chilean subsidiary was determined, which originated the increase of this temporary item.

Deferred income corresponds to income that, according to Colombian tax regulations, is not recognized as such for tax purposes until certain requirements are met.

25    WORKERS’ PROFIT SHARING

The distribution of the workers’ profit sharing in the income statement for the years ended December 31 is shown below:

	2018	2019

Cost of sales of goods and services	5,274	4,661
Administrative expenses	2,588	1,679
	7,862	6,340

26    COSTS AND EXPENSES BY NATURE

For the years ended December 31, the detail of this item is as follows:

	Cost
	of goods	Administrative
	and services	expenses	Total
2018
Services provided by third-parties	1,064,687	98,060	1,162,747
Salaries, wages and fringe benefits (i)	817,392	105,505	922,897
Purchase of goods	755,209	-	755,209
Other management charges	375,308	43,533	418,841
Amortization	98,318	4,856	103,174
Depreciation	81,199	5,135	86,334
Impairment of accounts receivable (ii)	45,658	19,418	65,076
Taxes	8,727	1,926	10,653
Impairment of property, plant and equipment	5,468	-	5,468
Inventory recovery	(26,993)	-	(26,993)
	3,224,973	278,433	3,503,406

	Cost
	of goods	Administrative
	and services	expenses	Total
2019
Services provided by third-parties	1,450,577	58,728	1,509,305
Salaries, wages and fringe benefits (i)	951,455	117,426	1,068,881
Purchase of goods	855,743	-	855,743
Other management charges	174,678	27,708	202,386
Amortization	99,589	5,689	105,278
Depreciation	95,445	1,907	97,352
Impairment of accounts receivable (ii)	4,900	-	4,900
Taxes	6,941	2,450	9,391
Impairment of property, plant and equipment	3,907	-	3,907
Impairment of investments	255	-	255
Inventory recovery	(249)	-	(249)
	3,643,241	213,908	3,857,149
(i) For the years ended on December 31, salaries, wages and fringe benefits comprise the following:

	2018	2019

Salaries	629,641	786,346
Statutory gratification	80,697	88,369
Social contributions	73,297	61,533
Employee’s severance indemnities	50,852	49,944
Vacations	39,221	39,298
Workers' profit sharing (Note 25)	7,862	6,340
Others	41,327	37,051
	922,897	1,068,881

(ii) For the years ended December 31, the impairment of accounts receivable includes the following:

	2018	2019
Trade accounts receivables	3,065	955
Other accounts receivable	44,252	2,421
Accounts receivable from related parties	17,759	1,524
	65,076	4,900

27    FINANCIAL INCOME AND EXPENSES

For the years ended on December 31, these items include the following:

	2018	2019

Financial income:
Interest on loans to third parties	27,060	36,876
Fair value of accounts receivables	9,786	30,408
Interest on short-term bank deposits	3,811	4,056
Commissions and collaterals	1,448	535
Exchange rate gain, net	-	-
Others	8,820	2,781
	50,925	74,656

Financial expenses:
Interest expense:
- Bank loans	90,349	78,293
- Bonds	27,388	26,113
- Commissions and collaterals	31,668	24,521
- Loans from third parties	31,296	14,162
- Right-of-use	-	5,472
- Financial lease	2,908	2,042
Loss by measurement of financial asset fair value	25,796	41,131
Exchange difference loss, net	23,276	32,570
Derivative financial instruments	268	92
Other financial expenses	23,200	14,542
Less capitalized interest	(8,167)	(7,229)
	247,982	231,709

28    OTHER INCOME AND EXPENSES, NET

For the years ended December 31, these items include the following:

	2018	2019
Other income:
Profit from Mizuho Agreement (a)	-	89,688
Recovery of provisions and accounting impairments	-	23,279
Trademarks revaluation	-	20,676
Supplier debt forgiveness	-	19,026
Sale of fixed assets	26,007	12,748
Sale of investments	13,475	-
Present value of the liability from put option	6,122	-
Others	12,815	14,368
	58,419	179,785

Other expenditures:
Asset impairment (b)	-	296,581
Civil repair to the Peruvian Government (c )	73,500	69,150
Legal litigation (class action) (Note 22)	-	49,754
Impairment of goodwill and trademarks (Note 17 a)	-	33,089
Net cost of fixed assets disposal	36,931	21,061
Others	9,323	36,904
	119,754	506,539
	(61,335)	(326,754)

(a) Corresponds to the refinancing agreement linked to the contract signed between GyM Ferrrovias S.A. and Mitzuho Bank Ltd. where the Company acted as an endorsement of the transaction. Under the contract, a bond letter was issued with Mitzuho Bank Ltd. for it to be covered with a financial derivative. The contract further indicated that in the event that the bank refinanced the debt, the Company received 70% of the gains obtained.

(b) Mainly corresponds to a provision for impairment of accounts receivable from GSP for S/276 million (Note 15 a) and the subsidiary Promotora Larco Mar S.A. recognized an impairment on work in progress balances for S/18 million.

(c) The Company increased the provision for civil reparation in S/69 million (Note 22).

29    TAX SITUATION

a)
Each company in the Group is individually subject to the applicable taxes in Peru, Chile and Colombia. Management considers that it has determined the taxable income under general income tax laws in accordance with the tax legislation current effective of each country.

b)	Changes in the Income Tax Law in Colombia -

With the entry into force of the law 2010 of December 2019 law of economic growth, employment, investment, strengthening of public finances and the progressivity, equity and efficiency of the tax system, the following was stipulated as of January 1 2020:

It is supposed that the liquid income is not less than 3.5% of its liquid assets of the previous year. The percentage of presumptive income will be reduced to 0.5% by 2020 and 0% from 2021.

The income tax rate applicable to national societies, permanent establishments and foreign legal entities will be 32%, 31% and 30% for the periods 2020, 2021 and 2022, respectively.

Individuals or corporation taxpayers who receive income from foreign sources subject to income in the country of origin, can deduct the tax paid abroad from this income.

Payments abroad for interest, commissions, fees, royalties, leases, personal services are subject to withholding tax at the rate of 20%. Payments for consulting, technical services and technical assistance provided by non-residents are subject to the 20% withholding tax rate. Payments for financial returns to non-residents are subject to the 15% withholding tax rate. Payments to the parent company for management fee, are subject to the 33% withholding tax rate.

Taxpayers may correct their tax returns within three (3) years after the closing date of tax submits and before they have been notified of a special requirement.

The statute of limitations for income taxpayers who compensate for tax losses or are subject to transfer prices will be five (5) years.

In case of an increase in taxable income of 30% with respect to the previous year, for fiscal years 2020 and 2021, the statute of limitation of the returns would be six (6) months and in the case of a 20% increase year will be close at month twelve (12).

c)	The income tax expense shown in the consolidated statement of income comprises:

	2018	2019

Current income tax	150,020	113,062
Deferred income tax (Note 24)	(23,594)	206,895
	126,426	319,957
(-) Discontinued Operations	(13,108)
Income tax expense	113,318	319,957

d)  The Group’s income tax differs from the theoretical amount that would have resulted from applying the weighted-average income tax rate applicable to the profit reported by of the consolidated companies, as follows:

	2018	2019

Profit (loss) before income tax	133,948	(474,726)

Income tax by applying local applicable tax
rates on profit generated in the respective countries	40,507	(141,370)
Tax effect on:
- Reversal of deferred income tax asset	-	174,716
- Non-recoverable item	-	85,301
- Non-deductible expenses	70,052	84,832
- Unrecognized deferred income tax asset	8,592	82,424
- Change in prior years estimations	3,235	36,529
- Provision of tax contingencies	-	7,079
- Adjustment for changes in rates of income tax	1,524	622
- Non-taxable income	(1,691)	(1,195)
- Equity method (profit) loss	(1,094)	(64)
- Others	(7,807)	(8,917)
Income tax	113,318	319,957

e)
The theoretical tax disclosed is the result of applying the income tax rate in accordance with the tax legislation of the country where each company that is part of the Group is domiciled. In this sense, companies domiciled in Peru, Chile, and Colombia applied in 2019 income tax rates of 29.5%, 27% and 33% respectively (29.5%, 27% and 37% for 2018). Norvial S.A., GyM Ferrovias S.A., Concesionaria Via Expresa Sur S.A. and GMP S.A. (Blocks III and IV) have legal stability contracts signed with the Peruvian Government in force during the term of the associated concessions.  Therefore, the consolidated theoretical amount is obtained from the weighting of the profit or loss before income tax and the applicable income tax rate.

	Taxes	before the
	local	Tax	Tax
Country	Applicable	to Rent	to rent
	(A)	(B)	(A)*(B)
2018
Peru	29.50%	151,627	44,730
Peru - Norvial S.A.	27.00%	21,104	5,698
Peru - GyM Ferrovías S.A.	30.00%	125,136	37,541
Peru - Vía Expresa Sur S.A.	30.00%	2,951	885
Peru - GMP S.A.	29.00%	35,421	10,272
Chile	27.00%	(20,768)	(5,607)
Colombia - Morelco S.A.	37.00%	11,851	4,385
Colombia - GyM S.A. Branch	33.00%	1,984	655
Bolivia	25.00%	(137)	(34)
Unrealized gains		(195,221)	(58,018)
		133,948	40,507

2019
Peru	29.50%	(1,612,192)	(475,597)
Peru - Norvial S.A.	27.00%	24,066	6,498
Peru - GyM Ferrovías S.A.	30.00%	121,080	36,324
Peru - Vía Expresa Sur S.A.	30.00%	(17,752)	(5,326)
Peru - GMP S.A.	29.00%	35,421	10,272
Chile	27.00%	(36,917)	(9,967)
Colombia - GyM S.A. Branch	33.00%	(11,824)	(3,902)
Bolivia	25.00%	681	170
Unrealized gains		1,022,711	300,158
		(474,726)	(141,370)

In 2018, Colombia applied a 33% Income Tax rate and a 4% temporary surcharge on a taxable income greater than S/895 thousand (equivalent to COP800 million). The two subsidiaries domiciled in Colombia determined taxable income that generated the application of income tax rates of 37% and 33%.

f)
Peruvian tax authorities have the right to examine, and, if necessary, amend the income tax determined by the Company in the last four years - from January 1 of the year after the date when the tax returns are filed (open fiscal year). Therefore, years 2015 through 2019 are subject to examination by the tax authorities. Management considers that no significant liabilities will arise as a result of these possible tax examinations.  Additionally, income tax returns for fiscal years 2017 to 2019 remain open for examination by the Chilean tax authorities who have the right to carry out said examination within the three years following the date the income tax returns have been filed. Fiscal years 2016 to 2019 are open for tax audit by Colombian tax authorities. Colombian tax authorities are entitled to audit two consecutive years following the date the income tax returns were filed.

g)
In accordance with Peruvian current legislation, for determination of income tax and general sales tax, the transfer prices transactions with related companies and companies resident in territories with low or no taxation must be considered. For this purpose, documentation and information must be available to support the valuation methods used and the criteria considered for their determination (transfer pricing rules). The Tax Administration is authorized to request this information from the taxpayer. Based on the analysis of the Company's operations, Management and its legal advisors estimate that the transfer prices of transactions with related companies are based on market conditions, similar to those agreed with third parties, at 31 December 2019.

h)   Temporary tax on net assets (ITAN)

The temporary tax on net assets is applied by the companies which operate in Peru, to third category income generators subject to the Peruvian Income Tax General Regime.  Effective the year 2012, the tax rate is 0.4%, applicable to the amount of the net assets exceeding S/1 million.

The amount effectively paid may be used as a credit against payments on account of income tax or against the provisional tax payment of the income tax of the related period.

i)
The recoverability of the deferred income tax asset registered in Business of Gas at the end of 2018, related to the impairment of investments in GSP has been evaluated, finally ending in a write-off of S/172 million.

j)
In 2019, certain operations have not been recognized to have impact on income tax such as: additional impairment of investments in GSP (Negocios Gas S.A.) S/67 million, impairment of accounts receivable in GyM S.A. amount to S/7.7 million and work in progress in Concesionaria Vesur S.A. and Promotora Larcomar S.A. equal to S/10.8 million.

k)	The current income tax payable, after applying the corresponding tax credits and whose due date is up to the first week of April of the following year, includes mainly:

-	GyM Ferrovias S.A.	S/7 million in 2019 and S/20 million in 2018
-	Inmobiliaria Almonte S.A.	S/10 million in 2018

30    OTHER COMPREHENSIVE INCOME

The analysis of this account is reflected below:

				Exchange
		Foreign	Increase in	difference from
		currency	fair value of	net investment
	Cash flow	translations	available-for	in a foreign
	hedge	adjustment	sale assets	operation	Total

At January 1, 2018	371	(63,722)	7,461	(1,962)	(57,852)

(Charge) credit for the year	160	(7,875)	-	(10,800)	(18,515)
Tax effects	(47)	-	-	2,808	2,761
Transfer to profit or loss (*)	-	14,805	-	-	14,805
Other comprehensive income of the year	113	6,930	-	(7,992)	(949)
At December 31, 2018	484	(56,792)	7,461	(9,954)	(58,801)

(Charge) credit for the year	8	(6,892)	-	-	(6,884)
Tax effects	(2)	-	-	-	(2)
Other comprehensive income of the year	6	(6,892)	-	-	(6,886)
At December 31, 2019	490	(63,684)	7,461	(9,954)	(65,687)

(*) The amount of S/14.8 million corresponds to the recognition of the translation adjustment from CAM Chile S.A., an indirect subsidiary sold in December 2018.

The amounts in the above table only represent amounts attributable to the Company’s controlling interest, net of tax. The table below shows the movement in other comprehensive income per year:

	2018	2019
Controlling interest	(949)	(6,886)
Non-controlling interest	(1,346)	(1,734)
Adjustment for actuarial gains and
losses, net of tax	16,589	-
Total value in OCI	14,294	(8,620)

31    CONTINGENCIES, COMMITMENTS, AND WARRANTIES

In the opinion of Management and its legal advisors, the provisions registered mainly for labor and tax claims are sufficient to cover the results of these probable contingencies. (Note 22).

a) Tax contingencies

The Company considers that the maximum exposure for tax contingencies of the Group amounts to S/71.4 million according to the following detail:

Contentious Administrative Process before the Judiciary regarding the assessment of IGV or VAT tax from 1998 to 2002 for S/0.6 million and for Income Tax and IGV or VAT tax from 2001 for S/3.3 million.

The appeal before SUNAT of income tax assessments from 2012 to 2016 amounting to S/48.5 million (S/37.5 million correspond to GyM SA, S/3.7 million to Viva GyM SA, S/6.1 million to GMI SA and S/1.2 million by Consorcio Río Mantaro).

The appeal before the Tax Court regarding VAT tax assessments for 2014 amounting to S/2.7 million (corresponding to the Consortium Constructor Ductos del Sur); income tax assessments from 2009 to 2013 equal to S/16.1 million (S/14.7 million for the Company, S/1.4 million for Viva GyM SA) and Non-domicilied Income Tax for 2011 amounting to S/0.1 million corresponding to Viva GyM S.A.

Management believes that all the aforementioned processes will be favorable considering their characteristics and the evaluation of their legal advisors.

b) Other contingencies

Civil lawsuits, demanding compensation of damages, contract terminations and the enforcement of payment obligations S/17.1 million (S/0.3 million for GyM SA, S/15.4 million correspond to Consorcio Constructor Ductos del Sur., S/0.6 million to Consorcio Peruano de Conservacion, S/0.1 to Las Lomas SAC, S/0.5 million to Consorcio Rio Urubamba and S/0.1 million to Consorcio Vial Ayacucho)

Administrative contentious proceedings amounting to S/0.6 million in fines imposed by OSINERGMIN  to GMP S.A.

Administrative processes amounting to S/2.5 million (S/1.08 million correspond to Viva GyM SA, S/0.2 million to Consorcio Toromocho, S/0.2 million to GMP SA, S/0.34 million to GMVBS SA, S/0.25 million to GyM SA, S/0.34 million to Inmobiliaria Almonte SAC and S/0.05 million to Terminales del Perú)

Labor dispute processes amounting to S/16.76 million (S/2.03 million correspond to Concar SA, S/1.52 million to Consorcio GyM - Conciviles, S/1 million to Consorcio Lima Commercial Activities, S/2.04 million to GMP SA, S/8.9 million to GyM SA, S/0.35 million to Morelco SA, S/0.30 million to Consorcio Rio Mantaro, S/0.15 million to Consorcio Tren electric, S/0.14 million to GyM International Operations SAC, S/0.03 million to Vial y Vives and S/0.3 million to Servisel SA).

c) Letters bonds and guarantees

The Group maintains letters of guarantee and guarantees in force in various financial institutions guaranteeing operations for US $ 376.1 million and US $ 13.9 million, respectively (US $ 471.6 million and US $ 13.9 million, respectively, as of December 31, 2018).

32    BUSINESS COMBINATIONS

a)	Morelco S.A.S. acquisition

On December 23, 2014, the Company acquired control through its subsidiary GyM S.A., with the purchase of 70% of its shares representing the capital stock. Morelco S.A.S. is an entity domiciled in Colombia, whose principal economic activity is the provision of construction and assembly services. This acquisition forms part of the Group’s expansion plans in markets with high growth potential such as Colombia and in attractive industries such as mining and energy.

At December 31, 2014, the Company determined goodwill on this acquisition based on an estimated purchase price of US$93.7 million (equivalent to S/277.1 million) which included cash payments made of US$78.5 million (S/237.5 million, approximately) and estimated payables of US$15.1 million (equivalent to S/45.7 million), which according to what was agreed between the parties, would be defined after the review of the balance sheet of the acquired entity mainly referring to working capital, cash and financial debt and the determination of the definitive value of the contracted works pending to execute (backlog) of the acquired business. The estimated purchase price was distributed among the provisional fair values of the assets acquired, and liabilities assumed.

As a result of this distribution, a goodwill of US$36.1 million (equivalent to S/105.8 million) was determined.

Non-controlling interest put and call options

In accordance with the shareholders’ agreement entered into for the purchase of Morelco, the Company signed put and call option contract on 30% of the shares of Morelco held by the non-controlling shareholders. Through this contract, the non-controlling shareholders obtain a right to sell their shares within the term and amount established in the contract (put options). The period for exercising the option begins on completion of the second year of the purchase and expires in the tenth year. The exercise price is based on a multiple of EBITDA less net financial debt and until the months 51 and 63 from the date of the agreement, a minimum value is set based on the price per share that the Company paid to acquire 70% of Morelco shares.

The Company obtains the right to purchase the same shares for a period of 10 years and at a determined price similar to that of the aforementioned put options, except that the minimum value applies to the entire term of the option (call options).

Into IFRS framework, the put option represents an obligation for the Company to purchase shares of the non-controlling interest and, consequently, the Group recognizes a liability measured by the fair value of that option, as of December 31, 2019, the value of the liability amounts to S/106.4 million (as of December 31, 2018, it was S/103.7 million). Because the Group concluded that as a result of this contract, did not acquire the significant risks and rewards inherent to the stock option package, the initial recognition of this liability was charged to an equity account of the controlling stockholders, under the heading of other reserves (Note 21).

On April 30, 2019, an addenda No. 01 was signed to the shareholders Agreement, which modifies:

Section 7.3 sale option in favor of the Initial shareholder, for the following:
As of December 31, 2020 and for a term of six (6) months, the initial shareholder may exercise a selling option, only once, for a number of shares held by the Initial shareholder equivalent to sixty-six point sixty-seven percent (66.67%) of the shares held by the Initial shareholder at the time of exercising the Low sale option this sub-clause (sale option 1). As of December 31, 2022 and for a term of six (6) months, the Initial shareholder may at any time exercise a sale option, for one time only, for the totality and not less than the totality of the shares held by the Initial shareholder at the time of exercising the sale option under this subclause, notwithstanding the foregoing, if GyM S.A. does not fulfill its obligations subject to the option of sale 1 within the period indicated in paragraph b of this Section 7.3, the term established for the exercise of option 2 is accelerated and may be exercised by the Initial shareholder at any time after the day following expiration of said period by sending a Notification of the option of sale to GyM S.A., so that in such event GyM S.A. will only fulfill its obligations by purchasing one hundred (100%) of the shares held by the previous shareholder.

Section 7.3 (c) is replaced in its entirety by the following:
(c) The price per share in each sale option shall be equal to the base price per share plus an interest charge. The base price per share shall be the result of dividing 5,375 times the EBITDA of the twelve (12) months prior to the date of receipt of the Notification of the option of sale by GyM S.A. minus DFN, between (and) all of the shares at the date of receipt of the Notice of option of sale by GyM S.A.; however, the corresponding base price per share shall not be less than the price per share corresponding to the purchase price [as that term is defined in the share sale Contract). The base price per Minimum action established in this Section 7.3 (c) shall not apply: (a) in a sale option that is triggered by the GyM S.A. share provision to a third party, when the GyM S.A. Stock provision does not result in a sale of the Company, and (b) in an Opt sales ion activated before an Exempt Operation. On the base price per share, remuneration interest will be caused at an annual interest rate composed of two point seventy percent (2.70%) as of (i) February 14, 2018 for option 1; (ii) December 31, 2019 for sale option 2 and (iii) in both cases, up to the effective payment date of the purchase contract price concluded as a result of the exercise of each sale option.

33    DIVIDENDS

In compliance with certain covenants, the company will not pay dividends for the years 2018 and 2019, except for transactions with non-controlling interests described in Note 35-d).

34    LOSS PER SHARE

The basic loss per common share has been calculated by dividing the loss of the year attributable to the Group’s common shareholders by the weighted average of the number of common shares outstanding during that year. No diluted loss per common share has been calculated because there is no potential diluent common or investment shares (ie, financial instruments or agreements that entitle to obtain common or investment shares); therefore, it is the same as the loss per basic share. The basic loss per common share is as follows:

			2018	2019

Loss attributable to owners of the Company
during the year			(83,188)	(884,721)
Weighted average number of shares in issue
at S/1.00 each, at December 31,			665,835,490	822,213,119

Basic loss per share (in S/)	(	*)	(0.125)	(1.076)

			2018	2019

Loss from continuing operations attributable to owners
of the Company during the year			(65,888)	(840,762)
Weighted average number of shares in issue
at S/1.00 each, at December 31,			665,835,490	822,213,119

Basic loss per share (S/)	(	*)	(0.099)	(1.023)

(*) The Group does not have common shares with dilutive effects at December 31, 2018 and 2019.

35    TRANSACTIONS WITH NON-CONTROLLING INTERESTS

a)	Acquisition of additional non-controlling interest

In May, November and December 2016, GyM Chile S.p.A. acquired 5.43%, 6.77%, and 1.49%, respectively of additional shares in Vial y Vives - DSD S.A. at a total purchase price of S/21.6 million, S/25.7 million and S/3.8 million, respectively. The carrying values of the non-controlling interest at the acquisition dates were S/13.9 million, S/17.9 million and S/3.9 million. The Group ceased to recognize the corresponding non-controlling interest, recording a decrease in equity attributable to the owners of the Company of S/15.4 million. At December 31, 2019, the outstanding balance was S/22.7 million (S/23 million in 2018) (Note 21).

b)	Contributions (returns) from non-controlling shareholders

Corresponds to the contributions and returns made by the partners of the subsidiary Viva GyM S.A. for the realization of real estate projects. As of December 31, the balances include:

	2018	2019
Viva GyM S.A.
Contributions received	3,399	152
Returns of contributions	(87,856)	(33,148)
	(84,457)	(32,996)

Plus (less):
Contributions from other subsidiaries	15,120	-
Increase (decrease) in equity of non controlling parties	(69,337)	(32,996)

36    DISCONTINUED OPERATIONS AND NON-CURRENT ASSET CLASSIFIED AS HELD FOR SALE

As part of the non-strategic asset divestment process initiated by the Company, in 2018, CAM Servicios del Peru S.A. and CAM Chile S.A., and Stracon GyM S.A. were sold (“completed”).

Additionally, information is presented on Adexus S.A., a subsidiary that has been reclassified as a non-current asset available for sale (“planned”) as of December 31, 2018 and 2019.

Below is the information on the financial result and cash flow from discontinued operations, Stracon GyM S.A., CAM Servicios del Peru S.A., CAM Chile S.A. (done) and Adexus S.A. (planned):

	Discontinued operations
	At December 31,
		2018	2019
	Grupo CAM and
	Stracon GyM	Adexus S.A.	Adexus S.A.
	(Completed)	(Planned)	(Planned)

Revenues	1,010,739	302,936	252,857
Operating costs	(968,375)	(263,455)	(244,183)
Gross profit	42,364	39,481	8,674

Administrative expenses	(56,950)	(32,730)	(34,744)
Other (expenses) income, net	860	(4,519)	(12,740)
Operating (loss) profit	(13,726)	2,232	(38,810)

Financial expenses	(19,971)	(12,786)	(24,359)
Financial income	6,253	610	2,625
Loss before income tax	(27,444)	(9,944)	(60,544)
Income tax	7,112	2,325	16,585
Loss from discontinued operations (a)	(20,332)	(7,619)	(43,959)

	Discontinued operations
	At December 31,
		2018	2019
	Completed	Planned	Planned

Cash flows relating to the discontinued operations are as follows:

Operating cash flows	6,967	36,450	437
Investing cash flows	(11,474)	(18,141)	-
Financing cash flows	526	(21,422)	(1,250)
Net increase generated in subsidiary	(3,981)	(3,113)	(813)

A. Discontinued operations

i)	CAM Servicios del Peru S.A. and CAM Chile S.A.

On December 4, 2018, the Company entered into a purchase and sale agreement for all of its shares (representing 73.16%) of CAM Servicios del Peru S.A. and CAM Chile S.A. The Group received for its participation in CAM Chile S.A. and CAM Servicios del Peru S.A. the sum of (i) US$15.78 million (equivalent to S/51.7 million) for the shares of CAM Chile S.A. and (ii) US$3.0 million (equivalent to S/10.4 million) for the shares of CAM Servicios del Peru S.A., respectively.  The net gain on the sale of both subsidiaries amounted to S/31.7 million.

ii)	Stracon GyM S.A.

On March 28, 2018, the Company entered into a purchase and sale agreement for all of its shares (representing 87.59%) in Stracon GyM S.A. The sale price was agreed in US$76.8 million (equivalent to S/248.8 million), which is fully paid. The net gain on the sale amounted to S/41.9 million.

B.  Non-current asset classified as held for sale

At December 31, 2018 and 2019, non-current assets and liabilities held for sale correspond to investments in the company Adexus S.A. (hereinafter Adexus), whose main activity is to provide information technology solutions mainly in Chile and Peru.

On November 19, 2019, Adexus S.A. filed an application for reorganization under Law 20.720 with the Chilean courts of justice. The Company impaired the total investment value as of December 31, 2019.

The reorganization allows companies with temporary liquidity problems to obtain financial protection for a period of 30 days, extendable for a period of 60 days, with the support of their creditors, to prepare, propose and negotiate a plan to restructure their assets and liabilities.

Although the Company investment in Adexus has been declared as an available-for-sale investment and on an exceptional basis, the Group decided that Adexus will be subject to the patrimonial protection law; after achieving this restructuring, the Group will focus on honoring it in the terms agreed while finding the right shareholder for the future development of the Company.

		At December 31,
	2018	2019

ASSETS
Cash and cash equivalets	6,074	1,723
Accounts receivables, net	157,351	129,739
Inventories, net	3,999	2,828
Other assets, net	80,374	68,730
Total assets	247,798	203,020

LIABILITIES
Borrowings	71,810	91,529
Accounts payable	148,817	118,497
Deferred income tax liabilities	5,201	-
Total liabilities	225,828	210,026
Total net assets	21,970	(7,006)

37    EVENTS AFTER THE DATE OF THE STATEMENT OF FINANCIAL POSITION

1.
On January 9, 2020, the Company communicated that the creditors committee of Adexus S.A. approved with the favorable vote of more than 80% of the pledge creditors and 85% of the unsecured creditors, respectively, the judicial reorganization agreement proposed by Adexus S.A. in the framework of the reorganization procedure. According to the terms of the judicial reorganization agreement, Adexus S.A. will restructure and pay the total of its reorganized liabilities within a maximum period of six years, according to the new agreed conditions, being authorized to continue with its commercial activities normally. As a result of the financial protection provided by the Chilean law and with the support of its creditors, Adexus S.A. has achieved the restructuring of its liabilities while continuing to serve all its customers.

2.
On February 3, 2020, the General Shareholders Meeting of the Company approved the decision to enter into the Preliminary Agreement and the withdrawal and dismissal of the Request for Arbitration filed by the Company pursuant to the Preliminary Agreement.  In addition, the ratification of the Act of Mutual Understanding for the Completion of Plea Agreement Procedure with the Peruvian Third Bureau of the Supraprovincial Corporate Prosecutor’s Office Specialized in Crimes of Corruption of Officials – Special Team and the Ad Hoc Peruvian National State Counsel.